INDEPENDENT TECHNICAL REPORT JUANICIPIO SILVER PROJECT ZACATECAS STATE, MEXICO

MAG SILVER CORP. Bentall Tower 5 Suite 328, 550 Burrard Street Vancouver, British Columbia Canada, V6C 2B5 www.magsilver.com

July 5th, 2006

Prepared By:

Caracle Creek International Consulting Inc. Suite 203 - 210 Cedar Street Sudbury, Ontario, Canada P3B 1M6 +1.705.671.1801 Stephen Wetherup, B.Sc., P.Geo.

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

LIST OF FIGURES

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

LIST OF TABLES

APPENDICES

Appendix 1: Author Certificate of Qualifications and Certificate of Authorization

Appendix 2: Glossary of Terms

Appendix 3: Exploration Permits and Mexican Mining Law

Appendix 4: Drill Logs, Vertical Sections and Assays

Appendix 5: Assay Certificates and Analytical Methods from BSI-Inspectorate Laboratories, Reno,
Nevada

Appendix 6: Site Visit Summary Sample Descriptions, Assays, Assay Certificates and Analytical
Methods.

Appendix 7: Exploration of Low Sulphidation Epithermal Vein Systems (Megaw, 2006).

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

SUMMARY

Caracle Creek International Consulting Inc. (“CCIC”) was contracted by MAG Silver Corp. (“Mag Silver”), a Toronto Stock Exchange listed company, to conduct a site visit and prepare a NI43-101 compliant Independent Technical Report (the "Report") on their Juanicipio Property (the “Property”) in Zacatecas State, Mexico. This Report is intended to provide an overview of the results from the drilling programmes conducted by Mag Silver in 2003 and 2004, and prior to signing a Joint Venture Agreement with Industrias Peñoles, S.A. de C.V. early in 2005.

The Juanicipio Property is centred at 23o05’1.5”N Latitude, 102o58’21”W Longitude within Zacatecas State, Mexico approximately 70 road kilometres northwest of the state capital of Zacatecas and 6 kilometres west of the mining community of Fresnillo. It is comprised of a single mining concession, Juanicipio I, which was originally granted on August 9, 1999 and at that time was much larger in area encompassing most of the hills west of Fresnillo, the Sierra Valdecañas. Much of the area covered by the original claims were determined to have little exploration potential so Mag-Silver applied and had the Juanicipio I Claim reduced in size from ~28103 Ha to ~7679 Ha, on January 7, 2003. On April 4, 2005, Mag Silver and Industrias Peñoles, S.A. de C.V. (“Peñoles”), operator of the Fresnillo Mine and Mexico’s second largest mining company, entered into a Joint Venture (“JV”) Agreement with regard to the exploration of the Juanicipio Property and the costs incurred.

The only significant work programme completed previous to Mag Silver’s involvement was by Minera Sunshine de Mexico from 2000 to 2001. This work was contracted to IMDEX Inc. and was designed to evaluate the entire 28,000 ha Juanicipio Property (prior to reduction) and then develop drill targets. This work developed several potential areas that were identified as having Fresnillo-style mineralization potential: (1) northeast corner of the Sierra Valdecañas range; (2) Santa Rosa in the southwest corner of the range; (3) near the Cesantoni Kaolinite pit; and, (4) the Piedras Kaolinite Mine. The latter three target areas were deemed to have limited potential. All but the Santa Rosa area are encompassed by the reduced 7879 ha, Juanicipio I concession. Minera Sunshine had obtained drilling permits to test the highest priority targets but due to lack of funding was not able to begin the drilling phase and returned the Property to Ing. Martin Sutti.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

The Juanicipio Property lies on the western flank of the Central Altiplano in Mexico, just east of the Sierra Madre Occidental ranges. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane, that are overlapped by a Jura-Cretaceous epicontinental marine and volcanic arc sequence which in the Fresnillo area is represented by the Proaño and Chilitos Formations. The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks.

The Juanicipio Property is underlain by mid-Tertiary felsic volcanic rocks that overlie Cretaceous greywacke likely belonging to the Proaño Group, which host the high-grade Ag (Au) mineralized veins in the Fresnillo Deposit. A large advanced argillic alteration zone occurs within the felsic volcanic rocks and indicates the presence of a large epithermal system on the Property.

Within this region and district, epithermal silver veins are the most dominant deposit type with such world-class examples as Pachuca, Zacatecas, Fresnillo, and Guanajuato. Of immediate interest are the Fresnillo Deposit and the recently discovered high-grade Ag (Au) veins the El Saucito and San Carlos Veins.

Prior to drilling in 2003 and 2004 no silver, gold or base metal mineralization had been documented on the Juanicipio Property, only the extensive advanced argillic alteration and silicification of the Tertiary volcanic and volcaniclastic rocks, which alluded to mineralization at depth. Drilling by Mag Silver during their 2003 and 2004 drilling campaign directed toward Natural Source Audio Magnetotellurics delineated structures changed this when it encountered significant high-grade Ag (Au) and Pb-Zn-Ag mineralization at depth. The silver rich veins encountered in holes JI03-01 and a wedge off of hole JI03-01 (JI03-01A) averaged ~6.9 g/t Au, 467 g/t Ag, 0.1% Zn over 2.99 m including 10.9 g/t Au and 689 g/t Ag over 2.00 m and 0.7 g/t Au, 401 g/t Ag, 0.1% Pb over 1.7 m respectively.

As the 2003 and 2004 drilling confirmed the presence of high-grade epithermal Ag (Au) veins on the Juanicipio Property, the next phase of work should involve continued drilling and possibly more Natural Source Audio Magnetotellurics geophysical surveying. The first Natural Source Audio Magnetotellurics surveys managed to identify several structures some of which appear to have been intersected by the drilling and were mineralized. A larger

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

survey may discover additional structures that have yet to be identified and will almost certainly produce more drill targets. In all likelihood, to reasonably assess the Juanicipio Property at least 20-30 additional drill holes will be required to bring it to the advanced exploration and the definition drilling stage which should cost ~US$2,815,000.

1.0   INTRODUCTION AND TERMS OF REFERENCE

Caracle Creek International Consulting Inc. was contracted by MAG Silver Corp., a Toronto Stock Exchange listed company, to conduct a site visit and prepare a NI43-101 compliant Independent Technical Report on their Juanicipio Property in Zacatecas State, Mexico. This Report is intended to provide an overview of the results from the drilling programmes conducted by Mag Silver in 2003 and 2004, and prior to signing a Joint Venture Agreement with Industrias Peñoles, S.A. de C.V. early in 2005.

The author, Stephen Wetherup, visited the Property on February 17th and 18th, 2006 where he was shown all of the drill collar locations, most of the major geological features and units, and toured the core cutting, logging, and storage facilities. Representative check samples were taken from intervals of reported mineralized zones in two different holes and most of the significant mineralized zones were examined.

Most of the information used in the preparation of this Report has been provided by Mag Silver and its representatives, including a previous NI43-101 report written for Mega Capital Investments Inc. (November, 2002), by Pincock, Allen and Holt, and titled “The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas Mexico”.

1.1 TERMINOLOGY AND UNIT CONVERSION

Before ~1980 in Canada the Imperial system was the primary system of measure and length often expressed in feet and tenths of feet, volume is expressed as cubic feet, mass expressed as short tons, and nickel and copper grades are generally expressed as percent. The precious metals grades are generally expressed as ounce per ton but may also be in parts per billion or parts per million. Conversions from the Imperial system to the SI or metric system used in Canada are provided below and quoted where practical. Metals and minerals acronyms in this report conform to mineral industry accepted usage and are listed in Appendix 2. Unless otherwise noted, dollars are expressed in Canadian currency (CAD).

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Conversion factors utilized in this report include: 1 troy ounces/ton = 34.29 gram/ton; 0.029 troy ounces/ton = 1 gram/ton; 1 troy ounce/tonne = 31.10 gram/tonne; 0.032 troy ounces/tonne = 1 gram/tonne; 1 gram = 0.0322 troy ounces; 1 troy ounce = 31.104 grams; 1 pound = 0.454 kilograms; 1 foot = 0.3048 metres; 1 mile = 1.609 kilometres; 1 acre = 0.405 hectares; and, 1 sq mile = 2.59 square kilometres. The term gram/tonne or g/t is expressed as “gram per tonne” where 1 gram/tonne = 1 ppm (part per million) = 1000 ppb (part per billion). Other abbreviations may include ppb = parts per billion; ppm = parts per million; opt = ounce per short ton; g/t=grams per tonne, Moz = million ounces; Mt = million tonne; t = tonne (1000 kilograms); and, st = short ton (2000 pounds). A glossary of geological terms is provided in Appendix 2.

2.0   PROPERTY DESCRIPTION AND LOCATION

The Juanicipio Property is centred at 23o05’1.5”N Latitude, 102o58’21”W Longitude within Zacatecas State, Mexico approximately 70 road kilometres northwest of the state capital of Zacatecas and 6 kilometres west of the mining community of Fresnillo (Figure 2-1). It is comprised of a single mining concession, Juanicipio I, which was originally granted on August 9, 1999 and was much larger in area encompassing most of the hills west of Fresnillo, the Sierra Valdecañas (Figure 2-2). Several companies have optioned or held the ground before Minera Lagartos S.A. de C.V. optioned the claims on July 31, 2002. Mega Capital Investments, now MAG Silver Corp., purchased 98% of Minera Lagartos S.A. de C.V. on August 1, 2002 and has subsequently reduced the size of the Juanicipio concession, purchased all of the mineral rights to the area including any residual royalties, and converted the “exploration” concession to an “exploitation concession. A summary of the concession information is provided in Table 2-1.

Table 2-1: Juanicipio Property concession summary.

Claim Name	Title #	Date Issued	Expiry Date	Area (ha)	Owners
Juanicipio I	Tx 226339	Dec. 13, 2005	Dec. 12, 2055	7879.2106	Minera Lagartos (100%)

Prior to December 2005, under Mexican Mining Law, Mexican companies and individuals may claim mineral exploration concessions in available areas and may hold them for a period of 6 years, provided that they pay the applicable taxes and provide proof of exploration work. In the case of Juanicipio this 6 year period ended as of August 2005 and Mag Silver was required to and completed the conversion from “exploration concession” to “exploitation

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

concession”. Since, December 2005 the Mexican Government has done away with the “exploration” and “exploitation” designations and now all claims are “mining concessions” that are good for 50 years (and renewable for 50 more) provided the work and taxes requirements are kept up to date.

Mag Silver is now obligated to maintain their exploitation concession by paying the applicable taxes (~$3500.00 CAD every 6 months), proof of work done, statistical, technical and economic data on any mining operations. The amount of work and taxes required by the Mineral Resources Council is updated annually to maintain constant peso amounts. Appendix 3 contains a summary of the Mexican Mining Law as provided by the Mexican Ministry of the Economy web site.

On April 4, 2005, Mag Silver and Industrias Peñoles, S.A. de C.V. (“Peñoles”), operator of the Fresnillo Mine and Mexico’s second largest mining company, entered into a Joint Venture (“JV”) Agreement with regard to the exploration of the Juanicipio Property and the costs incurred. Below is a summary of the agreement from Mag Silver’s web site:

“The principal features of the agreement are:

1.	Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

2.	During the first year, Peñoles shall incur an obligatory work commitment expenditure of US$750,000. Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

3.	A flexible and staged exploration program is included in the contract. Exploration work will be supervised by a technical committee comprised of 3 representatives from Peñoles and 2 from MAG Silver. Peñoles and MAG Silver are obliged to share their information in the district. Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

4.	Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

5.	Peñoles will subscribe for US$500,000 in MAG shares, at a market based price on signing and an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year.”

Ecological concerns on the Property are minimal as the area is generally too rugged for habitation and there have not been any significant concerns raised by the local population or during drill permitting in the past. Moderate rehabilitation measures such as stabilizing slopes and planting local flora in areas of disturbance has been sufficient to satisfy the Ecological Authorities. There is no surface water for exploration or mining activities but an abundance of

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STATE OF ZACATECAS
JUANICIPIO PROJECT
MELCHOR OCAMPO
MAZAPIL
CONCEPCION DEL ORO
EL SALVADOR
EDO DE NUEVO LEON
MIGUEL AUZA
JUAN ALDAMA
NIEVES
RIO GRANDE
SOMBRERETE
CAÑITAS DE FELIPE PESCADOR
SAIN ALTO
CHALCHIHUITES
VILLA DE COS
JIMENEZ DEL TEUL
FRESNILLO
G. E. ESTRADA
VICTOR ROSALES
ESTADO SAN LUIS POTOSI
MORELOS
PANUCO
VETAGRANDE
VALPARAISO
ZACATECAS
GUADALUPE
G. PANFILO NATERA
SUSTICACAN
JEREZ DE GARCIA SALINAS
OJOCALIENTE
TEPETONGO
GENARO CODINA
VILLA GONZALEZ ORTEGA
LUIS MOYA
VILLANUEVA
SAN PEDRO PIEDRA GORDA
NORIA DE ANGELES
VILLA HIDALGO
MONTE ESCOBEDO
LORETO
PINOS
G. PANFILO NATERA
VILLA GARCIA
G. JOAQUIN AMARO
MOMAX
TABASCO
ATOLINGA
HUANUSCO
TEPECHITLAN
JALPA
BENITO JUAREZ
APOZOL
GONZALEZ ORTEGA
JUCHIPILA
APULCO
GARCIA DE LA CADENA
NOCHISTLAN DE MEJIA
MEZQUITAL DEL ORO
MOYAHUA DE ESTRADA
N
EXPLANATION
RAILROAD
INTERNATIONAL HIGHWAY
STATE AND FEDERAL HIGHWAY
STATE CAPITAL
MUNICIPAL SEAT
MEXICO
CCIC

***Figure 2-1:*** Location of the Juanicipio Property within Zacatecas State, Mexico. *(after Wendt, 2002)*

SAN CARLOS II
EXP. 93/24,818
SAN CARLOS
EXP. 24,813
ARANZAZU EXP. 21,355
N
W
E
S
EL FIERRO
EXP. 8-1.3/837
JUANICIPIO I
T-226339
SUP=7679.2106 Has.
EL RETAQUE
EXP. 14,343
REYNA I
EXP. 15,206
ALIANZA 2
EXP. 93/27,290
REYNA IV
EXP. 8-1.3/1307
L. SAN JUAN
EXP. 15,895
TERRENO LIBRE
ALIANZA 3
EXP. 27,340
EL MINERITO
EXP. 16,731
PROVIDENCIA
EXP. 14,051
TERRENO
LIBRE
LAS PIRAMIDES
EXP. 16,893
ALIANZA 2
EXP. 93/27,290
0
3000 m
UTM NAD 27 Mexico, Zone 13
Coordinate System

***Figure 2-2:*** Juanicipio Claim Map as of December 2005.

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

ground water exists and the ownership of mineral rights generally allows access to ground water as needed.

A few cave paintings are located on the Property but many of them have been vandalized. The local authorities are aware of their existence and have not considered them to be a concern to exploration operations; hence drill permitting has not been impeded due to their existence.

3.0  DISCLAIMER

This Independent Technical Report was prepared for MAG Silver Corp. by Stephen Wetherup, B.Sc., P.Geo. (the “Author”), as a representative of Caracle Creek International Consulting Inc., headquartered in Canada. The information, conclusions and recommendations contained herein are based on data provided by Mag Silver and it s representatives, and appear to be of sound quality. The author is unaware of significant technical data other than that provided.

The Author is not responsible for any omissions in, and does not guarantee, and makes no warranty as to the accuracy of, information received from outside sources. The Author has made all reasonable efforts to outline any land tenure or environmental issues relating to Mag Silver’s projects and disclaims all responsibility for missing or inaccurate property information. The Author has conducted this independent technical assessment in accordance with the methodology and format outlined in National Instrument 43-101, companion policy NI43-101CP and Form 43-101F1.

4.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Physiographically, the Juanicipio Property lies within the Mexican Altiplano or “Mesa Central” region. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges (Figure 4-1). The Altiplano in this region is dominated by broad alluvium filled plains between rolling to rugged mountain ranges and hills with average elevations of approximately 1700 m above mean sea level (AMSL) with local mountain ranges reaching up to 3000 m AMSL. The climate is continental, warm and arid with temperatures ranging from 0oC to 41oC, averaging ~21oC and <1000 mm of annual precipitation. Subsequently, vegetation is sparse consisting mainly of grasses, low thorny

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

shrubs and cacti, with scattered oak forests at higher elevations. Surface water is rare but ground water is readily available.

The Juanicipio Project area is located over the north-eastern portion of the Sierra Valdecañas range. Elevations on the Juanicipio Property range from 2350 m to 2900 m AMSL. The terrain is generally moderate to rugged with many deeply incised canyons cutting otherwise moderate to steep mountain slopes and mesas (Figures 4-2 and 4-3). On the Property, there is very little human habitation although there are a few villages and Ejidos (agricultural collectives) along the fringes of the Property to the north and east. As there are existing mines in the area, the people living around the Juanicipio Property are knowledgeable about mining and exploration and are generally supportive of possible increased employment opportunities. Road access to the northern portion of the Property is excellent due to recently built drilling trails built by Mag Silver Corporation in spite of the rugged terrain. Most areas are still not accessible by vehicle but road building and permitting road building is obviously possible and does not appear to be problematic.

The Juanicipio Property is located about 6 kilometres along paved and good condition dirt roads from the mining town of Fresnillo. Fresnillo has a population of ~75,000 and services the Fresnillo Mine run by Peñoles. As such, it offers a substantial professional work force experienced in mining and mining related activities in addition to most other supplies and services. Access to Fresnillo to the nearest international airport in Zacatecas (~55 km south) is via paved highway. Zacatecas has a population of >1,000,000, is the capital of Zacatecas State and acts as the mining centre for the area. Fresnillo and Zacatecas are also serviced by rail (Figure 2-1).

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Mining Districts Shown
1 - Santa Eulalia
2 - Providencia - Concepcion del Oro
3 - Naica
4 - San Martin
5 - Charcas
6 - Velardena
7 - Catorce
8 - Zimapan - La Negra
9 - Sierra Mojada
10 - Mapimi
11 - Cerro San Pedro
12 - La Encantada
13 - Plomosas
14 - Sierra Almoloya
15 - San Carlos
16 - San Pedro Corralitos
17 - Los Lamentos
18 - Shafter, Texas
C - Cananea
SF-SB - San Francisco del Oro - Santa Barbara
F - Fresnillo
Z - Zacatecas
RA-SN - Real de Angeles - San Nicoles
A-T - Asientos - Tepezala
Tx - Taxco
After MEGAW, et al, 1988
Sierra Madre Occidental Range
Altiplano
Sierra Madre OrientalR ange
JUANICIPIO
N
Sierra Madre Occidental Volcanics
Trans - Mexico Volcanic Belt
Mexican Fold - Thrust Belt

*Figure 4-1:* Major geological and physiographic belts within Mexico and the location of the Juanicipio Property.

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Figure 4-2: Photo of the northern Sierra Valdecañas range and the Juanicipio Property, looking west. Note the silicified ash-flow tuffs (white bluffs) over the buildings to the right or north of the image.

Figure 4-3: Photo of typical topography in the Sierra Valdecañas range, with rolling slopes and local resistive units (silicified or welded tuffs) that form near vertical bluffs or canyons.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

5.0   EXPLORATION HISTORY

The most recent recorded exploration work on the Juanicipio Property was in 1999 when the Property was staked. Previous to this it was undoubtedly prospected by numerous individuals due to its proximity to the Fresnillo Mine (~6 km’s) which was first discovered in 1515

(Church, 1907). Peñoles apparently also evaluated the area previous to 1999 (Megaw, pers.comm., 2006) and had drilled several holes to the northeast of the Property between 1997 and 2001 (Wendt, 2002). This work was likely as a result of their recent discovery the San Carlos Vein which extends west from the Fresnillo area. Table 5-1 summarizes the recorded work completed on the Juanicipio Property.

Table 5-1: Summary of recorded work history on the Juanicipio Property (after Wendt, 2002).

Year	Company or Owner	Work Completed/Activity
1999	Juan Antonio Rosales	Staked the Juanicipio I Claim (28,000 ha)
1999	Ing. Martin Sutti	Purchased Property
1999	Minera Sunshine	Optioned Property
2000-2001	Minera Sunshine	1:50,000 and 1:5000 scale mapping, Natural Source Audio
Magnetotellurics geophysical surveying, drill permitting
2001	Minera Sunshine	Returned Property to Martin Sutti
2002	Minera Lagartos	Options Property and re-filed drill permit
2002	Mega Capital Inv. (Mag Silver)	Purchases Minera Lagartos
2003	Mag Silver Corp.	Reduces the Juanicipio I claim to 7879.2106 ha

Minera Sunshine optioned the Juanicipio Property from Ing. Martin Sutti and paid a “finder’s fee” to IMDEX Inc./Minera Cascabel S.A. de C.V. This “finder’s fee” contract was dissolved when the option was returned to Ing. Martin Sutti. However, the only significant work programme completed previous to Mag Silver Corporation’s involvement was by Minera Sunshine de Mexico from 2000 to 2001. This work was contracted to IMDEX Inc. and was designed to evaluate the entire 28,000 ha Juanicipio Property (prior to reduction; Table 5-1) and then develop drill targets. This work is detailed in the report Megaw and Ramirez, 2001 and is summarized below.

Work began with the geological evaluation of the Property by geological mapping at the 1:50,000 scale accompanied by interpretation of the structural fabrics, volcanic rock distribution and facies, and detailing mineralization and alteration styles. LandSat image analysis and black and white air photo analysis as well as rock chip and geochemical sampling were conducted to augment and enhance the geological mapping. From this first phase of exploration, areas that were indicative for the presence of Fresnillo-style high grade silver mineralization at depth were chosen to conduct further detailed work. This detailed

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work consisted of 1:5000 scale geological mapping, LandSat interpretation, NSAMT (Natural Source Audio Magnetotellurics) or MT geophysics and outcrop geochemistry. Data from the second phase of exploration was then compared to published data on the Fresnillo deposits in an effort to find similar targets or possibly strike continuations into the Juanicipio Property from the Fresnillo area.

Ultimately, several potential areas were identified as having Fresnillo-style mineralization potential (1) northeast corner of the Sierra Valdecañas range, (2) Santa Rosa in the southwest corner of the range (3) near the Cesantoni Kaolinite pit, and (4) the Piedras Kaolinite Mine. The latter three target areas were deemed to have limited potential. All but the Santa Rosa area are encompassed by the reduced 7879 ha, Juanicipio I concession. Minera Sunshine had obtained drilling permits to test the highest priority targets but due to lack of funding was not able to begin the drilling phase and returned the Property to Ing. Martin Sutti.

6.0  GEOLOGICAL SETTING

6.1 REGIONAL GEOLOGY

The Juanicipio Property lies on the western flank of the Central Altiplano in Mexico, just east of the Sierra Madre Occidental ranges (Figure 4-1). Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that were obducted/overthrust onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jura-Cretaceous epi-continental marine and volcanic arc sequence which in the Fresnillo area is represented by the Proano and Chilitos Formations (Simmons, 1991; Wendt 2002). Finally, the late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988). Mesozoic marine rocks are host to the San Nicolas, VMS deposit and Francisco I. Madero Sedex deposit (Wendt, 2002).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc (Figure 4-1). These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone rocks, the “lower volcanic complex” and a

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Tertiary (~25-45 Ma) “upper volcanic supergroup” of caldera related, rhyolite ash-flow tuffs and flows. Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988; Wendt, 2002).

A late NE-SW extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting ~35 Ma. This extension was most intense during the Miocene and developed much of the basin and range topography currently exhibited in the area. Subsequent erosion of the ranges has covered most of the basins/valleys, where Fresnillo is located, with extensive calcrete cemented alluvium material.

6.1.1 District Geology

The Fresnillo District’s lowest stratigraphic unit is the early Cretaceous, greywacke and shale units of the Proaño Group (Table 6-1). The Proaño Group is broken into two formations the “lower greywacke” Valdecañas Formation comprised of thinly bedded greywacke and shale and the “upper greywacke” Plateros Formation comprised of carbonaceous and calcareous shale at the base grading to immature sandstone units (Ruvalcaba-Ruiz and Thompson, 1988).

Confusion as to the stratigraphic positioning of the over-lying limestone units, called the Cerro Gordo and Fortuna units in the Fresnillo District, and the Chilitos Formation volcanic and volcaniclastic rocks occurs, likely due to Laramide thrust faulting. Regionally, the Cerro Gordo and Fortuna Limestone units appear to be the stratigraphic equivalents of the Cuestra del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks (Megaw and Lopez, 2001). In which case, the Chilitos Formation volcanic and volcaniclastic rocks are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, possibly correlative to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc.

Overlying the Chilitos Formation are Tertiary volcanic rocks, the Fresnillo Formation (>29 Ma) conglomerate, welded rhyolitic ash-flow tuff and flow domes, later (<29 Ma) conglomerate, rhyolitic ash-flow tuff and finally upper Tertiary olivine basalt flows.

Within this stratigraphy a mid-Tertiary quartz-monzonite stock/dyke (~32.4 Ma) intruded in the Fresnillo Mine area and is attributed with the introduction of Ag-Pb-Zn mineralized skarn and argillic alteration within surrounding greywacke and calcareous units.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Table 6-1: Stratigraphy of the Fresnillo District (modified after Ruvalcaba-Ruiz et al., 1988; Wendt, 2002)

Per.	Age	Group	Fm.	Local	Thickness	Rock Type	Assoc. min/
		Name		Name			alt
Q	Holocene				1-250 m	Alluvium	None
Pleistocene
Tertiary	Miocene-
	Pliocene			Basalt	100 m	Olivine basalt	None
Conglomerate,
	Eocene-			Altamira	400 m	welded rhyolite	None
	Miocene			Volcanics		ash-flow tuff,
volarenites
	Eocene			Quartz	-	Quartz-	Ag-Pb-Zn
				monzonite		monzonite	skarn
	Paleocene-		Fresnillo	Linares	400 m	Conglomerate,
	Eocene			Volcanics		welded rhyolite	Veins,
						ash-flow tuff,	advanced
						flow domes,	argillic alt.,
						volarenite	silicification
Cretaceous	Late		Cuestra del	Cerro Gordo	300 m	Limestone	Replacement
			Cura				and veins
				Fortuna	300 m	Limestone	Replacement
and veins
	Early	Proaño	Plateros	Upper	250 m	Calcareous	Veins
				Greywacke		greywacke and
shale
				Calcareous	50 m	Calcareous	Veins and
				shale		shale	replacement
			Valdecañas	Lower	700 m	Greywacke	Veins
Greywacke

6.2 PROPERTY GEOLOGY

Geological mapping on the Juanicipio Property was conducted by IMDEX Inc./Minera Cascabel S.A. de C.V. on behalf of Minera Sunshine from 2000 to 2001. The results of this mapping are detailed in a company report by Megaw and Lopez, 2001 and are summarized below (Figure 6-1).

6.2.1 Mesozoic Rocks

The oldest rocks observed in the Juanicipio area are fragments of greywacke in dumps on the Cerro Colorado area south of the Property and presumably belong to the Proaño Group. Otherwise, the oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation at the base of Linares Canyon. They are highly deformed and sheared with local boudinage and dip shallowly to moderately northeast.

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704000 mE
706000 mE
708000 mE
710000 mE
712000 mE
714000 mE
716000 mE
2562000 mN
2560000 mN
2558000 mN
2556000 mN
2554000 mN
2552000 mN
2550000 mN
2548000 mN
2546000 mN
2544000 mN
Qal
TR
Cesantoni Kaolin Mine
Valdecañas Fault
San Carlos Vein
TB
TR
TR
Tlg-3
El Saucito Vein
Juanicipio Property
TfRd
TB
Piedras Kaolin Mine
Qal
LITHOLOGY
Qal
Alluvium
TfRd
Rhyodacite Lithic texture massive bedded tuff, light brown color rock; upper volcanics units unaltered.
TB
Basalt with olivine crystals, light gray to green color rock
TtR
Crystalline texture tuffaceous ignimbrite, Rhyolitic composition units, Caldera "La Estañera"
TVI
Rhyolite vitrophyric rock green to black color. Rhyol. dome associated
TR
Rhyolite flow domes, fluidal and voids gray reddish color rock
Tlg-3
Weak to moderate welded eutaxitic texture Dacitic Lithic ignimbrite
Tlg-2
Crystal, poor welded dacitic ignimbrite light yellow color rock, massive bedding unit
Tlg-1
Glassy texture moderatly welded rhyodacitic ignimbrite massive bedding unit
KA
Andesite, plagioclase phenocrysts redish color rock, upper part Chilitos formation?
Kc
Thin bedded limy shale, greywacke interbedding, gray to green color. weakly folded unit. Chilitos formation?
MINERALIZATION AND ALTERATION
Pit or Prospect
Quarry
Fault interpreted from Air Photo
Fault and breccia
Fault
Fault and Silicification
Silicification on structure
Pervasive Silicification
Specularite on structure
Specularite widespread
Kaolin
SIMBOLOGY
Bedding of sedimentary rocks
Bedding of volcanic rocks
Foliation orientation
Peñoles diamond drillhole
UTM NAD 27 for Mexico
Zone 13

***Figure 6-1:*** Juanicipio Property (heavy purple line) geology map depicting rock types, alteration styles, and the locations of the two local kaolinite mines and the San Carlos and El Saucito Veins currently or nearly under production by Peñoles. *(Map data provided by Mag-Silver Corporation)*

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

The Chilitos Formation’s upper contact is an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks. Drilling in 2002 and 2003 intersected significant sections of the Chilitos and Proano Formations, including polymictic intermediate volcanic breccias with exhalite layers.

6.2.2 Tertiary Igneous Rocks

Tertiary igneous rocks are divided into two units, the Linares and Altamira volcanic assemblages which are separated by an unconformity.

Linares Volcanic Package

The lower volcanic assemblage is informally named the Linares volcanic package by Megaw and Lopez, 2001. It consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccia and rhyolite flow domes. The basal unit is composed of 5-20 m of epiclastic volarenites and arkoses overlain by 20-100 m of variably welded, rhyolite to dacite, composite ash-flow tuff that appears to be similar to Fresnillo Formation volcanic rocks and may be correlative (Megaw and Lopez, 2001). This unit generally hosts the intense silicification “sinter”, advanced argillic alteration (kaolinite-alunite) and iron-oxide alteration found on the Juanicipio Property (Figure 6-2). Textural variation and LandSat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas Range.

Overlying the ash-flows is a well bedded volarenite layer and then 100-150 m of welded ash-flow tuff that are less silicified than the lower unit. Locally, several rhyolite domes occur between Linares canyon and the Cesantoni Kaolinite Mine (Figure 6-1).

The Linares volcanic rocks are block-faulted along NNW trending faults with shallow to moderate southwest dips. Silicification appears to post date the faulting as the faults do not appear to cut or displace silicified units (Megaw and Lopez, 2001).

Altamira Volcanic Package

Megaw and Lopez, 2001 also describe and informally name the Altamira volcanic package after the tallest peak in the area Cerro Altamira where the thickest section of these volcanic rocks outcrop.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Figure 6-2 (a): Photo of drill pad JI04-09 within a north-south oriented canyon on the Juanicipio Property. The near vertical rock bluffs are dominantly Linares welded ash-flow tuff that has undergone advanced argillic alteration, hematization and/or silicification (see photos b and c). Looking south with truck and geologists for scale (Peter Megaw and Gabriel Arredondo).

Figure 6-2 (b): Photo of silicified and hematite flooded crystal tuff, with a pencil for scale.

Figure 6-2 (c): Photo of advanced argillic alteration highlighted by alunite veinlets and silicification within a volcaniclastic unit (agglomerate?), with a pencil for scale.

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

These volcanic rocks overlie the Linares volcanic package across an angular unconformity overlain by a 20-50 m thick layer of well bedded conglomerate and coarse volarenite. Some fragments of silicified Linares volcanic rocks occur within the conglomerate. Overlying these clastic rocks is a 20-350 m thick section of welded rhyolite to rhyodacite ash-flow tuff. Several caldera complexes have been identified within this package. As this unit is post-alteration and presumably post-mineralization and does not appear to contain any alteration it is of little economic interest.

6.2.3 Upper Tertiary Rocks

These rocks are composed of olivine basalt flows that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks on the Property.

6.2.4 Structural Geology

Regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high block that is bounded by several major orthogonal NE and NW structures (Figure 6-3). The most notable of these in the > 200 km long Fresnillo strike-slip Fault and its parallel structure the San Acacio-Zacatecas Fault to the east of the Juanicipio. Also, it appears that the San Acacio-Zacatecas structure may traverse the northeast corner of the Juanicipio Property (Figure 6-3) and coincides with much of the silicification which occurs in this area of the Property.

On the Juanicipio Property the dominant structural features are (1) 340 to 020 or “N-S” structures, (2) 290 to 310 trending steeply dipping faults, and (3) lesser 040 to 050 structures. From field observations the N-S structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon (Figure 6-1). More important to the silicification appears to be the 290 to 310 trending steeply to moderately dipping faults. These faults occur where silicification and advanced argillic alteration is most intense and may have served as major hydrothermal fluid pathways. NSAMT surveys on the Juanicipio Property appear to confirm the presence of these NW trending structures and were the primary drill targets for the 2003 and 2004 drilling programme.

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Figure 6-3: Satellite image of the Fresnillo-Zacatecas area with interpreted linear features superimposed. Note the right angle northern termination of the Sierra Valdecañas range (outlined by a dashed black line) bounded by a NE and a NW structure. The NW trending structure could be the converged San Acacio-Zacatecas Fault Zone a parallel splay of the main Fresnillo Fault Zone.

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

7.0   DEPOSIT TYPES

Within the immediate proximity, Peñoles has been mining and discovering new high-grade Ag (+/-Au) veins, such as the Santo Niño, El Saucito and San Carlos Veins that occur south and west of Fresnillo and extend north-westward in the general direction of the Juanicipio Property. Considering this, it is clear that this type of epithermal high-grade Ag (Au) mineralized veins is the primary exploration target.

7.1 EPITHERMAL HIGH-GRADE SILVER VEINS

Within this region and district, epithermal silver veins are the most dominant deposit type with such world-class examples as Pachuca, Zacatecas, Fresnillo, and Guanajuato to name a few. Of immediate interest are the Fresnillo Deposit and the recently discovered high-grade Ag (Au) veins the El Saucito and San Carlos Veins (Figure 7-1). The veins currently being mined by Peñoles may or may not extend directly onto the Juanicipio Property but parallel en-echelon structures certainly do and as suggested by Simmons, et al (1988) they may host similar style alteration and intrusions (Figure 7-2).

In the Santo Niño Vein the high-grade silver mineralization (averaging 769 g/ton Ag, 0.56 g/ton Au, 0.99% Zn, 0.5% Pb, 0.03% Cu; Gemmel et al, 1988) is hosted in a single fault structure that locally bifurcates or is separated into en-echelon offset structures. It is between 0.5 to 4 m wide, averaging 2.5 m wide, and extends for over 2.5 km’s. Typically in these veins, the high-grade Ag (Au) zone is constrained in elevation within the vein structure to up to 500 m vertically, or between 180 to 750 m depths (Garcia, et al, 1991), below which the veins becomes dominated by base-metal sulphides and progressively lower in precious metal content (Garcia et al, 1991). A model for the formation of the Fresnillo fissure veins was proposed by authors such as Buchanan (1981) and modified and incorporated into the low-sulphidation epithermal model over the last 20 years (e.g. Corbett, 2002; Corbett and Leach, 1998; Hedenquist, et al, 1996, Simmons et al, 1988; etc…). The low-sulphidation epithermal model predicts that the Fresnillo epithermal veins: (1) formed in rifting or tensional environments; (2) formed along normal or strike-slip fault structures; (3) are mineralogically zoned vertically; (4) have the highest precious metal zones within boiling horizons (likely related to paleo-water tables); and, (5) are in faults that diffuse as they near the surface and are accompanied with intense acid-sulphate alteration (advanced argillic and silicification) that

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FRESNILLO
T. Fortuna
Cerro
Proaño
T. General
V. SAN CARLOS
V. SANTO NIÑO
T. San Luis
Cesantoni Kaolin Mine
PRESA
LINARES
VALDECAÑAS
El Saucito
SAUCITO DEL POLEO
NE CORNER
JUANICIPIO
CLAIM
N
Vein as known underground
Structure as known on surface
Piedras Kaolin Mine

***Figure 7-1:*** Map of the northeast corner of the Juanicipio Property and the town of Fresnillo with the major WNW trending structures (red lines) and the major epithermal veins (purple lines) currently or soon to be under production by Peñoles.

Figure 7-2: Schematic cross-section of the Fresnillo region (after Simmons, et al., 1988). Note their suggestion that a similar system to Fresnillo may be covered by the Tertiary volcanic rocks in the Sierra Valdecañas area.

Figure 7-3: Schematic cross-section of a typical rift related epithermal low-sulphidation system (after Corbett, 2004). The high-grade Ag (Au) mineralization in the Fresnillo area occurs below where the fault structure bifurcates (“horse-tails”) in the “fissure-vein” zone well below the volcanic rocks and the advanced-argillic alteration assemblages. Generally the alteration style associated with the fissure veins is typified by illite (brown zone) grading outward to propylitic alteration.

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

cap the systems (Figure 7-3). Appendix 7 contains a summary paper describing the epithermal low-sulphidation model in more detail.

Hence, the predominance of similarly oriented structures as the Fresnillo veins and the pervasive silicification and advanced argillic alteration observed by Megaw and Lopez (2001) suggests that a similar style vein system may occur at depth beneath the Juanicipio Property.

7.2 OTHER DEPOSIT TYPES IN THE DISTRICT

The region contains several other deposit types such as Carbonate Replacement Deposits (e.g. San Martin, Charcas), Volcanogenic Massive Sulphide deposits (San Nicolas), Sedex (Francisco I. Madero) and Stockwork deposits (Real de Angeles) (Wendt, 2002; Table 7-1). These other deposit types are generally hosted within the Mesozoic rock units that underlie the Tertiary volcanic rocks.

Table 7-1: Major Altiplano Ore Deposits (after Megaw and Lopez, 2001)

			Deposit	Tonnage	Tonnage		Average Grade
#	District	State	Type	Produced	Reserves	Au ppm	Ag ppm	Cu%	Zn%	Pb%
	San Martin-
1	Sabinas	ZAC	CRD	40 + M	30 M	tr	125	1	3.8	0.5
	Concepcion
2	del Oro	ZAC	CRD	40 + M	8 M+	<1.5	275	0.2-2.3	12.8	5.8
3	Charcas	SLP	CRD	35 M	12 M+		67	0.26	4.5	0.32
4	Fresnillo	ZAC	E-Vein	50 + M	10 +	3-0.6	685-280	0.02-	0.5-3.0	0.6-3.0
								0.3
5	Velardeña	DUR	CRD	22 M	8 M	<1.5	156	to .4	5.2	3.8
6	Catorce	SLP	CRD, E-Vein	10 + M	.5 M	tr	80	tr	6	10
7	La Negra	QRO	CRD	7 M	2 M		184	0.2	2.3	1.2
8	Zimapan	HID	CRD	3.5 + M	1 M		173	1.2	4	2
9	Mapimi	DUR	CRD	6 M	none	3.7	475	mod	high	15.8
	Asientos/
[10]	Tepezala	AGS	CRD, E-Vein	6 M min	2.5 M+	0.5	150-600	0.2-3.5	5	2.5
	Cerro San
[11]	Pedro	SLP	CRD	5 M	56 M (Au)	0.57-30	22-325	4	9	5
	La Paz/
[12]	Matehuala	SLP		4 M ?	12 M	0.5	500	0.2-1.4	5	7
13	Chalchihuites	ZAC		2 M ?	1.5 M	1	350	<0.3	3	2.5
	Francisco I
A	Madero	ZAC	Sedex ?	minor	20 M+	tr	60	1.5	6	1.5
	Real de
B	Angeles	ZAC	Stockwork	90 M	none		80		0.9	1
C	San Nicolas	ZAC	VMS	minor	72 M	0.5	30	1.35	2.3

CRD = Carbonate Replacement Deposit
E-Vein = Epithermal Vein
VMS = Volcanogenic Massive Sulphide

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

The presence of possibly exhalite related sphalerite-galena layers within the Mesozoic rocks in drill core suggest VMS style mineralization may occur in the area and continued drilling beneath the Tertiary volcanic rocks into the Mesozoic package exploring for epithermal veins may encounter further evidence of VMS and possibly carbonate replacement mineralization.

8.0   MINERALIZATION

Prior to drilling in 2003 and 2004 no silver, gold or base metal mineralization had been documented on the Juanicipio Property, only the extensive advanced argillic alteration and silicification of the Tertiary volcanic and volcaniclastic rocks, which alluded to mineralization at depth. Drilling by Mag Silver Corporation during their 2003 and 2004 drilling campaign directed toward NSAMT delineated structures changed this when it encountered significant high-grade Ag (Au) and Pb-Zn-Ag mineralization at depth.

Mineralization observed in the drill core consists of either base metal sphalerite-galena veins or precious metal, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins (Figure 8-1). Alteration in the shale or greywacke host rock is limited to silicification, weak pyritization, and weak clay (smectite/chlorite?) alteration. Within a metre of the veins silicification and disseminated sulphide minerals increase significantly (generally pyrite-sphalerite-galena).

The silver rich veins encountered in holes JI03-01 and a wedge off of hole JI03-01 (JI03-01A) averaged ~6.9 g/t Au, 467 g/t Ag, 0.1% Zn over 2.99 m including 10.9 g/t Au and 689 g/t Ag over 2.00 m and 0.7 g/t Au, 401 g/t Ag, 0.1% Pb over 1.7 m respectively. These veins display several stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding on the millimetre scale and open-space cox-comb textures and vugs. In hole JI03-01, the drill encountered a sizeable void probably about 1-1.5 m in width when it reached the mineralized vein which demonstrates the extensional nature of these structures. Figure 8-1 shows some of the textures observed in the high-grade silver mineralized zones. Of particular interest is the amount of gold contained in these intersections (6.8 g/t and 0.7 g/t) as well as in the Pb-Zn veins as gold is not common in the veins near Fresnillo and when present (Santo Niño Vein) is usually low (i.e. <0.5 g/t Au).

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Figure 8-1: Quartz-pyrargyrite vein from hole JI03-01 ~596.5 m depth. Note the colloform, banded quartz-pyrargyrite (reddish-mauve) and cox-comb quartz textures.

However, the newly discovered Saucito Vein apparently has increased gold grades (Megaw, pers comm., 2006) and by Peñoles company reports they are treating it more as a gold bearing vein (quoting “1.0 M gold equivalent ounces”) than a silver vein (Peñoles 2005 Annual Report ), hence there may be a district metal zonation favouring increased gold westward from the original Fresnillo Mine area.

Common throughout the drill core are scattered sphalerite-galena veins which increase in abundance usually below ~500 m depth. Generally, below ~500 m depth the veins become increasingly dominated by Pb-Zn and decrease in Au and Ag much like observed in the Fresnillo epithermal vein systems. Alteration is usually very weak surrounding these veins. Table 11-1 summarizes the highlights from the drilling programme and a complete list of the assays and scans of the original drill logs are in Appendix 4.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

9.0   SITE VISIT

The author and CCIC representative, Stephen Wetherup, was toured by Peter Megaw (IMDEX Inc., Mag-Silver Board Member and Mexican Exploration Manager for Mag-Silver) and Gabriel Arredondo (Mag-Silver, Project Geologist) through the Juanicipio Property and the core logging, sampling and storage compound from February 17th to 18th, 2006. During this time, the author was taken to the Property and shown most of the drill pads including the reclamation done on them (Figure 9-1) and many representative outcrops of the rock types and alteration styles present on the claim (Figure 6-2). Also, a couple of hours were spent examining recent drill intersections completed during Peñoles 2005 drill programme on the Juanicipio Property (Figure 9-2).

Figure 9-1: Photo of drill pad for JI03-01. Collar (cement pad) located between Peter Megaw and Gabriel Arredondo who are avoiding the flourishing cacti planted by Mag Silver personnel.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Figure 9-2: Core from the Peñoles drilling on the Juanicipio Property in 2005 with spectacular pyrargyrite+/-galena+/-sphalerite banded quartz veins.

Figure 9-3: Photo of Mag Silver's core storage yard and representative sections of core laid out.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

At Mag Silver’s core storage compound, the author was able to examine most of the mineralized intersections from the 2003-2004 drilling programmes completed by Mag Silver on the Juanicipio Property (Figure 9-3). Independent check samples representing two mineralized zones, both a high-grade silver vein and a base-metal vein including the surrounding host rock were taken at this time, by the author. The results from this sampling are presented in section 14.0.

10.0 EXPLORATION

As mentioned in section 5.0, the Juanicipio Property was basically at the drilling stage when Minera Sunshine ran short of funds. They had completed several phases of geological mapping, satellite and air photo interpretation, NSAMT geophysical surveys, geochemical rock sampling and data compilation. From this several drill targets were delineated and Mag Silver Corporation continued this work by conducting a 7 hole, 6146.16 m, drill programme in 2003 and a 2 hole, 1448.41 m, programme in 2004. The results of these programmes are summarized in the following section.

11.0 DIAMOND DRILLING

Mag Silver Corp. began what would prove to be successful 7 drill hole programme on May 10th, 2003 and continued in 2004 with a 2 hole programme that began on June 2nd, 2004. These holes were targeting deep fault structures that were anticipated to host Fresnillo style high-grade Ag (Au) veins. As mentioned above, in the Fresnillo area these types of veins are near vertical and best mineralized between 200 m and 500 m depths and as such, angled holes between -53o and -70o were required to be drilled to a minimum length of 700 m to reach the target horizons (Table 11-1).

Table 11-1: Drill hole collar data summary, from the 2003 and 2004 programmes.

Hole No.	Started	Finished	UTM NAD 27 (for Mexico)		Azimuth	Dip	Total Length
			Easting	Northing			(m)
JI03-01	10/05/2003	30/05/2003	710915	2558474	20	-60	748.59
JI 03-01A	08/07/2003	14/07/2003	710915	2558474	15	-62	248.59
JI03-02	30/05/2003	02/07/2003	710615	2558911	18	-62	901.92
JI03-03	16/07/2003	06/08/2003	710755	2558056	20	-60	840.00
JI03-04	07/08/2003	28/08/2003	710536	2557630	15	-70	925.38
JI03-05	29/08/2003	14/09/2003	710779	2559131	20	-62	928.04
JI03-06	15/09/2003	01/10/2003	711098	2559283	15	-53	742.77
JI03-07	02/10/2003	16/10/2003	710366	2559937	20	-60	810.87
JI04-08	02/06/2004	20/06/2004	710795	2557851	20	-68	700.43
JI04-09	22/06/2004	16/07/2004	709900	2559530	10	-59	747.98

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Confirmation of Mag Silver’s hypothesis that Fresnillo style high-grade Ag (Au) veins exist on the Juanicipio Property came with the drilling of the first hole, JI03-01. This hole intersected a subsurface void at 596.45 m (~516 m true depth) resulting in only 22% core recovery but the core that was recovered consisted of complexly banded, fine grained and brecciated quartz-pyrargyrite-sphalerite-galena vein material. This intersection was approximately 2.99 m long and averaged 469 g/t Ag, 6.9 g/t Au, 0.05% Pb, and 0.14% Zn and included a single sample interval that returned 689 g/t Ag, 10.3 g/t Au, 0.07% Pb, and 0.21% Zn. Another smaller vein was intersected further down the hole at 624.62 m and returned 418 g/t Ag and 5.0 g/t Au.

Mineralization occurs within greywacke and shale units that are weakly clay (smectite or celadonite?) to sericite altered and locally silicified and impregnated with finely disseminated pyrite. Alteration is not widespread only occurring within a few meters of the veins and in general is subtle.

Since, the most important zone in hole JI03-01 intersected a subsurface void a wedge was employed at 390.27 m and designated as hole JI03-01A. This hole intersected the same vein structure a few metres below that in hole JI03-01, at 603.65 m down (~522 m true depth) and returned 397 g/t Ag, 0.8 g/t Au, 0.12% Pb, and 0.01 % Zn over 1.7 m, including 2.1 g/t Au, and 610 g/t Ag over 0.49 m.

Holes JI03-02, JI03-03 and JI03-04 did not intersect Fresnillo style high-grade Ag (Au) veins however JI03-02 did manage to cut a couple gold bearing veins that returned 1.6 g/t Au over 1.5 m at 186.45 m depth and 2.4 g/t Au, 68 g/t Ag, >1.0% Pb, and 6.75% Zn over 0.43 m at 873.55 m depth. Hole JI03-02 also encountered several, scattered, narrow (<0.5 m) base metal veins with generally 0.1 to >1.0% Pb, and 0.5% to 12.1% Zn with locally anomalous gold up to 500 ppb and moderate silver concentrations between 5 and 66 g/t. These base metal intersections all occur below 800 m depth in the hole.

Hole JI03-05 cut two zones of high-grade silver mineralization at 580.45 m and 779.20 m depth and returned 395 g/t Ag, 0.24% Pb and 0.32% Zn over 0.75 m and 231 g/t Ag, 0.79% Pb and 5.25% Zn over 0.17 m, respectively. Much like in hole JI03-02, JI03-05 intersected several scattered zones of base metal mineralization with moderate silver assay values below 800 m depth and are summarized in table 11-2.

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

Table 11-2: Highlights from 2003 and 2004 drilling programmes.

	From	To	Int.	Au	Ag	Pb	Zn
Hole No.	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
JI03-01	596.25	599.24	2.99*	6.9	469	0.05	0.14
		incl	2.00**	10.3	689	0.07	0.21
	624.62	624.84	0.22	5.0	418	0.02	0.06
JI03-01A	603.65	605.38	1.70	0.8	397	0.12	0.01
		incl	0.49	2.1	610	0.05	0.03
JI03-02	186.45	187.95	1.50	1.6	-	-	0.01
	873.55	873.98	0.43	2.4	68	>1.00	6.75
JI03-05	580.45	581.20	0.75	0.1	395	0.24	0.32
	779.20	779.37	0.17	0.2	231	0.79	5.25
	800.40	807.85	7.45	0.1	59	1.8	2.76
		incl	4.15	0.2	98	3.17	4.77
	858.00	859.03	1.03	1.2	30	0.25	2.15
	863.65	864.26	0.61	0.1	25	0.82	2.01
JI03-06	710.27	714.52	4.25	0.6	51	0.09	0.07
JI03-07	320.44	323.03	2.71	0.4	179		0.02
		incl	0.39	0.6	593		0.02
		incl	0.70	0.5	328	0.01	0.04
	360.39	378.27	1.13	0.3	224		0.01
JI04-08	629.36	630.14	0.78	1.3	14	0.01	0.02

*Core recovery poor (<50%) for this interval due to a subsurface void.
** Core recovery poor (~22%) for this interval due to a subsurface void.

Results from holes JI03-06, JI04-08, and JI04-09 were not as spectacular as earlier holes in the programme but yielded a few scattered silver and gold bearing zones. Hole JI03-07 however encountered two silver mineralized structures at 320.44 m and 360.39 m that returned 179 g/t Ag and 0.4 g/t Au over 2.71 m and 224 g/t Ag over 1.13 m, respectively. The higher zone also included separate high-grade intervals of 593 g/t Ag and 0.6 g/t Au over 0.39 m and 328 g/t Ag and 0.5 g/t Au over 0.70 m.

All holes contained scattered zones of anomalous to highly anomalous As, Sb and Hg. Mercury shows a tendency to be more concentrated in zones of argillic to advanced argillic alteration in the upper 250 m (above ~200 m depth) of most drill holes. Of the 567 sampled intervals 27 returned >1000 ppb Hg (top 95th percentile) of which 18 or two-thirds were at intersected above 250 m, which is to be expected in the Epithermal Au-Ag deposit model. These highly altered mercury bearing zones rarely contained appreciable concentrations of any other element analyzed for and occurred.

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704000 mE
706000 mE
708000 mE
710000 mE
712000 mE
714000 mE
716000 mE
2562000 mN
2560000 mN
2558000 mN
2556000 mN
2554000 mN
2552000 mN
2550000 mN
2548000 mN
2546000 mN
2544000 mN
Qal
Valdecañas Fault
San Carlos Vein
El Saucito Vein
Cesantoni Kaolin Mine
Piedras Kaolin Mine
Juanicipio Property
TR
TB
Tlg-3
TVi
TrRd
JI03-07
JI04-09
JI03-06
JI03-05
JI03-02
JI03-01A
JI03-01
JI03-03
JI04-08
JI03-04
LITHOLOGY
Qal Alluvium
TrRd Rhyodacite Lithic texture massive bedded tuff, light brown color rock; upper volcanics units unaltered.
TB Basalt with olivine crystals, light gray to green color rock
TtR Crystalline texture tuffaceous ignimbrite, Rhyolitic composition units, Caldera "La Estañera"
TVi Rhyolite vitrophyric rock green to black color. Rhyol. dome associated
TR Rhyolite flow domes, fluidal and voids gray reddish color rock
Tlg-3 Weak to moderate welded eutaxitic texture Dacitic Lithic ignimbrite
Tlg-2 Crystal, poor welded dacitic ignimbrite light yellow color rock, massive bedding unit
Tlg-1 Glassy texture moderatly welded rhyodacitic ignimbrite massive bedding unit
KA Andesite, plagioclase phenocrysts redish color rock, upper part Chilitos formation?
Kc Thin bedded limy shale, greywacke interbedding, gray to green color. weakly folded unit. Chilitos formation?
MINERALIZATION AND ALTERATION
Pit or Prospect
Quarry
Fault interpreted from Air Photo
Fault and breccia
Fault
Fault and Silicification
Silicification on structure
Pervasive Silicification
Specularite on structure
Specularite widespread
Kaolin
SIMBOLOGY
Bedding of sedimentary rocks
Bedding of volcanic rocks
Foliation orientation
Peñoles diamond drillhole

*Figure 11-1:* Collar location map for the 2003 and 2004 drill programmes on the Juancipio Property. Inset map a enlargement of that the drill programmes focussed on.
*( Map data provided by Mag-Silver Corporation)*

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

12.0  SAMPLING METHOD AND APPROACH

Drill core (HQ and NQ diameters) was collected from the drilling rig and brought to the core storage facility in Fresnillo for logging and sampling, by the project or assistant geologists, on a daily basis. At the core storage/logging facility, the core was measured, core recovery estimated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented. Sample intervals were measured, marked with permanent marker and given a sample number and tag by the geologists. From this point, technicians were given the core to split, using a manual wheel splitter, into halves where one half of each interval was placed with the sample tag into a sample bag and marked with the sample number. The other half was placed back into the core box in it original position and the core boxes were then stacked in order and by hole number. Where the veins were coherent they were sawed in half perpendicular to the “grain” to get a representative split.

The geologists visually selected sample intervals based on the presence of quartz/carbonate veins, silicification or the presence of sulphide minerals. Any significant mineralized zones were also sampled for several meters below and above and generally samples were kept to between 0.1 m and 3 m in length. Given that this was the first drilling programme and the first time mineralization was encountered on the Juanicipio Property, small intervals (i.e. <0.3 m) were necessary to identify the mineralized elements within the system.

13.0  SAMPLE PREPARATION, ANALYSES AND SECURITY

Once samples were split and sealed into plastic sample bags by the technicians at the Mag Silver core facility in Fresnillo, several bags were put into rice sacks and the samples were readied for pick-up. BSI-Inspectorate laboratory couriers picked the samples up at the Fresnillo facility and transported them, by truck to BSI’s prep lab in Durango. There they were crushed, split into smaller aliquots and then pulverized into pulps before they were flown to Reno, Nevada for analysis. Each sample was analysed for Ag, As, Sb, Cu, Hg, Pb, and Zn by aqua-regia digestion and flame atomic absorption analysis and for Au by standard fire assay. The details of the procedures used by BSI-Inspectorate are in Appendix 5 along with the detection limits of each method.

Along with the core samples, seven blanks and three standards were randomly assigned sample numbers and placed into samples bags and sent to the laboratory as an initial independent check programme.

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Duplicates samples were also run by Mag Silver with duplicates being sent to Chemex in Vancouver for analysis.

14.0 DATA VERIFICATION

The author, during the site visit, verified (1) the existence and locations of the drill collars, (2) the presence of the advanced argillic and silicified volcanic rocks and textures described and used as evidence of an epithermal system on the Juanicipio Property, (3) most of the mineralized intercepts in the core visually for the presence and relative abundance of ore minerals and compared them to the reported assays, and (5) personally collected (quarter-split core) samples from a zone of high-grade Ag (Au) mineralization and high-grade lead-zinc mineralization. The quarter-split samples duplicate the intervals from the original Mag Silver sampling and were shipped to Vancouver, Canada by the author and taken to Acme Analytical Laboratories, personally. A summary of the results and a comparison with the original assays is presented in table 14-1 and the entire assay table for the check assays can be found in Appendix 6.

Table 14-1: Comparison of Mag Silver reported assays and CCIC check assays of identical intervals.

Hole	From	To	Int.	Sampler	Sample	Au	Ag	Pb	Zn	Cu
	(m)	(m)	(m)		#	(g/t)*	(g/t)*	(%)*	(%)*	(%)*
JI0301A	603.17	603.65	0.48	MAG	169419	0.02	7.2	0.00	0.00	0.00
				CCIC	888	0.02	4	<.01	<.01	<.001
JI0301A	603.65	604.14	0.49	MAG	169420	2.12	609.8	0.05	0.03	0.02
				CCIC	889	1.72	534	0.05	0.02	0.06
JI0301A	604.19	604.59	0.40	MAG	169421	0.42	760.4	0.37	0.01	0.01
				CCIC	890	0.61	1045	0.30	0.01	0.02
JI0301A	604.57	605.38	0.81	MAG	169422	0.09	89.3	0.03	0.01	0.00
				CCIC	891	0.04	13	<.01	0.01	0.00
JI0305	803.12	804.27	1.15	MAG	169562	0.34	45.6	1.14	2.85	0.07
				CCIC	892	1.19	51	0.62	1.95	0.08
JI0305	804.27	805.37	1.10	MAG	169563	0.25	246.8	9.05	10.75	0.35
				CCIC	893	0.3	218	5.30	11.27	0.33
JI0305	805.37	806.90	1.53	MAG	169572	0.03	8.4	0.07	0.15	0.01
				CCIC	894	0.04	13	0.08	0.29	0.01

* Original Mag Silver assays reported in ppb for Au, and in ppm for Ag, Cu, Pb and Zn.

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As mentioned above, Mag Silver sent their samples to BSI-Inspectorate Laboratories, in Reno and had them analyzed by standard fire assay for Au and by aqua-regia digestion with an AA (flame atomic adsorption) finish. CCIC attempted to duplicate the methods used by Mag Silver when sending their check samples to Acme Analytical Labs. Checks were analyzed for Au by standard fire assay and for silver and base-metals by aqua-regia digestion and an ICP-ES (inductively couple plasma-emission spectroscopy) finish. AA versus ICP-ES analyses will have differing detection limits for each element analyzed for but the concern here is to verify the high-grade analyses and in which case these methods should be comparable. Some differences between the methods may lie in the efficiency of the aqua-regia digestion procedure and the exact formula for aqua-regia used by each of the laboratories, which is difficult to ascertain without independently running a cross-laboratory check programme. In this case it is sufficient that the assay values returned for the check samples are reasonably close to the original sample assays, keeping in mind that the checks are quarter-splits of the remaining core (i.e. not the same sample pulp or reject, from the original sample) in the core boxes and mineral heterogeny in the core will affect the final assays.

In most cases the assay values between check and original samples are very similar. Three check analyses are notable (bold in Table 14-1), the silver analysis for CCIC samples 890 and 891, and the gold analysis for 892. The silver check analysis for sample 890 is significantly greater, by 285 g/t and in sample 892 the assay value of 1.19 g/t Au returned by the CCIC check analysis is 3.5 times greater than the original Mag Silver assay. Conversely, the silver check analysis for 891 is significantly lower, by 76 g/t (85% lower), than the Mag Silver values for these intervals. Differences such as these are likely due to heterogeneous distribution of ore minerals within the core and are not unexpected when dealing with high-grade mineralization and limited sample volumes. More important to this check sample exercise is to verify the magnitude of grades and determine if there is a bias in the analyses to consistently over or underestimate grades. In this case, Mag Silver’s assay values are over as much as under those returned in the check analyses for gold, silver, lead, zinc and copper, and

Mag Silver’s reported results appear to be fair and reasonable assessments of the metal grades in the intervals sampled.

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15.0 ADJACENT PROPERTIES

The Juanicipio Property has several properties adjacent to it including the Cesantoni kaolinite pit (north), the Piedras Kaolinite Mine (southeast) and Peñoles Fresnillo Mine (Figures 2-2 and 6-1). The kaolinite operations are small and other than indicating the possible presence of advanced argillic alteration they are of little interest.

The Fresnillo Mine is the largest silver mine in the world producing an estimated 10,000 tonnes of silver in it’s ~ 450 year history (Ruvalcaba-Ruiz and Thompson, 1988; Lang, et al. 1988), and Peñoles land holding border the Juanicipio Property on its east side. Much of the early production in the Fresnillo Mine came from manto, stockwork and skarn deposits in and around the main workings near the town of Fresnillo, which has been highly depleted. At the time of this report, Peñoles is mining principally deep high-grade Ag (Au) veins such as the Santa Niño and San Carlos Veins and is currently sinking a shaft to access the El Saucito Vein (Gemmel, et al., 1988; Peñoles 2005 Annual Report). To date, there has been no direct evidence of manto, stockwork or skarn mineralization on the Juanicipio Property, only the possibility that they could exist owing to the close spatial relationship exhibited between them and the high-grade silver veins in the Fresnillo Deposit.

Recent drilling, as described above, has encountered high-grade (> 500 g/t Ag) epithermal Ag (Au) mineralization on the Juanicipio Property similar to that described in the Fresnillo Mine (Santo Niño, San Carlos and El Saucito Veins). The high-grade Ag (Au) within the veins in the Fresnillo Mine extend for kilometres along strike and between 100-500 m depth (Simmons, et al., 1988) this may or may not be the case with the veins on the Juanicipio Property.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

As this project is still in the discovery phases of exploration, metallurgical testing has not been completed on rocks from the Juanicipio Property. However, Peñoles has been actively mining epithermal veins similar to the ones intersected by the initial drilling programmes suggesting that the mineral processing procedures and metallurgy should be similar, as well.

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17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

No systematic definition drilling programmes have been completed at this point, hence there are no mineral resource estimates completed.

18.0 INTERPRETATIONS AND CONCLUSIONS

Previous to drilling Mag Silver Corporation, through IMDEX Inc./Minera Cascabel S.A. de C.V. had developed an exploration model to explore for low-sulphidation epithermal high-grade silver (gold) veins analogous to the veins within the Fresnillo Mine. This exploration was multi-faceted using regional and detailed geological mapping, structural mapping, alteration mapping, geochemical sampling, satellite/air photo interpretation, and NSAMT geophysical surveys. With these data, they came to the reasonable conclusions that the Juanicipio Property contained a large epithermal system active in the Tertiary on its northeast corner and structures exist that are near parallel to the mineralized structures in the Fresnillo area. As recent exploration by Peñoles suggested that there are many high-grade Ag (Au) veins in the area and that Peñoles exploration work was approaching the Juanicipio Property (up to the boundary) Mag Silver Corporation felt it had an excellent possibility of finding similar veins on Juanicipio at depth.

The drill programme initiated in 2003 and 2004 intersected several structures containing mineralization, both high-grade Ag (Au) and base-metal Pb-Zn-Ag veins. Hence, the epithermal system on the Juanicipio Property is mineralized and the geochemical signatures are such that these intersected veins are very similar to those on Peñoles claims and possibly are a continuation of the same epithermal system that hosts the Fresnillo veins. Further drilling will be necessary to determine how many of the structures interpreted from the surface geophysical and geological data are mineralized and how long and deep they extend.

19.0 RECOMMENDATIONS

As the 2003 and 2004 drilling confirmed the presence of high-grade epithermal Ag (Au) veins on the Juanicipio Property, the next phase of work should involve continued drilling and possibly more NSAMT geophysical surveying. The first NSAMT surveys managed to identify several structures some of which appear to have been intersected by the drilling and

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

were mineralized. A larger survey may discover additional structures that have yet to be identified and will almost certainly produce more drill targets.

Future diamond drilling will need to follow up on both the high-grade Ag (Au) and base-metal intercepts from the first round of drilling. The principal target, the high-grade Ag (Au) mineralized structures, should be drill tested at various elevations and along strike to determine whether they are large enough to be of economic interest. Also, as the veins in the Fresnillo Mine base-metal (Pb-Zn) content tends to increase with depth, additional drilling focussing on cutting the base-metal mineralized structures at higher elevations is necessary to ascertain if indeed the precious metal values increase up-section. Hence, most of the next phase of drilling will be a series of “step-out” holes (~ 100 m apart) from the first mineralized drill holes. From these broad step-out drill holes Mag Silver should be able to determine whether the Juanicipio Property could contain sufficient amounts of Ag (Au) mineralization to warrant definition drilling, metallurgy, and a resource model.

A recommended budget for the next phases is difficult to estimate as the amount of drilling is entirely dependent on the results from each step-out hole and the drilling tends to be deep (600-800 m). In all likelihood, to reasonably assess the Juanicipio Property at least 20-30 additional drill holes will be required to bring it to the advanced exploration and the definition drilling stage which should cost US$2,815,000.

Table 19-1: Proposed exploration budget for second phase of work.

Expense	Units	Approximate Cost
		($ CAD)
Additional Road Construction	~ 5 km’s	$50,000
Drilling (DDH and RC) and field support	~ 17000m	$2,500,000
Geochemical Analyses (incl. QA/QC samples)	~2500 assays	$75,000
Remediation		$20,000
Drilling Report and 3-D modelling		$100,000
NSAMT Surveying		$20,000
Management and contingency		$50,000
	Total	$2,815,000

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20.0 REFERENCES

Buchanan, L.J., 1981: Precious metal deposits associated with volcanic environments in the Southwest; in Dickinson, W.R. and Payne, W.D., eds. Relations of tectonics to ore deposits in the southern Cordillera, Arizona Geological Society Digest, v. 14, p. 237-262.

Church, J.A., 1907, Proano, a famous mine of Fresnillo, Mexico; Engineering and Mining Journal, v. 84, p. 53-56

Garcia, M.E., Querol, S.F. and Lowther, G.K., 1991, Geology of the Fresnillo mining district, Zacatecas; in: Salas, G.P., ed., Economic Geology, Mexico, Geological Society of America, Boulder, CO, DNAG Volume P-3, p. 383-394.

Gemmell, J.B., Simmons, S.F. and Zantop, H., 1988, The Santo Nino silver-lead-zinc vein, Fresnillo District, Zacatecas, Mexico; Part I Structure, vein stratigraphy, and mineralogy; Economic Geology, v. 83, no. 8, p. 1597-1618.

Hedenquist, J.W., Izawa, E, Arribas, A, and White N.C., 1996, Epithermal Gold Deposits: Styles Characteristics and Exploration; Society of Resource Geology, resource Geology Special Publication Number 1, Tokyo, Japan, 24 p.

Lang, B., Steinitz, G., Sawkins, F.J., and Simmons, S.F., 1988: K-Ar age studies in the Fresnillo silver district, Zacatecas; Econ. Geol. 83, 1642-1646.

Megaw, P.K.M. and Ramirez, R.L., 2001: Report on Phase 1 data compilation and geological, geochemical and geophysical study of the Juanicipio Claim, Fresnillo District, Zacatecas, Mexico; Proprietary report to Minera Sunshine de Mexico S.A. de C.V., April 2001, p. 59.

Megaw, Peter, 2006: Exploration of Low Sulphidation Epithermal Vein Systems; Mag Silver unpublished company report, 3 p.

Ruvalcaba-Ruiz, D.C. and Thompson, T.B., 1988, Ore deposits at the Fresnillo Mine, Zacatecas, Mexico; Economic Geology, v. 83, no. 8, p. 1583-1596.

Simmons, S.F., Gemmell, J.B. and Sawkins, F.J., 1988, The Santo Nino silver-lead-zinc vein, Fresnillo District, Zacatecas; Part II, Physical and chemical nature of ore-forming solutions; Economic Geology, v. 83, no. 8, p. 1619-1641.

Simmons, S.F., 1991, Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn orebodies.: Economic Geology, v. 86, no. 8, p1579-1601.

Wendt, Clancy, J., 2002: The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico; Technical Report for Mega Capital Investments.

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APPENDIX 1

Author Certificate of Qualifications and Certificate of Authorization

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Caracle Creek International Consulting Inc.

Stephen William Wetherup
34176 Cedar Avenue
Abbotsford, British Columbia, Canada, V2S 2W1
Telephone: 604-617-5955, Email: swetherup@cciconline.com

CERTIFICATE OF AUTHOR

I, Stephen William Wetherup of 34176 Cedar Avenue, Abbotsford, British Columbia, certify that:

1.	I am a graduate of the University of Manitoba with a BSc. Honours in Geology, in 1995,

2.	I have practiced my profession as an mineral exploration geologist with Fox Geological Services, Phelps Dodge Corp. of Canada and as a geological consultant, for 9 years, where I have been involved with the geological exploration of precious and base metal properties and deposits in a variety of capacities, including conducting site visits and evaluations,

3.	I have been operating a business as a geological consultant under my own name since June, 2001, and under the name of Caracle Creek International Consulting Inc. since March 2004,

4.	I am a member of the Society of Economic Geologists, Geological Association of Canada, and the Vancouver Mining Exploration Group,

5.	I am a Professional Geoscientist registered with the Association of Professional Geoscientists and Engineers of British Columbia and have been for 5 years,

6.	I am a “qualified person” under the definition for “qualified persons” set out by NI43-101,

7.	I last visited the Juanicipio Property between February 17th and 18th , 2006,

8.	I am the author of this technical report “Independent Technical Report: Juanicipio Silver Project, Zacatecas State, Mexico” (the “Report”) and dated July 5th , 2006,

9.	I have reviewed the geological data and am not aware of any material facts or change in facts at the time this certification is dated,

10.	I have no monetary interest in the property nor do I own or expect to receive interest in Mag- Silver Corporation,

11.	I have had no involvement with the Mag-Silver Corporation or with the Juanicipio Property previous to writing this report,

12.	I have read the TSX Venture Exchange policy documents, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1 and the Report has been prepared in accordance to the standards set out by the aforementioned documents.

____ ___ ___ __ signed__ __ ____
Stephen William Wetherup,
BSc., P.Geo.

Abbotsford, British Columbia
Dated this 5th day of July, 2006

Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006

Caracle Creek International Consulting Inc.

Stephen William Wetherup
34176 Cedar Avenue
Abbotsford, British Columbia, Canada, V2S 2W1
Telephone: 604-617-5955, Email: swetherup@cciconline.com

CONSENT OF AUTHOR

TO:	Ontario Securities Commission Alberta Securities Commission British Columbia Securities Commission Manitoba Securities Commission

I, Stephen Wetherup, do hereby consent to the filing of the written disclosure of the technical report titled “Independent Technical Report: Juanicipio Silver Project, Zacatecas State, Mexico” and dated July 5th, 2006 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the prospectus of Mag-Silver Corporation, and to the filing of the Technical Report with the regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical.

Dated this 5th Day of July, 2006.

                   signed
Stephen William Wetherup,
(BSc., P.Geo.)

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Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

APPENDIX 2

Glossary of Terms

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(For more detailed descriptions or for geological, mining and mineral related terms not covered in this glossary, one should consult a reputable dictionary or source of related technical definitions).

“Ag”	silver
“alteration”	any physical or chemical change in a rock or mineral subsequent to its formation; milder and more localized than metamorphism
“anomaly”	an abnormal find or result
“argillic”	clay or clay minerals; alteration whereby certain minerals are converted to clay
“assay”	the analysis of minerals and mine products to determine the
concentration of their components
“Au”	gold
“bedrock”	un-weathered rock below the soil; solid rock
“breccia”	coarse clastic sedimentary rock, the constituent clasts of which are angular
“Cu”	copper
“clast”	particle of broken down rock
“concentrate”	a product in which valuable minerals have been enriched (concentrated) through mineral processing
“copper-porphyry”	or “copper-gold porphyry” is a type of copper (gold) deposit in which the copper (gold) minerals occur in disseminated grains and/or in veinlets through a large volume of rock
“cut-off grade”	the break-even or lowest grade of ore in a deposit that will recover its total mining costs
“cyanidation”	the process whereby gold in ore material is dissolved out using a weak cyanide solution
“decline”	access to underground via a downward incline or sloping roadway
“dip”	direction or angle that the plane of a rock formation makes with the horizontal
“disseminated”	in a mineral deposit, whereby the minerals (metals) occur as scattered particles in the rock, but in sufficient quantity to make the deposit a worthwhile ore

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“dike”	a sheet-like body of igneous rock cutting across bedding planes of rock
“epithermal”	vein deposit formed within about a kilometre of the Earth’s surface by hot ascending solutions; low temperature-low pressure
mineralization style
“fire assay”	an analytical smelting procedure for determining the precious metal content in rock and mine products
“g/t”	gram per tonne (gram per 1000 kilogram)
“Ga”	a thousand million years (a billion years)
“gossan”	rocks in which metal (usually iron)-bearing sulphide minerals have been oxidized by air and water
“grade”	the element or metal content per unit of material
“gravity process”	the physical process of separating minerals from waste rock using their natural differences in specific gravity
“ha”	hectare
“head frame”	The structure surmounting the mine shaft which supports the hoist rope pulley, and often the hoist itself
“heap-leach”	or “heap-leaching”, is a process whereby valuable metals (usually gold-silver) are leached from a heap, or pad (pile), of crushed ore by using leaching solutions that percolate down through the heap, and are collected from a sloping, impermeable liner below the heap or pad
“high-sulphidation”	an epithermal system whereby later stage mineralization consists mainly of gold-copper mineralization (generally deeper than low sulphidation)
“hoist”	the machine used for raising and lowering the cage or other
conveyance in a mine shaft
“hydrothermal”	heated or superheated fluid or water from depth in the earth’s crust
“igneous rock”	rock formed by crystallization or solidification of magma
“lode”	the occurrence of mineralization or a mineral deposit within solid rock (bedrock)
“low sulphidation”	an epithermal system whereby early stage mineralization consists of silica minerals and gold; a shallow to surficial, hot spring environment

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“Ma”	a million years
“mafic”	general term used to describe rocks containing ferromagnesian minerals (see also basic)
“magma”	molten rock material formed within the earth’s crust
“metamorphism”	The processes by which changes are brought about in rocks within the Earth’s crust through heat, pressure and chemically active fluids
“metasomatism”	a metamorphic change which involves the introduction of material from an external source
“mineral”	a naturally occurring inorganic substance typically with a crystalline structure
“Mo”	molybdenum
“mullock”	mine waste rock
“olivine”	a rock forming group of magnesium iron silicate minerals forming a complete solid solution series between the forsterite mineral
(magnesium silicate) to the fayalite mineral (iron silicate)
“ophiolite”	collective name for a group of mafic and ultramafic rocks associated with marine origin; a fossilized piece of oceanic crust
“ore”	a mineral or rock that can be extracted economically
“ore body”	a mass of ore with defined geometry
“outcrop”	rock unit exposure at surface
“Pb”	lead
“polymetallic”	several metals
“porphyry”	a medium- to coarse-grained intrusive (generally felsic) igneous rock that contains conspicuous mineral crystals that are coarser-grained than the groundmass
“pressure oxidation”	the thermal oxidation of sulphides at elevated pressure
“pyrite”	iron sulphide mineral
“pyroxenite”	an igneous rock comprising generally of pyroxene minerals, of varying calcium, magnesium and iron silicates
“refractory”	a term used to describe gold ores which are not amenable to recovery using conventional gravity or cyanide leaching technology

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“Reserve”	that part of a Resource which can be mined at a profit under reasonably expected economic conditions as defined by the JORC
Code
“Resource”	mineralised body for which there is sufficient sampling information and geological understanding to outline a deposit of potential economic merit
“roasting”	the thermal oxidation of sulphides at atmospheric pressure as defined by the JORC Code
“shaft”	or “mine shaft” is a vertical or inclined excavation in rock or consolidated material for the purpose of providing access to an ore body. Usually equipped with a hoist at the top
“sill”	a sheet-like body of igneous rock which conforms to bedding planes of rock
“skarn”	a contact thermally metamorphosed impure limestone or dolomite
“stratabound”	contained within a stratum
“stratiform”	strata like
“strike”	horizontal level direction or bearing of an inclined rock bed, structure, vein or stratum surface. The direction is perpendicular to the direction of dip
“strip ratio”	ratio of waste rock to ore mined in open cast (pit) mining
“sub outcrop”	rock unit exposure below the surface (also referred to as subcrop)
“sulphidation”	a relative classification of ore forming environments principally hydrothermal fluidisation
“sulphide”	a mineral in which the element sulphur is in combination with one or more metallic elements
“tailings”	the waste products resulting from the processing of ore material
“troctolite”	an olivine gabbro
“ultramafic”	partial acronym describing an igneous rock consisting of ferro (iron)
magnesian minerals
“veinlet”	a narrow, fine stringer or filament of mineral (metal) that occurs in a discontinuous pattern in the host rock
“Zn”	Zinc

Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

APPENDIX 3

Exploration Permits and Mexican Mining Law

Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006

EXP. NUM. 8/1/01706

ORIGINAL

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

# TITULO
# DE
# CONCESION MINERA DE EXPLOTACION
# NUMERO 226339

NOMBRE DEL LOTE

**JUANICIPIO I**

AGENCIA

**ZACATECAS, ZACATECAS**

VIGENCIA DEL TITULO

**DEL 13 DE DICIEMBRE DEL 2005 AL 12 DE DICIEMBRE DEL 2055**

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

## DATOS DE LA CONCESION MINERA

| | |
|---|---|
| CLASE DE CONCESION: | EXPLOTACION |
| NUMERO DE TITULO: | 226338 |
| TITULOS ANTERIORES : | 218842 ( JUANICIPIO I ) |
| TITULAR O TITULARES: | MINERA LOS LAGARTOS, S.A. DE C.V. ( 100 %) |
| NOMBRE DEL LOTE: | JUANICIPIO I |
| SUPERFICIE: | 7679.2108 Has. |
| MUNICIPIO Y ESTADO: | FRESNILLO, ZACATECAS |

# LOCALIZACION DEL LOTE MINERO

**PUNTO DE PARTIDA**

La mojonera o señal reglamentaria se localiza en :

LA FALDA NORESTE DEL CERRO VALDECAÑAS. MISMO PP DEL LOTE JUANICIPIO I T-218942.

| Distancia | | | Rumbo | Nombre o poblados o accidentes topográficos |
|---|---|---|---|---|
| A | 4000 | Mts. Al | SE | DE LA COMUNIDAD PRESA DE LINARES |
| A | 5000 | Mts. Al | SW | DE LA CIUDAD DE FRESNILLO |
| A | 6700 | Mts. Al | W | DEL CERRO EL AZOGUE |

COORDENADAS ORTOGONALES : 2,560,785.426 mN 713,698.907 mE

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

| Nombre del Lote o Vértice : | No. de Titulo/Expediente/Vértice | Rbo | Gra | Min | Seg | Mts. |
|---|---|---|---|---|---|---|

**PERIMETRO**

| Linea Auxiliar : | Rbo | Gra | Min | Seg | Mts. | | Rbo | Gra | Min | Seg | Mts. |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DEL PP AL PUNTO A | W | 0° | 0' | 0" | 2,500.000 | DE A AL PUNTO 01 | S | 0° | 0' | 0" | 500.000 |

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

| LADOS | Rbo | Gra | Min | Seg | Mts. | LADOS | Rbo | Gra | Min | Seg | Mts. | LADOS | Rbo | Gra | Min | Seg | Mts. |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 01 - 02 | S | 0° | 0' | 0" | 8,437.317 | | | | | | | | | | | | |
| 02 - 03 | W | 0° | 0' | 0" | 102.532 | | | | | | | | | | | | |
| 03 - 04 | S | 0° | 0' | 0" | 4,404.027 | | | | | | | | | | | | |
| 04 - 05 | W | 0° | 0' | 0" | 1,555.867 | | | | | | | | | | | | |
| 05 - 06 | S | 0° | 0' | 0" | 337.388 | | | | | | | | | | | | |
| 06 - 07 | W | 0° | 0' | 0" | 631.295 | | | | | | | | | | | | |
| 07 - 08 | S | 0° | 0' | 0" | 1,500.000 | | | | | | | | | | | | |
| 08 - 09 | E | 0° | 0' | 0" | 631.295 | | | | | | | | | | | | |
| 09 - 10 | S | 0° | 0' | 0" | 52.159 | | | | | | | | | | | | |
| 10 - 11 | W | 0° | 0' | 0" | 793.797 | | | | | | | | | | | | |
| 11 - 12 | S | 0° | 0' | 0" | 1,000.000 | | | | | | | | | | | | |
| 12 - 13 | W | 0° | 0' | 0" | 983.310 | | | | | | | | | | | | |
| 13 - 14 | N | 0° | 0' | 0" | 1,326.299 | | | | | | | | | | | | |
| 14 - 15 | W | 0° | 0' | 0" | 1,200.000 | | | | | | | | | | | | |
| 15 - 16 | S | 0° | 0' | 0" | 1,000.000 | | | | | | | | | | | | |
| 16 - 17 | W | 0° | 0' | 0" | 63.187 | | | | | | | | | | | | |
| 17 - 18 | N | 0° | 0' | 0" | 878.822 | | | | | | | | | | | | |
| 18 - 19 | W | 0° | 0' | 0" | 553.503 | | | | | | | | | | | | |
| 19 - 20 | N | 0° | 0' | 0" | 5,200.000 | | | | | | | | | | | | |
| 20 - 21 | E | 0° | 0' | 0" | 1,000.000 | | | | | | | | | | | | |
| 21 - 22 | N | 0° | 0' | 0" | 5,800.000 | | | | | | | | | | | | |
| 22 - 23 | W | 0° | 0' | 0" | 3,000.000 | | | | | | | | | | | | |
| 23 - 24 | N | 0° | 0' | 0" | 3,986.776 | | | | | | | | | | | | |
| 24 - 25 | E | 0° | 0' | 0" | 3,788.133 | | | | | | | | | | | | |
| 25 - 26 | N | 0° | 0' | 0" | 478.567 | | | | | | | | | | | | |
| 26 - 27 | E | 0° | 0' | 0" | 464.063 | | | | | | | | | | | | |
| 27 - 28 | S | 0° | 0' | 0" | 939.573 | | | | | | | | | | | | |
| 28 - 01 | E | 0° | 0' | 0" | 3,000.000 | | | | | | | | | | | | |

EL PRESENTE TITULO SUSTITUYE Y CANCELA AL TITULO 218942.

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO.

Dado en *la ciudad* de México, Distrito Federal, el 12 de diciembre del 2005, con apego a lo dispuesto por el artículo 33, fracción VI, del *Reglamento Interior* de la Secretaría de Economía.

El Director General de Minas

Dr. Eduardo Enrique Flores Magón y López

Inscrito bajo el acta número 319, a fojas 160, del volumen 354 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 13 de diciembre del 2005.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

MINING LAW

Press in the official paper of government at June 26, 1992, with the changes of the
December 24, 1996.

CHAPTER FIRST

General Provisions

ARTICLE 1. This Law regulates Article 27 of the Constitution in mining matters and its provisions are public order provisions to be observed throughout national territory. Its application is vested in the Federal Executive through the Ministry of Economy, hereinafter referred to as the Ministry.

ARTICLE 2. Exploration, exploitation and beneficiation of minerals or substances which constitute deposits in veins, masses or beds, the nature whereof is different from the components of land, as well as salt marshes directly formed by sea water that comes from current seas, either over the surface or from under the ground, naturally or artificially, and the resulting salts and their by-products will be subject to the provisions of this law.

ARTICLE 3. The following will be understood for the purposes of this Law:

I. Exploration: Dones and works performed on land aimed at identifying mineral deposits and quantifying and evaluating the economically utilizable reserves they contain;

II. Exploitation: Dones and works aimed at preparing and developing the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the mineral products existing therein; and

III. Beneficiation: The preparation, treatment, first hand smelting and refining of mineral products in any of their phases for the purpose of recovering or obtaining minerals or substances, as well as enhancing the concentration and purity of their contents.

ARTICLE 4. The following are minerals or substances, which constitute deposits in veins, strata, masses or beds, different from the components of land:

I. Minerals or substances from which antimony, arsenic, barium, beryl, bismuth, boron, bromine, cadmium, cesium, cobalt, copper, chrome, fluorine, iodine, lanthanum, magnesium, phosphorus, potassium, rubidium, ruthenium, scandium, sodium, strontium, tin, gallium, germanium, hafnium, iron, indium, iridium, lithium, manganese, mercury, molybdenum, niobium, nickel, gold, osmium, palladium, silver, platinum, lead, rhenium, rhodium, selenium, thallium, tantalum, tellurium, titanium, tungsten, vanadium, yttrium, zirconium or zinc are extracted;

II. The following minerals or groups of minerals for industrial use: actinolite; alum, alunite, amosite, andalusite, anhydrite, anthophyllite, biotite, crocidolite, chromite, sulphur, barite, bauxite, bloedite, boehmite, borates, brucite, carnallite, celestite, cyanite, cordierite, corundum, chrysotile, quartz, dolomite, epsomite, glasserite, glauberite, phlogopite, fluorite, graphite, garnets, halite, hydromagnesite, kainite, kieserite, langbeinite, magnesite, micas, mirabilite, mullite, muscovite, olivines, sodium nitrate, palygorskite, phosphates, pyrophyllite, polihalite, sepiolite, sillimanite, sylvite, staurolite, talc, taquidrite, thenardite, tremolite, trona, vermiculite, witherite, wollastonite, gypsum, zeolites and zircon;

II. BIS. Diatomite;

III. (Repealed);

IV. Precious stones: alexandrite, amazonite, amethyst, aquamarine, aventurine, beryl, chrysoberyl, crocidolite, diamond, dioptase, epidote, emerald, jadeite, kunzite, laps-lazuli, malachite, morganite, olivine, opal, riebeckite, ruby, sapphire, scapolite, sodalite, spinel, spodumene, tanzanite, topaz, tourmaline, turquoise and vesuvianite;

V. Gem salt;

VI. Products derived from the weathering of rocks that in order to be mined require underground works, such as all types of clays, i.e. kaolin and montmorillonites as well as quartz, feldspar and plagioclase sands;

VII. The following mineral or organic materials, utilizable as fertilizers: apatite, collophane, phosphosiderite, francolite, variscite, wavellite and guano;

VIII. The following solid mineral fuels: coal mineral in all its varieties, and

IX. All others determined by the Federal Executive by a decree which will be published in Mexico’s Official Newspaper, taking into account their industrial use with the development of new technologies, their quotation in international markets or the need to promote the rational exploitation and preservation of non-renewable resources in favor of society.

Those who engage in the exploration or exploitation of the minerals or substances referred to in above section IX will have a preferential right to obtain the respective mining concession on the basis of the provisions of common law, provided that they request it in the terms of this Law and its Regulation.

ARTICLE 5. Excluded from the application of this Law are:

I. Petroleum and solid, liquid or gaseous hydrogen carbides;

II. Radioactive minerals;

III. Substances contained in suspension or dissolution by underground waters, provided that they do not emanate from a mineral deposit different from the components of lands;

IV. Rocks or products of the decomposition of rocks which can only be used to manufacture construction materials or are intended for this purpose;

V. Products derived from the weathering of rocks, the mining whereof is effected primarily by open pit works; and

VI. Salt that originates from salines formed in endorreic basins.

ARTICLE 6. The exploration, exploitation and beneficiation of the minerals or substances referred to in this Law are public utilities and will have preference over any other use or utilization of the land, subject to the conditions established herein, and only by a Federal Law may taxes be assessed on these activities

ARTICLE 7. The rights and duties of the Ministry are:

I. Regulate and promote exploration and exploitation as well as the rational utilization and preservation of the Nation’s mineral resources;

II. Prepare and follow up the sectarian program on mining and coordinate the preparation and evaluation, and follow up on institutional, regional and special development programs for small and medium mining and for the social sector;

III. Provide an opinion to the agencies of the Federal Executive in matters falling under the jurisdiction thereof related to the mining metallurgical industry;

IV. Take part with the agencies with jurisdiction in preparing Technical Regulations (Normas Oficiales Mexicanas) pertaining to the mining metallurgical industry, in matters of mine safety and hygiene, health in the work place and ecological balance and environmental protection;

IV. BIS. Issue the technical decisions determined by its own internal Regulations;

V. Submit to the consideration of the Federal Executive drafts of a decree to determine if minerals or substances are susceptible of concession, as well as those related to the incorporation or disincorporation of mineral reserve zones;

VI. Issue concession certificates and mining allotment certificates and resolve upon their nullification or cancellation or the suspension and invalidation of the rights derived therefrom;

VII. Prepare a file and resolve in the terms of this Law and the applicable Law on requests for expropriation, temporary occupancy or the creation of land rights-of-way needed to carry out the exploration, exploitation and beneficiation of minerals or substances subject to the application of this Law;

VIII. Resolve upon controversies that arise in regard to the refusal of persons who beneficiate minerals to receive them from third parties;

IX. Request and receive, on a confidential basis information on the production, beneficiation and final destination of minerals, geology of the mineral deposits and reserves, as well as the economic and accounting status of mining and metallurgical companies;

X. Maintain the Public Registry of Mining and Mineral Cartography and conduct all types of topographical and geodesic surveys in order to maintain the Mining Cartography updated;

XI. Make administrative corrections of errors found in a concession or allotment certificate, following a hearing with the owner and without detriment to a third party;

XII. Verify compliance with the duties and obligations imposed by this Law upon those who engage in the exploration, exploitation or beneficiation of minerals or substances susceptible of concessions and impose administrative sanctions in the event of a default;

XIII. Resolve upon any repeals interposed pursuant to the provisions of this Law; and

XIV. All others expressly conferred upon it by other laws.

The Ministry may request the collaboration of other federal, state and municipal authorities in carrying out its verification authority conferred upon it by this Law.

ARTICLE 8. The Ministry will prepare programs for the development of small and medium mining and the social sector indicated in section II of the preceding article, and will coordinate the action necessary for carrying them into effect.

The Regulations of this Law will establish the mechanisms to implement the programs and actions contemplated in this article and will specify the characteristics of small and medium mining activity by mineral or substance, on the basis of their revenue from sales, total tonnage extracted or their participation in domestic production.

ARTICLE 9. To promote the best possible utilization of the Nation’s mineral resources and generate basic geological information about the National territory, the Ministry will obtain support from the Mexican Geological Survey, a decentralized public agency with its own legal personality and equity, coordinated in sectors by said agency.

     The Mexican Geological Survey shall have its legal address in Pachuca, Hidalgo. Its patrimony will be formed by contributions from the Federal Government, the premiums from the discoveries it makes and the economic payments that come from the Tenders to which this Law refers, the revenues from the services that it provides and the goods that it acquires through any other title.

     The administration of the Mexican Geological Survey will be in the hands of a Board of Directors and its General Director.

The Board of Directors will be formed by:

The head of the Ministry of Economy, who will be the chairman;

Two representatives from the Ministry of Economy;

One representative from the Ministry of the Treasury and Public Credit;

One representative from the Ministry of Social Development;

One representative from the Ministry of the Environment and Natural Resources;

One representative of the Ministry of Energy;

One representative from the Mining Development Trust;

     Also, there will be the attendance as guests, with voice but without vote and with a nominative invitation from the President of the Board of Directors, of up to three representatives from organizations from the Mexican private mining sector, one representative of the unions from the mining sector and one representative from organizations of social mining.

     In order for the meetings to be legal the attendance of at least half plus one of its members will be required, as long as the majority of the attendants are representatives of the federal public administration. Their resolutions will be made by majority of the members present and, in case of a tie, the Chairman will have a vote of quality.

     The General Director will be appointed by the President of the Republic, through the head of the Ministry, and it must be a person who meets the requirements indicated in the Federal Law for Para-State Entities.

     The faculties and obligations of the Board of Directors and those of the General Director of this entity will be those listed in the Federal Law for Para-State Entities and its Regulations, as well as those indicated in the Regulations for this Law and the Articles of Incorporation of this Agency.

     The surveillance over the Mexican Geological Survey will be done by a Public Commissioner, holder and substitute, appointed by the Ministry of Public Function, who will attend with voice but without vote to the meetings of the Board of Directors; the attributions of the Commissioner will be those indicated in the Federal Law for Para-State Entities and its Regulations. The foundation for the organization of this agency as well as the faculties and functions that correspond to the different areas of this agency will be ruled by the Articles of Incorporation.

     Labour relations of public servants who work at the Mexican Geological Survey will be ruled by section A) from article 123 of the Constitution and its regulatory laws.

In order for it to comply with its purpose indicated in the first paragraph of this Article, the Mexican Geological Survey will have the following functions:

I. Promote and perform geological, mining and metallurgic research to better use the mineral resources of the country;

II. Identify and quantify the potential mineral resources in the country;

III. Develop an inventory of the mineral deposits in the country;

IV. Provide as a public service geological, geophysical, geochemical and mining information from the National territory;

V. Make and keep updated the Geological Chart of Mexico, in the required scales;

VI. Provide geochemical information about the national territory, obtained according to international standards and determine the geophysical characteristics of the ground and provide an interpretation;

VII. Provide to the small and medium mining sector and the social sector with technical assistance in matters of evaluations of mineral deposits, metallurgical processes and physical-chemical analysis of mineral samples, in order to use them;

VIII. Provide laboratory services and study and interpret chemical, physical-chemical, metallurgical and geological analysis of solid, liquid or gaseous samples;

IX. Participate in shared risk investment funds for exploration;

X. Provide elements of judgment to the Ministry, regarding the determination of minerals and substances that can be concessioned and the incorporation or disincorporation of areas into mining reserves;

XI Coordinate with other public or private entities and institutions, whether Mexican or foreign, that perform geoscientific research;

XII. Provide to external costumers the services described in this article, within the national territory or abroad, through contracts with individuals or corporations, public or private institutions, whether domestic or foreign;

XIII. Provide technical assistance in matters of planning the use of soil, providing studies such as: geological risk, environmental risk, territorial studies, geo-hydrologic and geotechnical studies that are required for that purpose;

XIV. Obtain and preserve the earth sciences information in order to increase the amount of geological, geophysical, geochemical and mining information from the national territory in the hands of this entity, that will be used to serve the public;

XV. Participate in domestic and international geo-scientific meetings;

     XVI. Be a member in the National Council for Protected Natural Areas, according to article 56 bis of the General Law of Ecological Balance and Environmental Protection and its Regulations;

     XVII. Provide geological, geochemical and geophysical information and technical consulting services on the use, current and potential, of mineral resources, which must be required under the terms of article 58 of the General Law of Ecological Balance and Environmental Protection;

     XVIII. Identify and promote before the Ministry the execution of works of infrastructure that promote the development of mining districts;

     XIX. Develop, introduce and adapt new technologies, in order to improve exploration, mining and use of mineral resources of the Nation;

XX. Support the Ministry in all the bidding processes referred to in this Law;

     XXI. Act as a consulting and verification body for the Ministry, at the request of the Ministry, in cases where an expert opinion must be provided and during inspection visits where it participates;

XXII. Certify mineral reserves at the request of the interested party;

     XXIII. Execute agreements by public bidding procedures to carry out the dones and works on the mining claims protected by the Mining allotments issued to them, under the terms provided therefore by the Regulations of this Law;

     XXIV. Determine and adjust the prices for the services that it provides, excepting for those that are determined by an agreement from the Federal Executive;

     XXV. Act in coordination with State authorities in order to promote and disseminate knowledge about geological, mining and metallurgical activities by promoting the construction of mining museums, providing for this purpose, according to applicable provisions, the budget items that are considered in the agreements entered into for this purpose together with the Governments of the States, and

XXVI. Carry out the activities that are expressly conferred to it in other laws.

CHAPTER SECOND

Mining Concessions, Allotments and Mineral Reserves

ARTICLE 10. The exploration and mining of minerals or substances referred to in article 4, as well as of salterns formed directly by seawater that comes from current seas, whether over the surface or from underground, in a natural or artificial way, and of the salts and their byproducts, these can only be carried out by individuals who have the Mexican nationality, ejidos and agricultural communities, native peoples and communities referred to in article 2o. of the Constitution, recognized as such by the Constitutions and Laws of the Federal States, and corporations incorporated according to Mexican Law, through mining concessions granted by the Ministry.

Exploration in national territory for the purpose of identifying and quantifying the Nation’s potential mineral resources will be carried out by the Mexican Geological Survey, through mining allotments which will be issued only to this entity by the Ministry, the registration whereof is to be published in Mexico’s Official Newspaper.

For public utility reasons or to satisfy future needs of the country, mineral reserve areas may be established by a decree of the Federal Executive published in Mexico’s Official Newspaper. No concessions or mining allotments will be granted over the zones incorporated in said reserves.

Concession and mining allotments certificates and decrees for incorporation of areas into mineral reserves will be issued, provided that the conditions and requirements established in this Law and its Regulations are satisfied, without prejudice to a third party.

ARTICLE 11. Deemed as legally qualified to hold mining concessions are companies incorporated under Mexican Law:

I. Whose corporate purpose involves the exploration or exploitation of the minerals or substances subjects to the application of this Law;

II. That have their legal address in the Mexican Republic, and

III. Wherein any foreign investment participation adjusts to the provisions of the applicable Law.

ARTICLE 12. Every concession, allotment or zone incorporated into mineral reserves will relate to one solid mining block, with an undefined depth, limited by vertical planes, the upper face whereof is the surface of the land upon which its perimeter is determined.

The sides of the perimeter of the mining claim must have an astronomical orientation of North-South and East-West, and the length of each side will be one hundred or multiples of one hundred meters, except when these conditions cannot be satisfied because they border on other mining claims.

The location of the mining claim will be determined on the basis of a fixed point on the land, called the starting point, linked to the perimeter of said mining claim or located thereupon.

The union of the starting point will be perpendicular, preferentially, to either the North-South or East-West sides of the perimeter of the lot.

     Artícle12 BIS. The free area that is located surrounding land protected by mining concessions or allotments and that has a maximum surface of 10 hectares will constitute a mining plot named gap, the concession of which can be requested complying with the following:

     The holder of the mining concession or allotment with a larger bordering perimeter with the gap will have preferential right to be assigned the corresponding concession over that land.

     In case that the above mentioned holder does not exercise his right, preference will then pass to the next holder of a mining concession or allotment with the second largest neighboring perimeter with the gap and so on.

     When there are holders of mining concessions or allotments whose plots have the same bordering perimeter with the gap, preference will be defined through a draw. In case that a person other than the holder indicated in the second paragraph of this article requests the mining concession over the gap, the Ministry will notify, within the next 30 days after the presentation of the appraisal works, to the holders of the mining concessions or allotments that border the gap, so that they may exercise their preferential right according to the above provisions. The interested parties will have a term of 30 days as of the date on which said notifications go into effect for presenting the corresponding concession application.

     If no application is presented to exercise the preferential right over the gap within the term indicated in the above paragraph, the Ministry will issue the title in favor of the original applicant, after complying the conditions and requirements provided in the Law and its Regulations.

ARTICLE 13. Concessions for exploration and mining allotments will be granted upon free land to the first petitioner in time of a mining claim, provided that the conditions and requirements of this Law and its Regulation are satisfied.

     When due to the publication of the declaration of release of a mining plot, in a simultaneous way one or more applications for a mining concession are presented and one or more applications for mining allotment are presented, the applications for concession will have preference for their admittance and processing over the applications for allotment.

     When the plot is located in an area inhabited and occupied by indigenous people or community, and said indigenous people or community request said land simultaneously with the other person or persons, the application from the indigenous people or community will be preferred for granting the mining concession over said land, as long as it meets the conditions and requirements provided by this Law and its Regulations.

In the case of allotments that are canceled or mineral reserve zones that fall under a disincorporation decree, mining concessions may be granted by a bidding procedure before the land is declared free.

The only areas eligible for incorporation in mineral reserves zones are those which have first been explored by the Mexican Geological Survey via an allotment, provided that their incorporation is justified on the basis of the mining potential of the zone, determined by semi-detailed exploration works and dones, and the public utility cause is evidenced, or in the case of minerals or substances considered within the strategic areas over which the State has jurisdiction.

ARTICLE 13 BIS. Bidding procedures whereby the concessions referred to in the preceding article are granted shall guarantee the best economic conditions for the State and will be conducted upon the following rules:

I. The Ministry will publish the invitation to bid at least in Mexico’s Official Newspaper;

II. The rules for the bidding procedure will include as a minimum:

a) A description of the lands or zones in question, the studies conducted thereupon, as well as their location, geological and sampling maps;

b) The requirements for the participants to evidence their legal, technical and economic capacity, and

c) The system for filing the economic proposal and finder’s fee, which may be in a closed envelope or otherwise as determined, and

     d) the clauses of the contract, if that should be the case, should be granted in order to guarantee compliance with the economic payment and the premium for discovery that is offered.

III. Concessions will be granted to the person who evidences compliance with the requirements established in the rules and who presents the best economic bid; for this purpose, to be taken into account only is the economic consideration and finder’s fee offered.

     When the land is located in an area inhabited or occupied by an indigenous people or community and said indigenous people or community participates in the tender, they will have the right to match the best economic proposal that is presented by another bidder, and in case they do, they shall have preferential right with their bid from said indigenous people or community.

ARTICLE 14. Deemed to be free land is land found within national territory, except for land located in or protected by:

I. (Repealed);

II. Zones incorporated in mineral reserves;

III. Current mining concessions and allotments;

IV. Applications for mining concessions and allotments in process;

V. Mining concessions granted through a tender and those derived from them which have been cancelled;

VI. (Repealed)

VII. Plots with respect to which a mining concession has not been granted because the respective bidding procedure was declared abandoned.

In the cases of paragraphs V, and VII, the Ministry will have ninety calendar days from the day following the effective date of the notification of cancellation of the concession or the resolution which declared the bidding procedure abandoned, to publish in Mexico’s Official Newspaper a resolution which determines the holding of a new bidding procedure for all or part of the land, or the declaration whereby the land is declared free.

In all other cases where concessions are canceled or rejected or where applications for concessions or allotments are waived, the Ministry, within fifteen calendar days following the effective date of the respective notification will publish in Mexico’s Official Newspaper a statement declaring the freedom of the respective land.

The lands will be free thirty calendar days after the respective declaration in regard thereto has been published.

When concessions and allotments are canceled by substitution, only the portion of the land that is abandoned, in such case, will be free.

ARTICLE 15. Mining concessions will grant rights upon all the minerals or substances subject to the application of this Law.

Mining concessions will last fifty years, starting on the date of the registration in the Public Registry of Mining and they will be extended for an equal amount of time if the holders did not fall into any of the causes for annulment provided in this Law and they request this extension no later than five years before the end of its life.

Until requests for extension of term are resolved, the concessions wherefore they are formulated will continue in force.

ARTICLE 16. Mining allotments will confer rights in all the minerals or substances subject to the application of this Law and will have an unextendable duration of six years from the date of publication of the respective certificate in Mexico’s Official Newspaper.

Before expiration of the term of each allotment, the Mexican Geological Survey shall render to the Ministry a written report on the results obtained from the works performed, to allow the Ministry to declare:

I. Cancellation of the allotment and the resulting release of the land;

II. Cancellation of the allotment and the execution of one or more bidding procedures to award mining concessions over all or part of the land, as well as the release of any land that is abandoned, or

III. Cancellation of the allotment and incorporation into mineral reserves of all or part of the protected land, as well as the release of any land that is abandoned.

The above resolutions shall be published in Mexico’s Official Newspaper. If any of them are not published before the expiration of the term of the allotment in question, the Ministry shall publish in Mexico’s Official Newspaper their cancellation and the resulting release of the protected land within 30 calendar days following expiration of the term.

ARTICLE 17. When the circumstances which gave rise to the incorporation of a zone into mineral reserves change, the Federal Executive will order its disincorporation by a decree which will be published in Mexico’s Official Newspaper to allow the Ministry to proceed to:

I. Declare the release of the protected land, or

II. Call a bidding procedure for the grant of one or more mining concessions and declare the release of any abandoned land.

If any of the resolutions contemplated in the preceding sections are not published in Mexico’s Official Newspaper within 90 calendar days following the publication date of the disincorporation decree, the land covered by said zone will be deemed to be released on the day following expiration of said term.

ARTICLE 18. When the Ministry finds that the information contained in a concession certificate or mining allotment certificate is erroneous or does not correspond to the land which it should protect under the Law, it will notify the holder, advising him to assert his rights within 30 calendar days and provide the data and documents required of him.

The Ministry will pronounce a resolution on the basis of the answer given by the interested party and the records contained in the file and, if appropriate, will order that the certificate be corrected and recorded in the Public Mining Registry.

CHAPTER THIRD

Rights conferred by Mining Concession and Allotments

ARTICLE 19. Mining Concessions grant the right to:

I. Perform exploration or mining works and dones respectively within the mining claims protected thereby;

II. Dispose of the mineral products obtained from said mining claims through the dones and works performed throughout the term of the concession;

III. Dispose of the lands found within the area protected by the concession, unless they derive from another current mining concession;

IV. Obtain the expropriation, temporary occupancy or creation of land easement needed to carry out the exploration, exploitation and beneficiation works, as well as for the deposit of dumps, tailings, slags and slag dumps, also become underground rights of way through mining plots;

V. Utilize the waters emanating from the works in the mines for their exploration or exploitation, the beneficiation of minerals or substances obtained and the domestic use of personnel employed thereat;

VI. Obtain a preferential right for a concession on the mine waters for any use other than those indicated in the preceding paragraphs, in the terms of the applicable law;

VII. Transfer ownership or the rights established by above paragraphs I to VI to persons legally qualified to obtain them.

VIII. Reduce, divide and identify the surface of the mining claims they protect, or unite the surface with that of other bordering concessions;

IX. Abandon them and the rights derived therefrom;

X. Group two or more of them for purposes of evidencing exploration and exploitation works and activities determined by this law and render statistical, technical and accounting reports;

XI. Request administrative corrections or duplicates of certificates, and

XII. Obtain an extension of the mining concessions for a like duration, pursuant to the provisions of article 15 of this Law.

ARTICLE 20. Exploration and exploitation works and dones for coal in all its varieties, on lands covered by petroleum allotments may only be carried out with the Ministry’s authorization, which will request an opinion from the Ministry of Energy in order to establish the technical conditions to which they will be subject.

Exploration and exploitation works and dones carried out within towns, dams, channels, general communication routes and other public works, on underwater shelves of islands, keys and reefs, on the bottom of the sea, and underground of the exclusive economic zone, in protected natural areas, as well as within the federal shore line zone and natural protected areas may only be performed with the approval, permission, or concession as the case may be, of the authority in charge of said properties, shelves, sea bottoms, underground zones or areas mentioned, in the terms set forth in the applicable precepts.

ARTICLE 21. The Ministry will resolve whether requests for expropriation, temporary occupancy or creation of easements are appropriate, following a hearing with the affected party and a grounded technical opinion. The amount of the indemnification will be determined by an appraisal made by the Commission of Appraisals of National Properties, on the basis of the criteria established in the Regulation of this Law.

In the case of expropriations, the Ministry, when applicable, will submit the respective resolution to the consideration of the Federal Executive.

Expropriations of ejido and communal properties will be subject to the provisions of agrarian laws.

ARTICLE 22. Requests for the reduction, division, identification or unification of mining claims will proceed when the new mining claim or mining claims are included within the area covered by the concession or concessions from which they derive, and that rights of third parties recorded in the Public Mining Registry are not affected.

Once the request has been declared appropriate, the Ministry will issue the new certificate or certificates to substitute for the one or more from which they derive, with the same rights and obligations. In cases of unification, the certificates will be issued for the oldest remaining term.

ARTICLE 23. The transfer of ownership of mining concessions or rights derived therefrom will be effective legally before third parties and before the Ministry as of their recordal in the Public Mining Registry.

When ownership of a concession is transferred the party who acquires it will be surrogated in the rights and obligations thereof. The person who acquires it will be responsible for verifying that the concession is current and that its holder has complied with all obligations. The Ministry may issue, at the request and cost of the interested party, evidence of the foregoing.

A default on contracts and agreements whereby the beneficiary of rights under a concession assumes obligations will be sanctioned by cancellation thereof, but this does not release the holder of the responsibility to satisfy such obligations, if the former does not do so.

Acts, contracts and agreements related to the transfer of ownership of concessions or rights derived therefrom, as well as controversies that arise in connection therewith will be subject to the provisions of mercantile laws for anything not established herein.

ARTICLE 24. Duly prepared waivers of ownership of mining concessions or the rights derived therefrom will be effective as of the filing of the respective writs with the Ministry, when rights of a third party recorded in the Public Mining Registry are not affected.

ARTICLE 25. The grouping of mining concessions will proceed when the mining claims border on each other or form a mining or mining metallurgical unit from a technical and administrative viewpoint as determined in the Regulation of this Law, and provided that their holders have not incurred in the causes for cancellation established therein.

The incorporation or separation of concessions to one or more groups may be effected one time only within a one-year period.

ARTICLE 26. Mining allotments confer the right to:

I. Carry out exploration works and dones within the mining claim protected thereby, subject to the provisions of article 20 of this Law;

II. Obtain temporary occupancy or the creation of land easement needed to carry out the exploration works and dones, according to article 21 hereof;

III. Reduce and identify the surface protected thereby, and IV. Waive them or the rights derived therefrom. Allotments may not be transferred or subjected to liens.

CHAPTER FOURTH

Obligations imposed by Mining

Concessions and Allotments and the Beneficiation of Minerals

ARTICLE 27. Holders of mining concessions, irrespective of the date of their grant, are required to:

I. Perform and evidence the exploration or exploitation works and dones required by this law, under the terms and conditions of this Law and its Regulation;

II. Pay the mining duties established in the applicable Law; 10

III. (Repealed).

IV. Be subject to the general provisions and specific technical Mexican Official standards applicable to the mining metallurgical industry in matters of mine safety and ecological balance and environmental protection;

V. Not remove permanent fortification works, pit props and other facilities required for the stability and safety of the mines;

VI. Conserve at the same place and maintain in good condition the landmark or sign specifying the location of the starting point;

VII. Provide to the Ministry the statistical, technical and accounting reports in the terms and conditions established in the Regulation of this Law, and

VIII. Allow personnel assigned by the Ministry to conduct inspections.

     IX. Provide the Ministry a geological-mining report when the corresponding mining concession is cancelled because its term finished, abandonment, substitution due to reduction, penalty or judicial resolution. The report will describe the exploration and mining works performed in the mining plot, or on the surface that is being abandoned, according to what is provided in the Regulations for this Law.

     The Ministry will deliver to the Mexican Geological Survey this report so that it can be incorporated into the public system of information of said Agency.

     X. Provide the Mexican Geological Survey, in the case of concessions granted through a tender, a report twice a year during the months of January and July of each year, of all the works performed and the production obtained in the mining plot covered by the mining concession, for purposes of controlling payment of the premium for discovery or any other economic payment considered in favor of said body.

Holders of mining concessions granted under a bidding procedure or those, which substitute the former, will be required to pay, in addition, the discovery premium and the economic consideration offered.

When the rights under a concession are transferred, the obligations mentioned in this article will be imposed on the party who acquires them, without prejudice to the provisions of the third paragraph of article 23 of this Law.

ARTICLE 28. The performance of the exploration works and dones shall be evidenced by investments made in the lot covered by the mining concession, or by obtaining economically utilizable minerals. The Regulation of this Law will establish the minimum amounts of the investment to be made or the value of the mineral products to be obtained.

The obligation to perform said dones and works would begin 90 calendar days after the recordal date of the concession in the Public Mining Registry.

Evidencing reports are to be filed with the Ministry during the month of May every year and will refer to works and dones developed from January to December of the immediately preceding year, even in cases of a substitution of concessions for any of the reasons contemplated in this Law.

ARTICLE 29. Proof of the performance of works and dones by the presentation of evidence of investments will be accepted in any form in respect to the following:

I. Direct mining works, such as ditches, wells, slashes, tunnels and all others that contribute to geological knowledge of the mining claim or the mining reserves;

II. Drillings;

III. Topographic, photogrametric and geodesic surveys;

IV. Geological, geophysical and geochemical surveys; V. Physical-chemical analysis; VI. Metallurgical experimentation tests; VII. Development and rehabilitation of mining works;

VIII. Acquisition, lease and maintenance of drilling equipment and development of mining works;

IX. Acquisition, lease and maintenance of equipment for physical-chemical laboratories and metallurgical research;

X. Acquisition, lease and maintenance of work vehicles and for personnel transportation;

XI. Works and equipment used for job safety and the prevention of pollution or restoration of the environment;

XII. Facilities for warehouses, offices, workshops, camp sites, dwellings and services to workers;

XIII. Acquisition, lease, construction and maintenance of works and equipment related to access roads, generation and conduction of electric energy, extraction, conduction and storage of water and infrastructure in general;

XIV. Acquisition, lease and maintenance of equipment for mining, hauling and general services in the mine, and

XV. Acquisition, lease, installation and maintenance of equipment for beneficiation operations and tailings dams.

(Repealed)

Investments will be applied according to the criteria set forth in the Regulation of this Law.

ARTICLE 30. The evidencing of exploitation works and dones required by this law by obtaining economically utilizable minerals will be effected on the basis of the value of the invoices or payment thereof.

ARTICLE 31. The obligation to execute exploration and exploitation works and dones required by this law will be deemed to be temporarily suspended when evidence is provided to the Ministry, at the time of submission of the annual evidence, that it was impossible to execute the works for technical, economic, labor, judicial reasons or force majeure.

The temporary suspension for technical and economic reasons can be evidenced one time only up to a maximum of three consecutive years within a ten-year period.

ARTICLE 32. When the price or demand for a mineral drops and results in a temporary lack of profitability of exploitation in general, the Ministry may reduce the minimum amounts of the investment to be made or the value of the mineral products to be obtained or may grant an extension for compliance. For this purpose, a resolution will be published in Mexico’s Official Newspaper establishing the relevant requirements, the substances and types of deposits affected, the prices whereupon the resolution will be effective and the term thereof.

ARTICLE 33. An area intended to be released or abandoned as a result of a waiver or reduction of a concession will not be subject to mining duties as of the filing date of the respective writ, provided that said requests are favorably resolved by the Ministry. If they are rejected, any unpaid duties, the updated amount and the surcharges established in fiscal laws must be paid.

The Ministry will have twenty calendar days to reject a waiver or reduction request when the conditions or requirements established in this Law and its Regulation are not satisfied.

ARTICLE 34. Owners of mining concessions or those who perform these works and activities under contract shall name as the person responsible for complying with safety standards in the mines an engineer legally authorized to exercise as long as the works involve more than nine workers for coal mines, and more than forty nine workers in the other cases..

The person in charge shall engage basically in verifying compliance with said standards, ensure that the necessary measures are taken to prevent accidents and immediately notify the owner of the exploitation concession or the person who executes these works of any measures that have not been adopted.

ARTICLE 35. (Repealed).

     Article 35 BIS. The report referred to in article 27, fraction IX of this Law, shall describe the exploration and mining works performed in the mining plot or on the surface that is abandoned, according to what is provided in the regulations of this Law, and it must be handed in together with a request for waving or reducing, or within sixty calendar days after the termination of the life of the mining concession or at the notice of its cancellation due to an infraction or judicial resolution. The Ministry will deliver to the Mexican geological Survey said report within sixty calendar days, starting on the date when the Ministry receives it so that the survey can incorporate the report into its public system for information within sixty calendar days of receiving it.

ARTICLE 36. The Mexican Geological Survey as the holder of Mining allotments, and irrespective of the date of issue thereof, will be required to provide the Ministry with a public written yearly report on the results obtained in connection with the works and dones carried out, and to comply with the obligations contained in articles 27, sections II, the relevant parts of IV, V, VI and VIII, of this Law.

ARTICLE 37. Persons who carry out beneficiation works on minerals or substances subject to the application of this Law are required to:

I. Notify the Ministry of the start-up of beneficiation operations.

II. Be subject to general provisions and specific Technical Regulations (Normas Oficiales Mexicanas) applicable to the mining-metallurgical industry in matters of ecological balance and environmental protection;

III. Provide the Ministry with the statistical, technical and accounting reports in the terms and conditions contained in the Regulation of this Law;

IV. (Repealed);

V. Process minerals of small and medium miners and of the social sector under competitive conditions up to a minimum of 15% of the capacity of the installed processing facility, when it is greater than one hundred tons in twenty-four hours, and

VI. Allow personnel commissioned by the Ministry to conduct the inspections in connection with the verification powers conferred upon it by this Law.

ARTICLE 38. The persons referred to in the preceding article will not be required to receive minerals from third parties when:

I. The minerals they intend to introduce do not adapt to the beneficiation system or affect their normal operation;

II. There is evidence that they are receiving minerals from small and medium miners and the social sector for a minimum of 15% of the capacity of the installed processing system; or

III. The mining claims they present for treatment are less than ten tons.

At the written request of the interested party, the person in charge of the beneficiation operation will also be required to give a written and justified explanation for the refusal to receive minerals. In the event of a controversy, the Ministry will resolve as relevant.

ARTICLE 39. In exploration, exploitation and beneficiation activities of minerals or substances, mining concessionaires shall use care to protect the environment and the ecology pursuant to applicable laws and standards.

CHAPTER FIFTH

Nullification, Cancellation, Suspension And Annulment of Rights

ARTICLE 40. Mining Concessions and Allotments will be null and void when:

I. An intent is made to protect with said concessions and allotments, from the time of their grant, the extraction of minerals or substances not subject to the application of this Law;

II. Issued in favor of a person unqualified under this Law to obtain them, or

III. The mining claim, subject of the concession or allotment, covers land all or part of which is not free at the time the respective request is filed, even though the declaration of freedom of said land is published at a subsequent time, except in the case of concessions granted under a bidding procedure.

If the mining claim, subject of the concession or allotment includes some land that is not free, it will be null only in respect to said portion, in which case the Ministry will issue a substitute certificate for the surface which is legally protected, with the same rights and obligations.

ARTICLE 41. Transfers of ownership of mining concessions or the rights thereunder will be null when they are negotiated in favor of a person who is not legally qualified to obtain them.

Nullification will not proceed when it involves an adjudication in payment of credit or by inheritance, and the respective rights are transferred to a legally qualified person within 365 calendar days following the date of adjudication.

ARTICLE 42. Mining concessions and allotments will be canceled by:

I. Expiration of their term;

II. A waiver duly made by a holder;

III. Substitution in connection with the issue of new titles derived from the reduction, division, identification or unification of the area covered by mining concessions;

IV. The commission of any of the infractions indicated in article 55 of this Law, or

V. Court order.

ARTICLE 43. The right to perform exploration or exploitation works and dones required by this law will be suspended when they:

I. Endanger the life or physical integrity of the workers or members of the community, or

II. Cause or are likely to cause damage to public interest property pledged to a public service or private property.

If any inspection detects the possibility of danger or imminent damage, the Ministry will immediately order the provisional suspension of the dones and works, as well as the safety measures to be adopted within the period it stipulates for such purpose. If the orders are not complied with in said period, it will order the definitive suspension of said works and dones.

ARTICLE 44. The reversion of expropriated properties and a declaration of invalidity of temporary occupancy or creation of easement resolutions will proceed when:

I. The dones or works to be developed are not commenced within 365 calendar days following the date of recordal of the respective resolution in the Public Mining Registry, absent force majeure;

II. The done or works to be executed are suspended for one year, except for the cases contemplated in article 31 of this Law;

III. The land, subject thereof, is used for a purpose other than the one that justified the expropriation;

IV. There is a default on payment of the indemnification;

V. The concession on the basis whereof the right to obtain it was exercised is declared null or canceled, except for the causes contemplated in the last paragraph of article 40 and article 42 section III of this Law, or

VI. So ordered by the Court.

In cases of expropriation, the reversion of properties in favor of the affected party will proceed when the cause thereof occurs within five years following the date of notification of the respective decree.

ARTICLE 45. The nullifications indicated in article 40, sections I and III, as well as the suspension or annulment referred to in articles 43 and 44, sections I to V, will be resolved upon the request of the affected party by the procedure determined in the Regulation of this Law.

The nullification’s and cancellations referred to in article 42, section IV, the suspensions and annulments will be declared by the Ministry, respecting the guarantee of hearing of the affected party within 60 calendar days, whereafter the resolution will be pronounced.

CHAPTER SIXTH

Public Mining Registry and Mining Cartography

ARTICLE 46. The Ministry will maintain the Public Mining Registry in which shall be recorded the acts and contracts mentioned below:

I. Certificates of mining concessions, extensions thereof and declarations of their nullification or cancellation;

II. Certificates of mining allotments and declarations of nullification or cancellation thereof;

III. Decrees establishing mineral reserves or which desincorporate areas from mineral reserves;

IV. Resolutions of temporary occupancy and creation of easements, as well as annulment resolutions;

V. Resolutions issued by the judicial or administrative authorities which affect mining concessions or the rights derived therefrom;

VI. Acts or contracts related to the transfer of ownership or concessions or rights derived therefrom, contracts under which a promise is made to execute them, liens or contract obligations created in connection therewith as well as the agreements that affect them;

VII. Companies referred to in article 11 of this law as well as their dissolution, liquidation and amendments of the bylaws of said companies as determined in the Regulation thereof;

VIII. (Repealed).

IX. Preventive notarial notices related to the execution of contracts;

X. Preventive judicial notations derived from claims for denial, correction, amendment, nullification or cancellation of recordals, and

XI. Preventive notations to interrupt the cancellation of recordal of contracts and agreements subject to temporality.

In regard to the provisions of this Law, the acts and contracts indicated in above paragraphs V to XI will be effective against third parties from the date and time of filing at the Ministry of the respective writ; those under sections I and IV, as of their recordal date, and those related to sections II and III, the day of the publication in the Federal Official Gazette.

ARTICLE 47. The acts referred to in paragraphs I to IV of the preceding article will be recorded officially and those related to the remaining paragraphs at the request of the interested party, in order of filing, and when the requirements established in the Regulation of this Law are satisfied.

ARTICLE 48. Anyone may consult the Public Mining Registry and request, at his own cost, certifications of the recordals and documents which gave rise thereto, as well as in respect to the nonexistence of a registration or subsequent recordals in respect to a particular one.

ARTICLE 49. The rights conferred by mining concessions and the acts, contracts and agreements that affect them will be evidence by a recordal of their registration in the Public Mining Registry.

ARTICLE 50. In order to proceed to the auction of a mining concession and the rights thereunder, the Public Mining Registry must issue a certificate on the background data and encumbrances recorded in respect thereto. Said certification shall be attached to the adjudication instruments or to the respective deeds.

ARTICLE 51. The Ministry, through the Public Mining Registry may correct or modify a recordal when requested by the affected party, when the existence of an omission or error is evidenced and when the rights of a third party are not affected or with a bona fide consent from the legitimate party. Cancellation of the recordal of a contract or agreement will also proceed when there is bona fide evidence of the will of the parties.

The recordal of contracts and agreements subject to a temporary period will be deemed to be canceled 90 calendar days following expiration of their term, absent evidence to the contrary.

Claims for denial, correction, modification or cancellation of recordals, which are prejudicial to the rights of third parties as well as those that refer to the nullity thereof, shall be processed judicially.

ARTICLE 52. The Ministry will maintain the Mining Cartography to evidence that mining claims, which are the subject of mining concession and allotment requests, are free. The location and the perimeter of the mining claims covered by current concessions, allotments and mineral reserves will be represented graphically in said Cartography as well as requests for mining concessions and allotments in process.

Anyone may examine the Mining Cartography and request maps thereof at his own cost.

CHAPTER SEVENTH

Inspections, Sanctions And Appeals

ARTICLE 53. The Ministry, exercising the verification powers conferred upon it by this Law, may conduct inspections in accordance with the following rules:

I. It will name one or more inspectors and will notify them of their appointment and the inspection order.

II. It will notify the person to be inspected of the name of the inspector, the purpose thereof, the elements, data or documents he is to provide, as well as the place, date and time of the inspection for purposes of his appearance or that of his representative.

III. After identifying himself, the Inspector will conduct the inspection at the stated place and date before the person notified or his duly authorized representative. If the place or domicile does not correspond to the person inspected or if the latter refuses to provide the elements, data or documents requested of him, the inspector will draw up an instrument recording the foregoing, signed by two witnesses. In this latter case, it will be deemed that the inspected incurred in a default on his obligations, absent proof to the contrary.

IV. Upon conclusion of the inspection, the inspector will draw up a detailed instrument containing a list of the facts and statements of the inspected, which will be signed by the persons present; if anyone refuses to sign it, record will be made thereof, but said circumstance will not affect the evidentiary value of the document. A copy of said instrument will be delivered to those who sign it.

V. The inspector will render a report to the Ministry on the results of the inspection within a maximum 15 calendar days following the date it was conducted. If the elements of judgment contained in the report are insufficient, the Ministry will order that another inspection be conducted.

VI. The Ministry, on the basis of the report and documentary evidence offered, will set forth the grounds and rationale and will pronounce its resolution.

ARTICLE 54. Infractions of the provisions of this Law will be sanctioned by a cancellation of the mining concession or allotment or a fine.

The infractions will be sanctioned administratively by the Ministry.

ARTICLE 55. Any of the following infractions will be penalized by the cancellation of the mining concession:

I. Under a concession, the exploitation of minerals or substances not subjects to the application of this Law;

II. Failure to execute and evidence the exploration or exploitation works and dones required by this law, in the terms and conditions established in this Law and its Regulation;

III. Failure to pay mining duties;

IV. (Repealed);

V. Failure to pay the finder’s fee or the economic consideration which may be payable, as well as not delivering to the Mexican Geological Survey the reports twice a year referred to in article 27, fraction X, of this law;;

VI. Failure to subject the exploration or exploitation works and dones for coal in all its varieties, on lands covered by petroleum allotments to the technical conditions established by the Ministry;

VII. The execution of exploration or exploitation works and dones required by this law, without the authorizations referred to in article 20 of this Law;

VIII. Grouping concessions which protect mining claims that do not adjoin for purposes of evidencing that they do not constitute one mining or mining metallurgical unit from a technical and administrative point of view, or

IX. Losing the capacity to be a holder of a concession.

In the case of the preceding section, cancellation will not proceed when the company who holds the concession loses its capacity on not conforming to the provisions that regulate foreign investment participation and said circumstance is not remedied within 365 calendar days following the date of occurrence thereof. If this latter circumstance does not occur, the Ministry will take judicial action to auction off the portion of the capital stock that does not conform, and the product thereof will be delivered to the Mexican Geological Survey.

Any of the infractions contained in above sections II, III, VI or VII, where relevant, will be sanctioned by the cancellation of the respective Mining allotments.

ARTICLE 56. Cancellation resulting from an infraction will not proceed when within a period of 60 calendar days from the date on which the interested party is notified of the commencement of the respective procedure, evidence is provided in respect to the causes contemplated in sections II, III, V and VII of the preceding article, respectively:

I. Deliver the undelivered justification report(s) referred to in article 28 hereof, as well as payment of the fine established in article 57, section XI hereof;

II. Payment of omitted mining fees and other accessories derived from a default, according to applicable fiscal provisions;

III. Updated payment of the discovery premium as determined in the Regulation of this Law, and

IV. That the refusal of authorization by the authority in charge of the properties, zone or areas referred to in the second paragraph of article 20 of this Law is subject to an administrative or judicial resolution.

ARTICLE 57. The following infractions will be sanctioned by a fine equivalent to ten to two thousand days of the general minimum wage prevailing in the Federal District:

I. Extracting minerals or substances subject to the application of this Law without being the holder of the mining concession or the respective rights;

II. Unduly impeding the execution of works and dones contemplated in this Law and its Regulation by a person legally authorized to execute them;

III. Removing or destroying permanent fortification works, struts and other facilities needed for the stability and safety of the mines;

IV. Impeding or hindering inspections by personnel commissioned by the Ministry;

V. Not appearing personally or by a duly authorized representative at the inspections conducted by the Ministry, without cause;

VI. Failing to appoint an engineer in charge of complying with safety standards in the mines or ordering him to engage in activities which impede him from carrying out the duties inherent in his position;

VII. Failing to give the notice established in article 34, second paragraph of this Law, regarding the measures required to prevent accidents that are not adopted, when they endanger the life or physical integrity of workers or members of the community, or failing to take the relevant measures, in the event of having received said notice;

VIII. Failing to notify the Ministry of start-up of beneficiation operations;

IX. Refusing to beneficiate the minerals of small and medium miners and of the social sector under competitive conditions, without evidencing cause, pursuant to the provisions of article 37, section V of this Law;

X. Modifying the location or damaging the landmark or the sign which identifies the starting point of a mining claim;

XI. Untimely evidencing the timely execution of exploitation works and dones, required by this law, for purposes of invalidating the cancellation procedure of a mining concession, and

XII. Failing to timely and truthfully render the statistical, technical and accounting reports in the terms and conditions contained in the Regulation of this Law.

In the event of a recurrence, the fine may be up to two times the amount and, in the case of the infraction referred to in section I, up to one hundred times the amount of said fine.

Before imposing the fine, the Ministry will take into account the seriousness of the infraction, the harm and damages that were caused, as well as the background data, personal circumstances and economic capacity of the person responsible for the infraction.

The fines established in this article will be without prejudice to any applicable penal liability.

     Article 57 BIS. It corresponds to the holder of the mining concession, the holder of the cause of it or the holder of the mining allotment, to demand before the competent judiciary authority the illegal extraction and recovery of the minerals or substances that can be granted under concession included within the mining plot covered by the mining concession or allotment.

     It corresponds to the Ministry to claim before competent judiciary authorities the illegal extraction and the recovery of minerals or substances that can be awarded under concession, only when this is done in free areas, mineral reserve zones, areas that correspond to concessions granted through a tender and that later have been cancelled, and plots regarding which the respective tenders have been declared deserted.

ARTICLE 58. The power of the Ministry to verify compliance with the duties and obligations imposed by this Law and to sanction a default on its provisions will extinguish in a period of five years commencing from the date of the default or, if the default is continuous, from the date it ceases. The authority related to payment of mining rights will extinguish as provided by the applicable precepts.

ARTICLE 59. Resolutions pronounced by the Ministry in connection with the application of this Law and its Regulation, may be subject to a revision appeal, according to the provisions in the Federal Law for Administrative Procedures.

TRANSITORY

FIRST. This Law will go into effect 90 calendar days following its publication in Mexico’s Official Newspaper.

SECOND. The Regulatory Law of Article 27 of the Constitution on Mining Matters published in Mexico’s Official Newspaper on December 22, 1975 is repealed and all provisions contradictory to this Law are repealed.

THIRD. For a period of five years from the effective date of this Law, the provision contained in the last paragraph of article 17 of the Regulatory Law of Article 27 of the Constitution of Mining Matters will continue to apply to mining exploitation contracts executed prior to said date that are extended.

FOURTH. Until the Federal Executive issues the Regulation of this Law, the Regulation of the Regulatory Law of Article 27, 1990 will apply in everything not contradictory thereto.

FIFTH. The activities indicated in other laws for the Mining Development Commission will be deemed to be placed in charge of the Council on Mineral Resources.

The Law on the Equity of the Mining Development Commission published in Mexico’s Official Newspaper on January 25, 1939 is repealed.

Mining allotments issued to the Mining Development Commission are canceled and the land they cover is assigned to the Council on Mineral Resources in the terms of this Law and, if applicable, with the duration of the agreements executed in respect thereto.

All other rights, properties and resources comprised by the equity of the Mining Development Commission will be transferred before it is wound up to the Council on Mineral Resources and to the Mining Development Trust, as determined by the Ministry, and will be surrogated in the pecuniary and labor rights and obligations of said organization.

Labor rights of workers assigned to said organization will be respected according to applicable laws.

The Ministry will proceed to wind up the Mining Development Commission within a period of one year from commencement of the term of this law.

SIXTH. Processes of any kind pending resolution as of the date this Law goes into effect will be handled, in everything favorable to the interested parties, according to the provisions hereof.

Petitions for mining concessions or allotments in process, exploration or exploitation, ordinary or special in national mineral reserves will be resolved by the grant of the respective mining concession certificate or the mining allotment certificate, in the case of the Council of Mineral Resources, provided only that the conditions and requirements established therefore in Law and its Regulation are satisfied.

Applications for a new exploration concession or new exploitation concession will be rejected without further processing by virtue of the provisions of Transitory Articles Seventh and Eighth.

SEVENTH. Exploration concessions in respect to which there has been no cancellation declaration will have a term of six years from the date of their issue, and the work programs inserted in their certificates will be null and void.

Holders of new exploration concessions whose mining claims cover all or part of the area previously protected may file, prior to their expiration, one or more applications for a concession or exploitation applications, in the terms and conditions of this Law and its Regulation.

EIGHTH. Provided that there is been no cancellation declaration, exploitation concessions granted prior to this law will have a duration of fifty years commencing on the date of their issue, and will confer rights to exploit any minerals or substances subject to the application hereof. Work programs inserted in their certificates will be null and void.

Co-existing concessions will confer rights only for exploitation of the minerals or substances subject to the application hereof. Work programs inserted in their certificates will be null and void.

Co-existing concessions will confer rights only for exploitation of the minerals or substances indicated in their certificates and pre-existing concessions upon which they were granted, for the exploration or exploitation of other minerals or substances, so long as the former are in force.

Mining allotments with and indefinite term granted to the Council of Mining Resources will have an unextendable duration of six years commencing on the date this Law goes into effect.

NINTH. Special concessions in national mineral reserves, as well as ordinary and special allotments ins said reserves granted to majority state-owned companies will be substituted by the relevant concessions, with the rights and obligations established in this Law.

Obligations contained in concession certificates or in declarations of special allotment in national mineral reserves, in addition to those indicated in this Law, will be null and void, except when they involve concessions which were granted upon zones incorporated in said reserves or obtained under the preferential right established in the following article, or allotments under a resolution granted after the date of publication of this Law in Mexico’s Official Newspaper.

TENTH. Anyone who on the date this Law goes into effect is carrying out, uder contract, exploration and/or exploitation work on lands protected by mining allotments on their substituting concessions may continue doing so up to their termination, and will have a preferential right to obtain the respective mining concession in the land, subject of the contract, is free and if the obligations contained therein were complied with. The right conferred must be exercised when declaration stating that said land is free goes into effect.

ELEVENTH. Concessions for beneficiation plant issued under other laws will be null and void, and their holders will be exempt from filing the note referred to in article 37, section I of this Law.

TWELFTH. The first proof of exploration and exploitation works and dones must be submitted in May, 1994.

Mexico, D.F., June 17, 1992. Dep. Gustavo Carvajal Moreno, Chairman. Sen. Manuel Aguilera Gómez, Chairman. Dep. Jaime Rodríguez Calderón, Secretary. Sen Antonio Melgar Aranda, Secretary. Signatures.

In compliance wiht the provisions of section I of Article 89 of the Political Constitution of the United Mexican Status, I issue this Decree at the residence of the Federal Executive in Mexico City, Federal District on June twenty-four, nineteen ninety-two, for its publication and observance. Carlos Salinas de Gortari. Signature. The Secretary of the Interior. Fernando Gutiérrez Barrios. Signature.

TRANSITORIES

ARTICLE ONE. This Decree will go into effect on the day following its publication in Mexico’s Official Newspaper, except as provided in Transitory article two below.

     ARTICLE TWO. The reform foreseen in articles 10, 13, 14, 15, 16, 17, 19, 27, 28, 29, 30, 31, 34, 42, 43, 46, 55, 56 and 57 as regards the existence of a single mining concession that confers rights for performing exploration and mining works or activities indistinctly, will go into force when the reforms to the Federal Law of Rights regarding Rights over Mining that adapts to the regime of mining concession foreseen in this decree goes into force.

     ARTICLE THREE. All the legal provisions that are opposed to the contents of this decree are repealed. The Federal Executive must adapt the regulations of this law to the contents of this decree no later than six months after the respective entry into force mentioned in articles one and two transitory above; as long as the corresponding adaptations are not made, it will continue to be in force in everything where it does not oppose the current Law and its amendments and Regulations dated February 10th, 1999.

     ARTICLE FOUR. Exploration concessions and mining concessions current on the date on which the amendments to articles 10, 13, 14, 15, 16, 17, 19, 27, 28, 29, 30, 31, 34, 42, 43, 46, 55, 56 and 57 go into force will be subjected to the provisions of this decree without meeting any additional process, and they will be current for fifty years starting from the date on which the exploration or mining concession was recorded in the Public Registry of Mining.

     Applications for mining concessions being processed will be considered as applications for mining concession under the terms of this decree, mining concession applications being processed for a surface different from the surface of the exploration concession from which they derive will continue until their termination, and their mining concession application in process for a surface that is equal to that of the exploration concession from which they derive will be rejected without any other procedure due to what is provided in the previous paragraph.

     ARTICLE FIVE. The obligations referred to in the second paragraph of article nine transitory of the Mining Law published in the Official Gazette of the Federation dated June 26 th, 1992 will continue to be in force.

     México, D.F., February 22nd, 2005.- Dip. Manlio Fabio Beltrones Rivera, President.- Sen. Diego Fernández de Cevallos Ramos, President.- Dip. Graciela Larios Rivas, Secretary.- Sen. Sara I. Castellanos Cortés, Secretary.- Signatures."

In compliance with what is provided in fraction I of Article 89 of the Political Constitution of the Mexican United States, and in order to be duly published and complied with, I issue this Decree in the Residence of the Federal Executive Power, in Mexico City, Federal District, on the day 26th of the month of April of two thousand five.- Vicente Fox Quesada.- Signature.- The Ministry of the Interior, Santiago Creel Miranda.- Signature.

Taken from The Mexican Ministry of the Economy (Secretaria de Economia) web site: http://www.economia.gob.mx

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

APPENDIX 4

Drill Logs and Assays

Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169001	JI0301	26.00	26.85	0.85	41	Strong fractured zone silicified, FeOx filling fract.	-2		0.2		3	7	4	-2	-1	223
169002	JI0301	82.00	82.80	0.80	91	Fault zone, strong FeOx.	16		-0.1		12	115	36	-2	-1	573
169003	JI0301	87.12	87.89	0.77	95	Moderately argillized and pyritic zone on graywacke	25		0.2		11	120	46	6	-1	1720
169004	JI0301	87.89	88.61	0.72	95	Moderately argillized and pyritic zone on graywacke	3		0.1		10	146	52	15	-1	845
169005	JI0301	88.61	89.33	0.72	95	Moderately argillized and pyritic zone on graywacke	10		0.1		12	121	49	18	-1	870
169006	JI0301	89.33	89.80	0.47	95	Moderately argillized and pyritic zone on graywacke	8		0.2		11	96	43	11	2	3150
169007	JI0301	89.80	90.54	0.74	85	Moderately argillized and pyritic zone on graywacke	35		0.2		14	127	53	23	7	168
169008	JI0301	90.54	93.27	2.73	73	Moderately argillized and pyritic zone on graywacke	-2		0.2		16	111	44	33	3	1340
169009	JI0301	177.70	178.30	0.60	68	Strong broken zone,milled material on carbonaceous shale	5		0.2		10	160	56	25	-1	173
169010	JI0301	220.85	221.85	1.00	98	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	5		-0.1		5	83	174	-2	6	96
169011	JI0301	221.85	222.85	1.00	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	2		-0.1		8	64	107	16	32	80
169012	JI0301	222.85	223.80	0.95	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	3		-0.1		4	69	87	13	29	96
169013	JI0301	223.80	225.20	1.40	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	8		-0.1		8	49	40	44	6	61
169014	JI0301	225.20	226.43	1.23	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	-2		-0.1		5	73	101	15	-1	62
169015	JI0301	226.43	227.85	1.42	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	34		-0.1		5	66	86	31	-1	79
169016	JI0301	228.43	229.43	1.00	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	4		-0.1		5	74	126	35	33	91
169017	JI0301	229.43	230.43	1.00	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	27		-0.1		5	78	123	27	7	78
169018	JI0301	230.43	231.43	1.00	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	10		-0.1		9	107	185	20	2	122
169019	JI0301	231.43	232.43	1.00	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	10		-0.1		9	92	171	40	-1	125
169020	JI0301	232.43	233.48	1.05	100	Intrusive (diabase?), strong argillic alteration. Pyrite diss.	15		0.1		9	86	81	45	-1	96
169021	JI0301	250.56	252.06	1.50	99	Silicified rock, late calcite and quartz veinlets.	17		-0.1		4	57	104	9	-1	40
169022	JI0301	252.81	254.31	1.50	98	Silicified rock, late calcite and quartz veinlets.	14		-0.1		4	62	106	8	-1	55
169023	JI0301	260.45	261.15	0.70	100	Silica + White clay + very fine pyrite filling fractures, silicified	16		-0.1		5	60	113	4	-1	49
						dioritic intrusive.
169024	JI0301	262.50	262.90	0.40	100	Clay + Silica + very fine black mineral filled fractures.	7		-0.1		6	78	102	17	-1	29
169025	JI0301	269.90	270.46	0.56	100	Intrusive rock, increasing white clay alteration, late calcite	11		0.3		6	59	103	37	-1	34
						veinlets.
169026	JI0301	276.55	278.00	1.45	100	Very thin quartz secondary veinlets.	5		-0.1		5	54	89	-2	-1	41
169027	JI0301	287.30	287.80	0.50	100	Increasing ferromagnesians minerals probably pyroxenes.	10		-0.1		7	80	94	14	-1	72
169028	JI0301	290.44	290.90	0.46	100	Increasing white color clay, filled fractures.	14		-0.1		7	44	72	8	-1	51
169029	JI0301	296.43	297.90	1.47	100	Fracture 40° to core axis, quartz calcite filled. Mod. White	22		-0.1		7	61	105	-2	-1	49
						clay.
169030	JI0301	308.80	309.35	0.55	100	Narrow argillized + Mod. Pyrite zone affecting dioritic intrusive	11		-0.1		12	79	101	8	-1	73

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169031	JI0301	309.93	310.73	0.80	98	Narrow argillized + Mod. Pyrite zone affecting dioritic intrusive	13		0.5		6	74	84	52	-1	75
169032	JI0301	343.80	344.80	1.00	100	Deformed intrusive and argillized moderately, fine pyrite on	20		0.1		7	68	98	6	-1	52
						fractures.
169033	JI0301	365.04	365.74	0.70	100	Dioritic intrusive, porphyritic texture, white clay fractures.	6		0.3		7	57	105	17	-1	30
169034	JI0301	400.32	400.62	0.30	100	60° oriented to core axis, quartz filled fracture, vuggy texture	43		3.7		11	108	64	117	3	38
						and late calcite.
169035	JI0301	445.94	447.24	1.30	100	Moderately silicified + white clay and fine pyrite, black color	6		-0.1		7	62	78	4	-1	24
						very fine grained sulfides?
169036	JI0301	447.24	449.23	1.99	100	Moderately silicified + white clay and fine pyrite, black color	5		0.5		7	72	111	44	-1	21
						very fine grained sulfides?
169037	JI0301	450.33	451.33	1.00	100	Moderately silicified + white clay and fine pyrite, black color	4		0.2		7	56	96	52	-1	11
						very fine grained sulfides?
169038	JI0301	451.33	452.33	1.00	100	Moderately silicified + white clay and fine pyrite, black color	4		0.1		29	71	112	17	-1	12
						very fine grained sulfides?
169039	JI0301	504.65	505.05	0.40	93	Mod. Silica + mod. Fine pyrite argillized	14		2.4		9	69	106	318	3	31
169040	JI0301	507.60	508.95	1.35	98	Mod. Argillized, weakly fine pyrite and fine grained black color	12		1.1		11	51	57	191	-1	22
						sulfides?.
169041	JI0301	515.40	515.70	0.30	95	Mod. Argillized calcite quartz filled fract. 40° to core axis.	27		1.2		12	46	46	92	-1	19
169042	JI0301	518.65	518.95	0.30	100	Mod. Argillized calcite quartz filled fract., celadonite filled	67		1.5		15	53	49	102	-1	18
						fractures.
169043	JI0301	545.50	546.30	0.80	100	Silicified graywacke, many barren quartz veinlets, pyrite diss.	19		1.2		24	95	10	120	-1	24
						and patches.
169044	JI0301	549.90	550.35	0.45	100	Sandstone, deformed and silicified, fine grains pyrite, chlorite	4		3.8		18	54	20	92	-1	33
						filled fractures.
169045	JI0301	592.85	593.05	0.20	100	Silicified breccia txt. Fragments of fine to medium grained	-2		1.8		16	66	33	52	5	24
						graywacke.
169299	JI0301	592.85	593.05	0.20	100	Silicified breccia, fine to medium grained graywacke, calcite	7		2.6		14	46	31	40	3	270
						filled fractures, fine pyrite.
169299	JI0301	592.85	593.05	0.20	100	Silicified breccia, fine to medium grained graywacke, calcite	7		2.6	-3.4	14	46	31	40	3	270
						filled fractures, fine pyrite.
169300	JI0301	594.55	596.25	1.70	100	Fine grained graywacke, silicified, deformed and fractured.	12		4.0		21	98	63	49	2	25
						Celadonite horizons.
169301	JI0301	596.25	596.45	0.20	52	Boudinage txt. Strongly silicified, pyrite diss	219		38.0		36	49	84	166	6	33
169302	JI0301	596.45	598.45	2.00*	22	Quartz vein, crustiform txt. 30° to core axis. Mineralized by	10274	11438	200.0		690	2090	157	334	62	14
						Pyrite, acanthite, Pyrargyrite. Includes 1.5 m void
169303	JI0301	598.45	599.24	0.79*	22	Strong silicified shale, black color, dissolution caverns.	44		20.1		19	68	35	55	6	20
169304	JI0301	599.24	601.00	1.76	100	Strong silicified shales, black color.	55		16.0		16	147	51	85	3	14
169305	JI0301	601.00	602.28	1.28	100	Strong silicified shales, black color.	67		6.2		18	202	45	1170	59	179
169306	JI0301	602.28	603.78	1.50	29	Strong silicified shales, black color.	28		4.0		16	298	49	172	7	22
169307	JI0301	603.78	605.33	1.55	29	Strong silicified shales, black color.	30		4.9		15	133	51	334	12	68
169308	JI0301	613.85	615.00	1.15	100	Strong silicified shales, breccia txt. Fine pyrite diss28 3.5					17	178	59	91	5	14
169309	JI0301	615.00	615.60	0.60	100	Strong silicified shales, breccia txt. Fine pyrite diss28 2.8					14	102	56	415	15	20

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169310	JI0301	615.60	616.50	0.90	100	Strong silicified shales, breccia txt. Fine pyrite diss..	22		4.2		22	120	73	226	7	24
169311	JI0301	616.55	617.52	0.97	100	Strong silicified shales, breccia txt. Fine pyrite diss..	6		2.8		21	133	54	104	4	21
169312	JI0301	617.52	618.95	1.43	100	Strong silicified shales, breccia txt. Fine pyrite diss..	2		1.7		13	134	48	134	5	22
169313	JI0301	618.95	620.80	1.85	100	Strong silicified shales, breccia txt. Fine pyrite diss..	9		1.7		12	115	54	310	14	37
169672	JI0301	624.62	624.84	0.22	100	Strong silicified bx. Texture	5030			418.3	209	640	125	10	14	22
169673	JI0301	626.40	628.00	1.60	100	Strong silicified shales, breccia txt. Fine pyrite diss..	14		2.8		25	170	106	128	3	19
169406	JI0301	655.50	656.00	0.50	100	Quartz-calcite, breccia texture, 60° to core axis, chalcopyrite	5		1.0		16	41	26	19	6	224
						traces.
169406	JI0301	655.50	656.00	0.50	100	Quartz-calcite, breccia texture, 60° to core axis, chalcopyrite	5		1.0	-3.4	16	41	26	19	6	224
						traces.
169407	JI0301	672.05	672.45	0.40	98	Pure silica with hematite, calcite filled fine fractures.	8		0.2		8	10	18	25	-1	50
169300	JI0301	717.00	717.70	0.70	95	Barren quartz vein, breccia txt. 70° to core axis.	6		0.6		7	18	30	13	-1	213
169300	JI0301	717.00	717.70	0.70	95	Barren quartz vein, breccia txt. 70° to core axis.	6		0.6	-3.4	7	18	30	13	-1	213
169409	JI0301A	403.80	403.95	0.15	98	quartz-calcite veinlet 50° to core axis oriented,cubic pyrite +	65		3.3	4.6	10	58	35	127	-1	178
						chalcopyrite traces.
169410	JI0301A	508.74	509.89	1.15	98	strong argillic altered intermediate intrusive	13		1.7	-3.4	11	72	55	262	-1	186
169411	JI0301A	509.89	510.70	0.81	98	strong argillic altered intermediate intrusive	36		2.3	-3.4	12	46	37	300	4	82
169412	JI0301A	510.70	512.24	1.54	98	thin quartz veinlet cutting altered intrusive	19		2.2	-3.4	14	38	127	217	2	101
169413	JI0301A	512.24	513.15	0.91	100	disolution caverns chalcopyrite traces	12		1.1	-3.4	16	35	71	125	-1	64
169414	JI0301A	513.15	513.89	0.74	100	disolution caverns chalcopyrite traces	9		2.2	-3.4	14	74	207	137	-1	78
169415	JI0301A	518.09	518.39	0.30	98	calcite branched 70° to core axis oriented, fine grained pyrite	26		1.3	-3.4	27	118	74	110	-1	86
						and black sulfides.
169416	JI0301A	549.14	549.34	0.20	98	quartz veinlet sacaroidal texture 60° to core axis with pyrite	9		0.7	-3.4	8	32	17	39	-1	68
						traces.
169417	JI0301A	588.45	588.60	0.15	100	quartz - calcite veinlet 70° to core axis oriented chalcopyrite	4		1.0	-3.4	9	73	38	14	-1	29
						traces and acanthyte?
169418	JI0301A	600.24	600.55	0.31	100	veinlet zone less than 1 centimeter width, pyrite and	5		3.3	5.5	30	92	128	72	-1	84
						chalcopyrite traces
169419	JI0301A	603.17	603.65	0.48	78	quartz-calcite breccia 40° to core axis oriented, fine	18		6.4	8	15	29	18	55	-1	70
						pyrite,amathyste quartz and green fluorite.
169420	JI0301A	603.65	604.14	0.49	78	quartz vein sacaroidal texture fine cubic pyrite very fine	2123		200.0	609.8	520	279	193	381	185	3530
						pyrargyrite christals,cpy traces,galena trs.
169421	JI0301A	604.19	604.59	0.40	78	quartz veinlet with sacaroidal texture fine piryte	418		200.0	760.4	3650	84	93	202	215	2250
169422	JI0301A	604.57	605.38	0.81	82	quartz veinlets drussy texture zone, fine pyrite	90		82.0	96.5	340	99	42	102	33	66
169423	JI0301A	605.38	606.38	1.00	86	quartz pieces on black shale , fine pyrite.	42		14.6	17.8	75	141	51	67	11	53
169424	JI0301A	606.38	607.73	1.35	37	quartz veinlets argillic alteration zone	34		5.6	8.3	28	129	52	69	6	87
169425	JI0301A	608.48	609.03	0.55	39	quartz veinlets argillic alteration zone	22		2.7	-3.4	16	102	31	54	1	77
169426	JI0301A	626.00	626.17	0.17	98	quartz -calcite veinlet 2 centimeter width pyrite + black color	15		2.1	-3.4	20	137	119	50	1	108
						sulfides, acanthyte? 70° to core.
169689	JI0301A	627.25	627.40	0.15	90	Quartz veinlet, 1 cm width, 70° to core axis, Py
169427	JI0301A	629.18	629.33	0.15	97	quartz veinlet 3 centimeter width 70° to core axis oriented	8		1.0	-3.4	14	73	47	60	-1	61
169428	JI0301A	630.12	630.30	0.18	86	quartz veinlet 4 centimeter width 70° to core axis oriented cpy	18		2.9	-3.4	31	97	72	86	-1	68
						traces.
169690	JI0301A	630.83	631.19	0.36	86	Quartz veinlet, 4 cm width, 70° to core axis, traces Cpy
169429	JI0301A	635.00	635.24	0.24	94	quartz veinlets argillic alteration zone	22		1.1	-3.4	14	58	46	65	-1	61

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169430	JI0301A	635.46	636.81	1.35	90	milled rock pyrite in fractures	57		22.5	20.7	28	101	101	451	20	249
169062	JI0302	159.20	161.10	1.90	100	Fine to medium grains sandstone, fractures filled by pyrite	6		0.1		15	87	17	28	2	39
						and black material.
169063	JI0302	168.00	168.60	0.60	100	Altered medium grained sandstone, fractured, pyrite filled	5		-0.1		10	87	18	20	3	37
						fractures.
169064	JI0302	176.30	177.85	1.55	95	Medium grained sandstone, fractured 60° to core axis, fine	8		-0.1		9	123	13	20	-1	19
						pyrite.
169065	JI0302	177.85	179.35	1.50	95	Intercalation of medium grained sandstone and strongly	4		0.1		12	95	14	33	-1	43
						silicified sandstone.
169066	JI0302	179.35	180.85	1.50	95	Intercalation of medium grained sandstone and strongly	2		0.2		13	77	27	30	5	90
						silicified sandstone.
169067	JI0302	180.85	182.00	1.15	95	Intercalation of medium grained sandstone and strongly	157		0.1		14	82	59	36	6	87
						silicified sandstone.
169068	JI0302	182.00	182.90	0.90	98	Intercalation of medium grained sandstone and strongly	9		0.1		14	87	91	46	12	212
						silicified sandstone.
169069	JI0302	182.90	183.45	0.55	98	Intercalation of medium grained sandstone and strongly	4		0.1		10	76	92	117	11	82
						silicified sandstone.
169070	JI0302	183.45	184.95	1.50	98	Strongly altered intrusive, cream color, argillically altered.	4		-0.1		7	105	110	38	3	62
169071	JI0302	184.95	186.45	1.50	100	Strongly altered intrusive, cream color, argillically altered.	9		-0.1		6	74	105	15	-1	31
169401	JI0302	184.95	186.45	1.50	100	Strongly altered intrusive, argilic altereid, porphiritic texture	4		-0.1	-3.4	6	77	70	30	3	200
169403	JI0302	185.60	185.65	0.05	100	Quartz vein, 30° to core axis, mineralized by argentite?,	7		-0.1	-3.4	7	62	156	-2	-1	247
						pyrite, Cpy.
169072	JI0302	186.45	187.95	1.50	100	Strongly altered intrusive, cream color, argillically altered.	1599		-0.1		7	68	62	14	-1	16
						Quartz vein 5 cm. Width
169402	JI0302	186.45	187.95	1.50	100	Strongly altered intrusive, argilic altereid, porphiritic texture	4		-0.1	-3.4	6	68	58	-2	-1	118
169073	JI0302	187.95	189.45	1.50	98	Strongly altered intrusive, cream color, argillically altered.	7		-0.1		7	64	37	11	-1	17
169074	JI0302	189.45	190.95	1.50	98	Strongly altered intrusive, cream color, argillically altered.	5		-0.1		7	44	110	-2	-1	64
169075	JI0302	190.95	192.45	1.50	98	Strongly altered intrusive, cream color, argillically altered.	2		-0.1		8	58	140	20	7	53
169076	JI0302	192.45	193.95	1.50	98	Strongly altered intrusive, cream color, argillically altered.	-2		-0.1		6	56	62	12	6	65
169077	JI0302	193.95	195.45	1.50	95	Strongly altered intrusive, cream color, argillically altered.	5		-0.1		5	65	75	15	7	117
169078	JI0302	195.45	196.95	1.50	95	Strongly altered intrusive, cream color, argillically altered.	2		-0.1		9	62	620	91	92	116
169079	JI0302	196.95	198.45	1.50	100	Strongly altered intrusive, cream color, argillically altered.	9		0.8		13	108	94	112	17	96
169080	JI0302	198.45	199.95	1.50	100	Strongly altered intrusive, cream color, argillically altered.	15		7.3		17	132	120	118	29	343
169081	JI0302	199.95	201.45	1.50	100	Strongly altered intrusive, cream color, argillically altered.	7		1		10	47	35	31	14	47

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169082	JI0302	201.45	202.95	1.50	100	Strongly altered intrusive, cream color, argillically altered.	-2		-0.1		7	58	107	36	15	126
169083	JI0302	202.95	204.15	1.20	96	Strongly altered intrusive, cream color, argillically altered.	-2		-0.1		8	72	116	19	21	40
169084	JI0302	312.80	312.95	0.15	96	Silica with hematite, breccia txt, reddish color.	9		-0.1		13	48	22	27	3	35
169085	JI0302	337.20	338.15	0.95	88	Quartz-calcite vein, smoked quartz, calcite filled around quart	4		-0.1		4	21	12	10	-1	-10
						fragments.
169086	JI0302	526.60	527.60	1.00	100	Silica with hematite, reddish color.	12		1.0	-3.4	13	26	34	27	-1	59
169404	JI0302	538.28	540.00	1.72	100	Altered intrusive, porphiritic texture, coarse cristal, black	29		2.2	-3.4	2	42	43	1740	9	134
						mineral sulphides?
169405	JI0302	542.60	542.95	0.35	99	Breccia quartz, 40° to core axis, silicified sandstone	154		132.0	135.9	39	318	85	306	20	103
						fragments, abundant pyrite.
169087	JI0302	552.50	553.80	1.30	75	Strongly silicified sandstone, argillically altered. Breccia txt.	24		0.8	-3.4	19	115	61	113	3	59
169407	JI0302	569.11	569.30	0.19	97	60° to core axis, calcite-quartz veinlet.	3		1.3	-3.4	9	56	32	6	3	172
169088	JI0302	587.64	588.00	0.36	79	Quartz veinlet with weak pyrite fine+ weak crystallized fluorite	19		2.4	-3.4	14	84	33	2030	83	194
						veinlets
169089	JI0302	592.38	593.10	0.72	90	Quartz branched, veinlets zone with mod. Cubic pyrite fine	74		40.1	44.6	35	43	45	180	3	68
						grained.
169408	JI0302	628.90	630.10	1.20	100	Parallell to core axis calcite-quartz filled fractures, lately filled	4		0.1	-3.4	10	62	28	31	3	132
						with Kaolin, weakly pyrite cubes.
169090	JI0302	652.00	652.15	0.15	98	Quartz + chlorite veinlet, pyrite + black color very fine grained	30		1.8	-3.4	8	139	17	1280	41	110
						sulfides.
169091	JI0302	670.30	670.45	0.15	98	Quartz calcite veinlet, fine grained pyrite+ chalcopyrite traces.	13		1.1	-3.4	7	20	37	44	1	39
169092	JI0302	698.91	699.15	0.24	100	Calcite veinlet, pyrite.	10		0.8	-3.4	8	14	31	29	3	41
169093	JI0302	702.05	702.30	0.25	97	Quartz calcite veinlet with fine pyrite + fine grained sphalerite.	13		1.4	-3.4	11	231	18	45	4	23
169094	JI0302	716.56	716.86	0.30	85	Quartz calcite veinlet, pyrite + black color sulfides and	30		11.9	12.6	51	510	62	146	7	54
						sphalerite traces.
169095	JI0302	734.80	735.15	0.35	100	Quartz calcite veinlet, weakly breccia texture, pyrite,	94		29.9	30.8	294	236	107	1680	16	103
						pyrargyrite and chalcopyrite.
169096	JI0302	736.90	737.10	0.20	80	Quartz veinlet, pyrite arsenopyrite, late kaolin filling fractures.	284		8.6	-3.4	19	103	73	10000	269	153
169097	JI0302	747.38	747.68	0.30	78	Quartz vein sparse pyrite.	26		1.3	-3.4	16	71	44	171	4	29
169098	JI0302	755.20	756.33	1.13	100	Coarse grained, quartz crystals mod. Subrounded feldspars.	37		8.4	9.2	43	364	34	175	7	106
						*
169099	JI0302	756.33	758.01	1.68	100	Moderately argillized rock. * Same rock in shift	13		0.7	-3.4	9	94	8	12	-1	49
169100	JI0302	758.01	759.60	1.59	100	Some subangular lithics of fine grained sandstone.* Same	9		0.5	-3.4	7	78	8	14	-1	67
						rock in shift
169201	JI0302	759.60	760.59	0.99	100	Thin bedded, carbonaceous shale, sandstone layers,	12		2.7	-3.4	36	288	43	38	-1	47
						intercalated.
169202	JI0302	760.53	762.00	1.47	97	Thin bedded, carbonaceous shale, sandstone layers,	4		2.2	-3.4	25	132	41	39	2	46
						intercalated.
169203	JI0302	762.00	762.58	0.58	97	Strong breccia at fault-contact over shale and coarse grained	8		2.6	-3.4	21	312	37	47	8	50
						rock, strong argillized.

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169204	JI0302	762.58	763.83	1.25	97	Strong breccia at fault-contact over shale and coarse grained	10		1.0	-3.4	10	99	12	78	-1	25
						rock, strong argillized.
169205	JI0302	763.83	764.83	1.00	98	Strong breccia at fault-contact over shale and coarse grained	-2		1.1	-3.4	19	99	16	45	2	20
						rock, strong argillized.
169206	JI0302	764.83	765.73	0.90	98	Strong breccia at fault-contact over shale and coarse grained	-2		1.2	-3.4	12	74	15	23	-1	16
						rock, strong argillized.
169207	JI0302	765.73	766.48	0.75	98	Strong breccia at fault-contact over shale and coarse grained	5		1.9	-3.4	33	195	30	273	2	28
						rock, strong argillized.
169208	JI0302	766.48	766.88	0.40	98	Quartz vein, mineralized by pyrite, pyrrhotite, acanthite,	34		11.1	10.5	347	1140	102	4520	7	23
						acanthite and sphalerite.
169209	JI0302	766.88	767.33	0.45	100	Volcanic conglomerate, very coarse fragments intrusive	14		3.6	-3.4	54	275	60	2320	-1	16
						altered, sandstone and epidote.
169210	JI0302	767.33	768.52	1.19	100	Volcanic conglomerate, very coarse fragments intrusive	63		0.9	-3.4	6	126	21	30	-1	-10
						altered, sandstone and epidote.
169211	JI0302	768.52	770.07	1.55	100	Volcanic conglomerate, very coarse fragments intrusive	3		0.6	-3.4	3	115	20	4	-1	-10
						altered, sandstone and epidote.
169212	JI0302	770.07	770.47	0.40	96	Volcanic conglomerate, very coarse fragments intrusive	-2		0.3	-3.4	2	58	12	-2	-1	-10
						altered, sandstone and epidote.
169213	JI0302	770.47	771.77	1.30	96	Volcanic conglomerate, very coarse fragments intrusive	-2		0.5	-3.4	3	97	23	-2	-1	-10
						altered, sandstone and epidote.
169214	JI0302	771.77	774.24	2.47	95	Volcanic conglomerate, very coarse fragments intrusive	-2		0.5	-3.4	5	116	25	3	-1	-10
						altered, sandstone and epidote.
169215	JI0302	774.24	775.42	1.18	97	Volcanic conglomerate, very coarse fragments intrusive	-2		1.3	-3.4	6	106	39	9	-1	-10
						altered, sandstone and epidote.
169216	JI0302	775.42	776.37	0.95	97	Volcanic conglomerate, very coarse fragments intrusive	-2		1.6	-3.4	4	118	30	6	-1	-10
						altered, sandstone and epidote.
169217	JI0302	776.37	778.57	2.20	97	Volcanic conglomerate, very coarse fragments intrusive	-2		1.9	-3.4	116	217	40	21	-1	-10
						altered, sandstone and epidote.
169218	JI0302	778.57	780.57	2.00	97	Volcanic conglomerate, very coarse fragments intrusive	8		2.0	-3.4	74	362	26	71	-1	-10
						altered, sandstone and epidote.
169219	JI0302	780.57	781.37	0.80	97	Volcanic conglomerate, medium fragments, moderate	7		2.2	-3.4	46	131	34	32	-1	31
						silicified, dark gray color.
169220	JI0302	781.37	783.92	2.55	97	Volcanic conglomerate, medium fragments, moderate	9		2.8	-3.4	21	120	35	36	-1	26
						silicified, dark gray color.
169221	JI0302	783.92	784.72	0.80	97	Volcanic conglomerate, medium fragments, moderate	6		2.1	-3.4	20	153	37	39	-1	37
						silicified, dark gray color.
169222	JI0302	784.72	785.27	0.55	97	Volcanic conglomerate, medium fragments, moderate	15		6.0	-3.4	33	134	56	75	-1	41
						silicified, dark gray color.
169223	JI0302	785.27	786.77	1.50	97	Quartz branched, breccia texture, 50° to core axis, pyrite and	28		38.4	40.3	44	112	170	23	-1	45
						acanthite?
169224	JI0302	786.77	788.92	2.15	97	Silicified sandstone fragments of shale.	-2		3.5	-3.4	29	157	47	52	-1	43
169225	JI0302	788.92	789.27	0.35	100	Quartz vein , druses and crystals, along middle core very fine	13		8.7	-3.4	30	116	108	52	-1	31
						acanthite and chalcopyrite.
169226	JI0302	789.27	790.00	0.73	100	Silicified sandstone.	5		2.2	-3.4	8	96	43	83	-1	27
169227	JI0302	790.00	790.95	0.95	100	Quartz vein, branched.	10		4.8	-3.4	267	343	107	506	-1	53
169228A	JI0302	790.95	793.24	2.29	99	Fine to medium grained sandstone, green color.	-2		0.4	-3.4	17	82	6	20	-1	24
169228A	JI0302	790.95	793.24	2.29	99	Fine to medium grained sandstone, green color.	-2			0.4	17	82	6	20	-1	24

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169229	JI0302	793.24	795.42	2.18	100	Fine to medium grained sandstone, green color.			0.6	-3.4	43	202	5	16	-1	31
169230	JI0302	795.42	797.62	2.20	100	Fine to medium grained sandstone, green color.			0.5	-3.4	19	61	3	9	-1	26
169231	JI0302	797.62	800.87	3.25	98	Fine to medium grained sandstone, green color.			0.5	-3.4	34	68	3	11	-1	32
169232	JI0302	800.87	802.70	1.83	100	Silicified volcanic conglomerate, medium grained, black color.			1.4	-3.4	31	164	14	-2	-1	42
169233	JI0302	802.70	804.52	1.82	98	Intercalation of sandstones and shales, few layers, fine pyrite.			1.6	-3.4	39	135	8	18	-1	17
169234	JI0302	804.52	806.07	1.55	97	Intercalation of sandstones and shales, few layers, fine pyrite.			0.9	-3.4	29	120	8	19	-1	26
169235	JI0302	806.07	807.07	1.00	97	Quartz branched, 40° to core axis. Pyrite, sphalerite,	2		1.1	-3.4	131	344	10	16	-1	34
						Chalcopyrite and galena.
169236	JI0302	807.07	808.07	1.00	97	Silicified, black color sandstone, Pyrite patches.	6		0.9	-3.4	64	287	12	39	-1	51
169237	JI0302	808.07	809.27	1.20	98	Branch quartz, 50° to core axis, sphalerite, Pyrite, galena and	17		2.1	-3.4	18	60	11	603	15	40
						Chalcopyrite.
169238	JI0302	809.27	810.37	1.10	99	Silicified sandstone, few shale layers.	5		1.5	-3.4	63	95	20	66	-1	47
169239	JI0302	810.37	812.32	1.95	99	Branched quartz, breccia texture, 40° to core axis, Pyrite,	14		1.8	-3.4	24	80	31	701	-1	38
						Pyrrhotite and traces Chalcopyrite.
169240	JI0302	812.32	815.07	2.75	100	Carbonaceous shale, moderate silicified, intercalation	25		6.3	7.1	106	580	96	1130	12	63
						sandstones.
169241	JI0302	815.07	815.29	0.22	100	Quartz-calcite, breccia texture, Pyrite, Pyrrhotite, traces of	116		51.0	52.8	8200	7800	364	10000	252	53
						Galena and sphalerite.
169242	JI0302	815.29	817.47	2.18	100	Carbonaceous shale, with few fine to medium grained	26		4.0	-3.4	60	430	143	274	13	79
						sandstone layers.
169243	JI0302	817.47	819.72	2.25	97	Carbonaceous shale, with few fine to medium grained	15		3.5	-3.4	30	252	178	151	1	57
						sandstone layers.
169244	JI0302	819.72	821.15	1.43	97	Carbonaceous shale, with few fine to medium grained	21		6.7	4.9	75	376	173	683	4	55
						sandstone layers.
169246	JI0302	821.15	822.99	1.84	100	Fine to medium grained sandstone, silicified, few shale layers	23		9.2	10.4	205	540	172	245	2	49
						pyrite patches.
169247	JI0302	822.99	824.58	1.59	98	Fine to medium grained sandstone, silicified, few shale layers	15		5.1	-3.4	59	427	141	208	-1	-10
						pyrite patches.
169248	JI0302	824.58	826.23	1.65	97	Fine to medium grained sandstone, silicified, few shale layers	10		4.5	-3.4	27	253	160	186	-1	30
						pyrite patches.
169249	JI0302	826.23	827.72	1.49	96	Fine to medium grained sandstone, silicified, few shale layers	14		2.8	-3.4	23	186	120	76	-1	30
						pyrite patches.
169250	JI0302	827.72	827.96	0.24	100	Quartz vein, 3 cm. Width, 60° to core axis, Sphalerite, Pyrite,	48		6.1	7.1	134	5600	72	10000	114	24
						Pyrrhotite, Galena, arsenopyrite
169251	JI0302	827.96	829.41	1.45	100	Fine to medium grained sandstone, silicified, few shale layers	15		3.2	-3.4	35	233	148	213	2	26
						pyrite patches.
169252	JI0302	829.41	830.59	1.18	100	Fine to medium grained sandstone, silicified, few shale layers	19		2.0	-3.4	33	202	127	59	-1	21
						pyrite patches.
169253	JI0302	830.59	832.22	1.63	100	Fine to medium grained sandstone, silicified, few shale layers	14		2.6	-3.4	36	242	116	75	-1	34
						pyrite patches.
169254	JI0302	832.22	832.53	0.31	100	Quartz-calcite vein, breccia texture, sphalerite, Pyrrhotite,	112		7.9	8.6	2150	6300	73	10000	90	41
						Galena, Pyrite, arsenopyrite.
169255	JI0302	832.53	834.42	1.89	98	Intercalated shift, fine to medium grained sandstone and blac	16		4.1	-3.4	69	388	129	275	3	33
						shales, Pyrite patches.

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169256	JI0302	834.42	836.27	1.85	98	Intercalated shift, fine to medium grained sandstone and black	12		4.7	-3.4	68	279	108	67	2	47
						shales, Pyrite patches.
169257	JI0302	836.27	837.85	1.58	98	Intercalated shift, fine to medium grained sandstone and black	17		9.0	8.2	49	318	40	110	2	94
						shales, Pyrite patches.
169258	JI0302	837.85	839.69	1.84	98	Intercalated shift, fine to medium grained sandstone and black	10		4.3	-3.4	39	222	71	120	-1	85
						shales, Pyrite patches.
169259	JI0302	839.69	841.36	1.67	99	Intercalated shift, fine to medium grained sandstone and black	8		2.8	-3.4	30	142	83	58	3	97
						shales, Pyrite patches.
169260	JI0302	841.36	842.58	1.22	99	Intercalated shift, fine to medium grained sandstone and black	10		2.6	-3.4	21	142	78	43	2	99
						shales, Pyrite patches.
169261	JI0302	842.58	842.79	0.21	100	Quartz vein, breccia texture, Sphalerite, Pyrite, Pyrrhotite and	30		7.5	-3.4	430	7700	113	2580	23	49
						Galena.
169262	JI0302	842.79	844.92	2.13	100	duplicate sample	8		2.3	6.1	41	392	82	132	-1	50
169263	JI0302	842.79	844.92	2.13	100	duplicate sample	4		1.6	-3.4	44	217	55	53	-1	41
169264	JI0302	844.92	846.60	1.60	98	Fine to medium grained sandstones, few shale layers.	12		2.8	54.3	76	287	81	138	-1	15
169265	JI0302	846.60	848.20	0.52	98	Fine to medium grained sandstones, few shale layers.	53		3.8	-3.4	380	530	76	823	8	17
169266	JI0302	848.20	848.72	1.40	97	Quartz vein, 40° to core axis, sphalerite, pyrrhotite, Galena,	8		51.0	-3.4	7800	32500	140	10000	163	59
						arsenopyrite, Pyrite.
169267	JI0302	848.72	850.12	1.40	97	Quartz veinlets hosted in sandstone.	32		3.7	-3.4	243	400	56	1570	8	23
169268	JI0302	850.12	850.72	0.60	97	Quartz vein, breccia texture, fine Pyrite and Chalcopyrite.	256		8.1	-3.4	38	86	38	10000	49	18
169269	JI0302	850.72	851.58	0.86	100	Fine to medium grained sandstones, few shale layers.	16		2.5	-3.4	34	157	58	241	-1	28
169270	JI0302	851.58	852.16	0.58	100	Quartz branched, 30° to core axis, Pyrite and Pyrrhotite,	235		9.5	-3.4	1220	5300	72	10000	149	24
						sphalerite.
169271	JI0302	852.16	853.92	1.76	100	Intercalated shift, fine to medium grained sandstone and black	23		5.7	-3.4	127	355	44	294	3	75
						shales.
169272	JI0302	853.92	856.92	3.00	100	Intercalated shift, fine to medium grained sandstone and black	6		2.3	-3.4	7	323	56	63	-1	54
						shales.
						Intercalated shift, fine to medium grained sandstone and black
169273	JI0302	856.92	859.39	2.47	100		4		1.2	-3.4	18	162	69	39	-1	76
						shales.
169274	JI0302	859.39	860.55	1.16	100	Intercalated shift, fine to medium grained sandstone and black	5		2.3	-3.4	22	157	69	67	2	57
						shales. Increasing shales.
169275	JI0302	860.55	860.95	0.40	97	Quartz vein, sphalerite, pyrrhotite, Pyrite and arsenopyrite.	35		10.8	-3.4	2470	8500	63	10000	259	32
169276	JI0302	860.95	862.92	1.97	97	Carbonaceous shale, bedding 30° to core axis, fine fractures	5		1.6	-3.4	42	243	49	108	3	72
						calcite filled. Pyrite patches.
169277	JI0302	862.92	865.92	3.00	100	Carbonaceous shale, bedding 30° to core axis, fine fractures	-2		1.6	-3.4	25	490	24	72	2	34
						calcite filled. Pyrite patches.
169278	JI0302	865.92	868.92	3.00	99	Carbonaceous shale, bedding 30° to core axis, fine fractures	-2		2.0	-3.4	23	182	75	65	3	55
						calcite filled. Pyrite patches.
169279	JI0302	868.92	871.92	3.00	100	Carbonaceous shale, bedding 30° to core axis, fine fractures	4		4.8	-3.4	38	227	62	77	4	75
						calcite filled. Pyrite patches.
169280	JI0302	871.92	873.55	1.63	100	Carbonaceous shale, bedding 30° to core axis, fine fractures	6		3.4	-3.4	30	240	35	248	6	67
						calcite filled. Pyrite patches.

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169281	JI0302	873.55	873.98	0.43	100	Quartz vein, Pyrrhotite, sphalerite, Pyrite and traces	2400		66.0	70.3	10000	67500	247	10000	1320	57
						arsenopyrite.
169282	JI0302	873.98	875.70	1.72	100	Carbonaceous shale, fine calcite filled fractures.	21		4.6	-3.4	97	365	41	491	4	52
169283	JI0302	875.70	875.85	0.15	100	Quartz vein, sphalerite, Pyrrhotite, Pyrite and traces of	88		73.0	66.8	10000	66000	122	10000	350	51
						Galena. Fine breccia txt.
169284	JI0302	875.85	876.19	0.34	100	Carbonaceous shale, fine calcite filled fractures.	30		7.4	4.5	600	3070	43	2740	25	45
169285	JI0302	876.19	876.58	0.39	100	Quartz vein, sphalerite, Pyrrhotite, Pyrite and traces of	232		19.1	16.8	4160	13900	59	10000	161	32
						Galena. Fine breccia txt.
169286	JI0302	876.58	876.89	0.31	100	Quartz vein, sphalerite, Pyrrhotite, Pyrite and traces of	588		35.0	32.6	5900	120500	103	10000	2180	90
						Galena. Fine breccia txt.
169288	JI0302	876.89	877.92	1.03	100	Quartz vein, sphalerite, Pyrrhotite, Pyrite and traces of	7		2.6	-3.4	177	620	31	1100	9	36
						Galena. Fine breccia txt.
169289	JI0302	877.92	880.10	2.18	99	Carbonaceous shale, fine calcite filled fractures.	10		1.3	-3.4	16	131	36	108	2	40
169290	JI0302	880.10	880.98	0.88	99	Carbonaceous shale, fine calcite filled fractures.	7		2.1	-3.4	9	130	31	52	3	34
169291	JI0302	880.98	881.20	0.22	99	Quartz vein, 30° to core axis, Pyrrhotite, sphalerite, Galena,	280		23.1	24.8	4070	10000	178	10000	420	44
						Traces of arsenopyrite.
169292	JI0302	881.20	881.96	0.76	100	Carbonaceous shale, fine calcite filled fractures.	36		5.9	-3.4	234	730	42	10000	18	39
169293	JI0302	881.96	884.08	2.12	100	Carbonaceous shale, fine calcite filled fractures.	18		4.0	-3.4	54	234	29	263	6	46
169294	JI0302	884.08	884.25	0.17	98	Branched quartz, breccia texture, Pyrrhotite and Pyrite.	169		12.3	13.6	930	3440	64	2600	320	54
169295	JI0302	884.25	886.10	1.85	97	Carbonaceous shale, fine calcite filled fractures.	13		3.7	-3.4	166	470	33	466	4	37
169296	JI0302	886.10	887.50	1.40	96	Carbonaceous shale, fine calcite filled fractures.	7		1.7	-3.4	26	157	30	121	2	32
169297	JI0302	887.50	889.92	2.42	95	Carbonaceous shale, fine calcite filled fractures.	6		0.9	-3.4	16	159	24	130	1	30
169298	JI0302	889.92	892.36	2.44	98	Carbonaceous shale, fine calcite filled fractures. Decreasing	4		0.5	-3.4	10	138	29	36	3	38
						shales.
169287	JI0302	blank	blank	blank	100	blank sample	8		0.4	-3.4	60	440	6	357	8	30
169245	JI0302	standard	standard	standard	standard	standard	78		0.2	-3.4	118	570	297	77	4	45
169431	JI0303	13.42	14.52	1.10	100	strong FeOx stained + strong kaolynitic fractured zone	6		-0.1	-3.4	15	62	18	21	-1	308
						moderate quartz veinlets+hematite fracts.filled
169432	JI0303	14.52	15.97	1.45	100	strong FeOx stained + strong kaolynitic fractured zone	43		-0.1	-3.4	10	93	17	20	-1	730
						moderate quartz veinlets+hematite fracts.filled
169433	JI0303	39.30	39.75	0.45	100	strong dark redish color Fe Oxides filling weak quartz crystals	8		-0.1	-3.4	15	59	12	12	-1	950
						fracture.
169434	JI0303	87.00	88.00	1.00	100	drussy quartz zone + crystalline quartz veinlets,lately brown	3		-0.1	-3.4	16	57	15	5	-1	820
						color oxides painted+orbicullar text qz.
169435	JI0303	88.00	89.00	1.00	100	all these textures are presents into weakly argillized rhyolitic	-2		-0.1	-3.4	15	52	21	15	-1	429
						crystal-lithic tuff. This description is
169436	JI0303	89.00	90.00	1.00	100	applied to samples from 169434 to 169443.	3		-0.1	-3.4	13	52	21	4	-1	389
169437	JI0303	90.00	91.00	1.00	100	drussy quartz zone + crystalline quartz veinlets,lately brown	-2		-0.1	-3.4	25	107	21	15	-1	1490
						color oxides painted+orbicullar text qz.
169438	JI0303	91.00	92.10	1.10	100	all these textures are presents into weakly argillized rhyolitic	3		-0.1	-3.4	17	104	20	26	-1	1940
						crystal-lithic tuff. This description is
169439	JI0303	92.10	93.27	1.17	100	applied to samples from 169434 to 169443.	-2		-0.1	-3.4	14	116	13	8	-1	1280
169440	JI0303	93.27	94.30	1.03	100	drussy quartz zone + crystalline quartz veinlets,lately brown	2		0.1	-3.4	16	173	16	10	-1	1390
						color oxides painted+orbicullar text qz.
169441	JI0303	94.30	95.47	1.17	100	all these textures are presents into weakly argillized rhyolitic	9		-0.1	-3.4	18	93	16	3	-1	17700
						crystal-lithic tuff. This description is

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169442	JI0303	95.47	96.67	1.20	100	applied to samples from 169434 to 169443.	-2		-0.1	-3.4	16	69	18	-2	-1	36700
169443	JI0303	96.67	98.16	1.49	100	applied to samples from 169434 to 169443.	5		-0.1	-3.4	23	87	10	20	-1	2550
169444	JI0303	251.76	252.61	0.85	93	Black shale structural zone with pyrite + calcite.	9		0.1	-3.4	16	80	33	29	-1	216
169445	JI0303	318.00	318.82	0.82	100	Structure with drussy quartz and strong pyrite, calcite on very	43		0.9	-3.4	10	50	16	750	17	222
						fine grained sandstone
169446	JI0303	454.98	455.28	0.30	100	4 cms width veinlets calcite+ quartz filling a strong fractured	9		0.3	-3.4	12	102	114	95	2	47
						and white color clay in intrusive.
169447	JI0303	470.00	471.07	1.07	100	white color quartz affecting intrusive. Massive texture quartz	3		0.1	-3.4	5	34	84	5	-1	57
						weak black color sulfides.
169448	JI0303	484.91	485.31	0.40	100	10 cms width calcite+late quartz veinlet with fine grained	15		0.3	-3.4	9	60	77	211	-1	35
						pyrite in weakly silicified intrusive
169449	JI0303	493.46	493.60	0.14	100	calcite filling fractures with late quartz cutting calcite fractures	53		0.5	-3.4	10	59	69	2110	6	67
						on intermediate intrusive.
169450	JI0303	564.11	564.71	0.60	99	Quartz +chlorite +calcite on intermediate intrusive.	19		0.1	-3.4	10	61	100	37	-1	35
169451	JI0303	565.21	565.81	0.60	99	Quartz filling fractures and thin veinlets on intermediate	12		0.1	-3.4	10	47	83	8	-1	37
						intrusive.
169452	JI0303	577.50	578.75	0.25	100	Calcite +quartz filled fractured zone.	8		0.6	-3.4	12	55	20	36	-1	62
169453	JI0303	579.00	579.15	0.15	100	3 cms width quartz - calcite veinlet with fine pyrite visible.	30		0.5	-3.4	19	13	18	171	-1	88
169454	JI0303	582.05	582.85	0.80	100	Strong fractured white color clay quartz veinlet and barite	9		1.1	-3.4	16	79	24	271	21	930
						filling fracture zone on sandstone.
169455	JI0303	583.25	584.10	0.85	100	Strong fractured white color clay quartz veinlet and barite	29		1	-3.4	10	120	29	117	9	158
						filling fracture zone on sandstone.
169456	JI0303	586.54	587.44	0.90	98	Strong calcite+ quartz+kaolyn filling fractures, on sandstone	8		0.2	-3.4	15	22	24	25	-1	70
169457	JI0303	605.30	605.70	0.40	100	Strong calcite + quartz veinlets zone strong fine grained pyrite	33		3.3	-3.4	26	128	56	121	2	65
						on gray color shale.
169458	JI0303	608.50	609.25	0.75	100	Quartz veinlets zone with fine grained pyrite , alteration?	90		1.6	-3.4	25	143	17	414	6	78
169459	JI0303	687.28	687.53	0.25	100	10 cms width calcite veinlet with fine pyrite and finer gray	70		1.3	-3.4	31	54	36	839	4	53
						color metalic brightnes mineral.
169460	JI0303	695.92	696.17	0.25	100	3 cms width quartz veinlet weak pyrite early calcite filled fract	94		3.6	-3.4	32	125	94	496	4	65
						on sandstone
169461	JI0303	716.42	716.72	0.30	100	10 cms width quartz veinlet with galena+sphalerite traces +	142		14.3	18.4	166	391	44	2170	22	74
						pyrite on sandstone.
169462	JI0303	741.17	741.72	0.55	100	quartz veinlet + quartz bx.	91		6.1	5.5	162	376	319	3710	18	51
169463	JI0303	763.82	763.96	0.14	100	5 cms banded texture quartz zone with fine grained pyrite.	54		6.3	5.7	20	116	203	120	7	66
169464	JI0303	805.60	805.60	0.10	100	Calcite veinlet, 3 cm. Width, fine cubic pyrite.	13		1	-3.4	11	92	26	77	4	53
169465	JI0303	812.55	812.60	0.05	86	Quartz veinlet, 1 cm. Width, pyrite, traces of arsenopyrite or	119		1.3	-3.4	15	63	34	3330	14	85
						Gn?
169466	JI0303	815.05	815.10	0.05	100	Quartz-calcite veinlet, 1 cm. Width, Py traces.	31		1.5	-3.4	13	53	44	171	-1	60
169467	JI0303	815.82	816.12	0.30	100	3 calcite veinlets, 1 cm width each one, Py, arsenopyrite?	125		2.6	-3.4	14	58	44	3010	9	80
						traces.
169468	JI0303	818.23	818.40	0.17	100	2 calcite veinlets, 1 cm width each one, pyrite.	38		2.8	-3.4	33	96	30	191	-1	52
169469	JI0303	820.36	820.46	0.10	100	Quartz veinlet, 4 cm. Width, Chalcopyrite and Gn? Traces.	129		2.3	-3.4	6	34	99	2050	39	94

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169470	JI0303	822.74	822.83	0.09	76	Quartz veinlet, 3 cm. Width, Pyrite and Cpy and Gn? Traces.	261		14.6	15.5	307	890	85	1110	7	57
169475	JI0303	830.20	830.50	0.30	97	Calcite branched, Pyrite.	16		6.9	7.0	154	391	55	67	-1	56
169471	JI0303	831.64	832.18	0.54	97	Calcite branched, Py traces.	49		13.8	13.3	93	370	40	365	-1	33
169472	JI0303	832.48	832.57	0.09	96	Quartz veinlet, 1 cm. Width, Pyrite, Cpy and arsenopyrite?	65		4.5	-3.4	19	113	62	885	-1	49
						Traces.
169473	JI0303	833.87	833.92	0.05	96	Quartz-calcite breccia, Pyrite, chalcopyrite traces.	52		4.5	-3.4	31	70	57	609	6	76
169474	JI0303	834.72	834.75	0.03	22	Quartz fragments, sacaroid texture and white clay, Pyrite	28		0.5	-3.4	5	47	21	38	-1	67
						traces.
169476	JI0304	25.00	25.25	0.25	100	Argilic altereid, cubic pyrite.	-5		-0.1	-3.4	10	39	5	-2	-1	154
169477	JI0304	31.16	31.71	0.55	100	Argilic altereid, cubic pyrite.	-5		-0.1	-3.4	17	28	5	-2	-1	150
169478	JI0304	69.05	69.20	0.15	99	Silicified shift and pyrite.	-5		0.1	-3.4	60	108	9	-2	-1	186
169479	JI0304	91.98	92.30	0.32	100	Volcanic conglomerate, abundant Pyrite and pirrotite? Traces	-5		-0.1	-3.4	11	63	8	-2	-1	97
169480	JI0304	209.09	210.54	1.45	95	Strongly altereid rhyolithic tuff, FeOx and Kaolin filled	-5		-0.1	-3.4	12	50	6	24	24	1E+06
						fractures
169481	JI0304	276.40	277.10	0.70	92	Siicified sandstone, cubic pyrite and litlle disolution caverns.	-5		0.6	-3.4	2	5	9	699	16	1370
169482	JI0304	277.10	278.55	1.45	92	weakly argillized sandstone, Py and fibraceous mineral	80		4.1	-3.4	7	25	27	4300	86	303
						(arsenopyrite?) filled fractures.
169483	JI0304	278.55	280.00	1.45	95	weakly argillized sandstone, Py and fibraceous mineral	69		4.9	-3.4	14	41	32	2630	54	196
						(arsenopyrite?) filled fractures.
169484	JI0304	418.30	418.50	0.20	100	Quartz-calcite branched, cubic pyrite and very fine black	16		0.7	-3.4	18	89	56	94	8	161
						mineral traces.
169485	JI0304	430.33	430.68	0.35	100	Calcite branched, Pyrite.	-5		0.1	-3.4	8	29	34	189	4	205
169486	JI0304	452.33	453.30	0.97	100	Calcite branched, Pyrite.	9		0.6	-3.4	12	95	12	121	-1	86
169487	JI0304	453.30	454.26	0.96	99	Calcite branched, Pyrite.	18		0.6	-3.4	6	33	13	137	-1	86
169488	JI0304	454.26	455.93	1.67	99	Calcite branched, Pyrite.	44		0.8	-3.4	4	50	74	166	-1	116
169489	JI0304	455.93	456.63	0.70	99	60 cms. Zone long parallel to core axis, 5 cms. Width calcite	24		1.2	-3.4	1	10	140	116	-1	68
						+ quartz veinlet.
169490	JI0304	456.63	457.00	0.37	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	46		0.7	-3.4	2	28	76	184	-1	104
						veinlets + pyrite
169491	JI0304	457.00	458.56	1.56	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	-5		1.1	-3.4	1	49	114	131	-1	95
						veinlets + pyrite
169492	JI0304	458.56	459.45	0.89	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	22		0.8	-3.4	1	34	90	82	-1	62
						veinlets + pyrite
169493	JI0304	459.45	460.45	1.00	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	17		0.7	-3.4	4	50	85	132	-1	83
						veinlets + pyrite
169494	JI0304	460.95	462.38	1.43	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	18		0.6	-3.4	8	56	49	284	-1	91
						veinlets + pyrite
169495	JI0304	462.38	463.97	1.59	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	21		0.9	-3.4	4	68	102	134	-1	102
						veinlets + pyrite
169496	JI0304	463.97	465.77	1.80	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	13		0.9	-3.4	4	59	87	200	-1	86
						veinlets + pyrite
169497	JI0304	465.77	467.42	1.65	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	9		0.9	-3.4	3	48	96	121	-1	97
						veinlets + pyrite

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169498	JI0304	467.42	469.57	2.15	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	9		1.5	-3.4	4	96	127	132	-1	101
						veinlets + pyrite
169499	JI0304	469.57	470.22	0.65	100	strong pyritized and fractured zone in intrusive.	33		4.4	-3.4	5	47	75	305	5	121
169500	JI0304	470.22	471.67	1.45	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	17		7	-3.4	4	73	74	538	14	284
						veinlets + pyrite
169501	JI0304	471.67	472.67	1.00	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	-5		3.4	-3.4	4	68	112	76	-1	229
						veinlets + pyrite
169502	JI0304	472.67	474.22	1.55	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	-5		0.9	-3.4	2	62	46	68	2	202
						veinlets + pyrite
169503	JI0304	474.22	476.32	2.10	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	-5		2.1	-3.4	5	61	86	59	5	206
						veinlets + pyrite
169504	JI0304	476.32	477.82	1.50	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	-5		1.9	-3.4	5	84	95	67	-1	324
						veinlets + pyrite
169505	JI0304	477.82	479.16	1.34	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	-5		1.3	-3.4	4	59	71	61	-1	187
						veinlets + pyrite
169506	JI0304	479.16	480.36	1.20	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	8		4.9	-3.4	3	43	87	100	8	212
						veinlets + pyrite
169507	JI0304	480.36	481.50	1.14	100	1.24 width veinlets zone, quartz veinlets with strong pyrite +	42		5.8	5.1	7	83	24	910	25	990
						drussy quartz
169508	JI0304	481.50	482.44	0.94	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	14		8.6	7.5	8	90	61	525	12	1000
						veinlets + pyrite
169509	JI0304	482.44	483.98	1.54	100	strong argillized porphyritic dioritic intrusive, moderatly quartz	33		16.6	17.3	10	112	81	365	16	1230
						veinlets + pyrite
169510	JI0304	483.98	484.63	0.65	100	quartz veinlet at bottom of sample	-5		2.5	-3.4	9	42	21	101	9	196
169511	JI0304	484.63	485.36	0.73	100	weakly silicified and late cutted by quartz-calcite+ pyrite	-5		6	5.7	12	109	37	94	22	90
						veinlets sandstone
169512	JI0304	485.36	486.46	1.10	100	weakly silicified and late cutted by quartz-calcite+ pyrite	-5		2.8	-3.4	11	70	61	76	13	136
						veinlets sandstone
169513	JI0304	486.46	488.06	1.60	100	weakly silicified and late cutted by quartz-calcite+ pyrite	5		1.4	-3.4	17	86	33	149	13	82
						veinlets sandstone
169514	JI0304	552.07	552.82	0.75	100	3 cms. Width quartz veinlet on sandstone	-5		0.1	-3.4	3	59	96	-2	-1	57
169515	JI0304	559.61	560.36	0.75	100	0.75 cms. Width zone strong calcite + quartz veinlet	-5		-0.1	-3.4	4	51	46	13	-1	88
169516	JI0304	576.25	576.55	0.30	95	10 cms. Width calcite+quartz veinlet with sparse pyrite on it.	-5		0.8	-3.4	20	11	53	44	-1	116
169517	JI0304	579.05	579.55	0.50	100	2 cms. Width calcite veinlet 50 cms long parallel to core axis.	-5		0.4	-3.4	12	125	35	54	-1	92
169518	JI0304	586.19	586.49	0.30	100	3 cms. Width calcite veinlet, 30 cms long parallel to core axis.	11		1.7	-3.4	17	116	32	45	4	57
169519	JI0304	671.50	672.79	1.29	100	calcite veinlet 3 to 5 cms width, and 1.30 mts long parallel to	-5		0.2	-3.4	6	22	15	17	1	35
						core axis
169520	JI0304	673.79	674.09	0.30	100	broken zone on silicified +quartz and pyrite.	-5		0.4	-3.4	10	91	35	28	-1	100
169521	JI0304	675.06	676.46	1.40	100	moderatly silicified shale with pyrite	-5		0.8	-3.4	14	93	51	72	-1	81
169522	JI0304	676.46	677.28	0.82	100	5 cms and 15 cms width veinlets zone on silicified shale,	58		3.1	-3.4	17	54	23	680	3	86
						weakly pyrite.
169523	JI0304	677.28	678.98	1.70	100	strong silicified weakly calcite + pyrite zone.	-5		0.3	-3.4	13	59	33	169	-1	73
169524	JI0304	678.98	680.08	1.10	100	strong silicified weakly calcite + pyrite zone.	10		0.1	-3.4	12	18	107	125	-1	317
169525	JI0304	680.08	680.83	0.75	100	strong silicified weakly calcite + pyrite zone.	7		-0.1	-3.4	12	74	51	13	-1	118

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169526	JI0304	683.73	685.33	2.40	100	strong silicified rock with pyrite and weakly quartz patches.	-5		-0.1	-3.4	22	82	61	16	-1	102
169527	JI0304	685.33	687.33	2.00	100	strong silicified rock with pyrite and quartz microveinlets.	6		0.1	-3.4	18	56	71	45	-1	84
169528	JI0304	748.19	748.54	0.35	100	3 cms width calcite veinlet + pyrite	52		1.5	-3.4	18	122	27	161	-1	60
169529	JI0304	749.09	749.50	0.41	100	calcite veinlet + pyrite.	14		1.3	-3.4	13	160	35	148	-1	71
169530	JI0304	806.85	808.00	1.15	100	strong fractured calcite filled zone and calcite+quartz veinlets	13		1.1	-3.4	21	103	32	134	-1	86
						with pyrite associated
169531	JI0304	808.00	809.35	1.35	100	strong fractured calcite filled zone and calcite+quartz veinlets	24		1.4	-3.4	15	63	34	191	-1	117
						with pyrite associated
169532	JI0304	835.68	835.98	0.30	98	70° to core axis oriented calcite and less quartz 4 cms width	30		2.7	-3.4	20	89	16	229	-1	103
						veinlet.
169533	JI0304	867.96	868.26	0.30	99	20 cms width veinlets zone calcite + pyrite.	50		26.5	26.7	188	580	20	140	-1	68
169673	JI0304	910.80	910.95	0.15	100	calcite veinlet, traces of galena + sphal. And black sulfides	85			86.0	295	3340	108	84	-1	30
169674	JI0304	912.38	912.58	0.20	100	Pre-deformation calcite veinlet, Galena, Py, sphal. Traces, 70	56			87.0	520	1130	38	266	10	28
						to core axis oriented
169534	JI0305	149.68	151.10	1.42	99	Feldespatic fine grained sandstone, Py disseminated.	18		0.1	-3.4	18	90	27	-2	2	148
169535	JI0305	156.38	158.08	1.70	100	Moderate to strong argillic alteration, composed by Py and	-5		1.5	-3.4	14	104	19	57	2	179
						clays
169536	JI0305	238.02	240.00	1.98	99	Strong silicified, moderatly FeOx reddish color and moderatly	11		0.1	-3.4	9	28	35	-2	-1	79
						pyrite filling fractures
169537	JI0305	242.12	242.82	0.70	99	Strong silicified black shale, mod. Piritized and late calcite	12		0.2	-3.4	27	118	423	46	-1	1490
						veinlets
169538	JI0305	242.82	243.52	0.70	100	Strong silicified black shale, mod. Piritized and late calcite	20		0.1	-3.4	40	114	129	25	2	386

						veinlets
169539	JI0305	344.70	345.10	0.40	100	Calcite branching beetwen two fractures, 40 cms. Width,	-5		0.7	-3.4	12	59	59	-2	-1	83
						including pyrite + clay (Kaolin?)
169540	JI0305	386.30	386.60	0.30	99	4.5 cms. Width quartz calcite + green color impurities on	-5		0.5	-3.4	8	92	43	-2	-1	48
						calcite veinlet sparse pyrite
169541	JI0305	445.64	446.04	0.40	100	30 cms. Width, calcite vein with ligthty green color chlorite	-5		0.9	-3.4	3	14	21	-2	3	46
						impurities coarse grained.
169675	JI0305	568.26	568.48	0.22	100	Quartz vein, pre-fluorite green color stage and late calcite	7			1.4	14	65	28	116	-1	47
169542	JI0305	576.05	576.25	0.20	98	20 cms. Width, amathiste+crystalline quartz, and late calcite,	152		42.5	50.5	63	134	49	406	-1	72
						drusy+colloidal+banding textures on quartz
169543	JI0305	580.45	581.20	0.75	97	3 cms. Width quartz veinlet, strong sphalerite, galena,	108		200	394.8	2370	3190	78	605	23	72
						achantyte and pyrite
169544	JI0305	583.40	583.70	0.30	95	4 cms. Width calcite veinlet 30 cms. Long to core axis	18		6	-3.4	73	97	36	148	-1	61
						oriented
169545	JI0305	585.35	585.75	0.40	92	strong pyritized + drussy quartz zone	29		9.7	-3.4	63	94	71	262	-1	73
169546	JI0305	585.75	586.20	0.45	92	banded texture, 10 cms. Quartz vein + 20 cms width quartz	104		2.4	-3.4	15	31	29	382	4	65
						amethyste, pyrite and strong disolution textures
169547	JI0305	586.20	587.35	1.15	70	strong broken zone at 586.45 a 25 cms void was reported by	18		6.8	-3.4	101	430	40	179	-1	69
						drillers an lost water
169548	JI0305	587.35	588.84	1.49	47	strong broken core zone, clay+Py+quartz pebbles	117		38.5	32.5	206	630	60	849	14	55

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169549	JI0305	608.38	608.88	0.50	100	40 cms. Width quartz vein, moderatly to strong piritized, vein	22		7.6	-3.4	28	85	46	44	-1	109
						is reopened and coarse calcite filled
169676	JI0305	646.40	647.06	0.66	94	Calcite filled fracture zone	29			1.8	15	34	32	252	-1	40
169677	JI0305	679.58	680.13	0.55	100	Calcite veinlet, 4 cms. Width	31			12.9	71	288	42	112	2	302
169550	JI0305	696.97	697.77	0.80	99	Strong altereid intrusive? Porphiritic texture, silicified, calcite-	-5		1.4	-3.4	39	67	13	68	-1	111
						quartz filled fractures, fine Py+chlorite
169551	JI0305	697.77	699.27	1.50	99	Strong altereid intrusive? Porphiritic texture, silicified, calcite-	-5		1	-3.4	15	76	16	-2	-1	89
						quartz filled fractures, fine Py+chlorite
169552	JI0305	699.27	700.77	1.50	98	Strong altereid intrusive? Porphiritic texture, silicified, calcite-	-5		1	-3.4	11	110	24	-2	-1	83
						quartz filled fractures, fine Py+chlorite
169553	JI0305	700.77	702.22	1.45	98	Strong altereid intrusive? Porphiritic texture, silicified, calcite-	-5		1	-3.4	27	92	35	32	-1	111
						quartz filled fractures, fine Py+chlorite
169554	JI0305	702.22	703.77	1.55	99	Strong altereid intrusive? Porphiritic texture, silicified, calcite-	14		1.7	-3.4	76	242	84	-2	-1	77
						quartz filled fractures, fine Py+chlorite
169555	JI0305	703.77	705.00	1.23	99	Strong altereid intrusive? Porphiritic texture, silicified, calcite-	-5		1.5	-3.4	16	73	32	11	-1	98
						quartz filled fractures, fine Py+chlorite
169556	JI0305	756.46	757.53	1.07	80	Quartz-calcite vein, 40° to core axis, Cpy-Py, acanthyte?	-5		3.1	-3.4	78	97	132	-2	-1	115
						757.12 lost circulation, calcite, amathist Traces
169564	JI0305	774.92	775.17	0.25	100	Quartz-calcite branched, strongly silicified, fine cubic pyrite	209		7.4	9.5	1076	1290	72	832	2	53
169557	JI0305	775.17	775.57	0.40	100	Calcite-quartz vein, 10° to core axis, fine pyrite 10% sphalerite	66		23.8	21.5	313	4200	46	749	-1	83
169565	JI0305	775.57	776.10	0.53	100	Fine calcite branch, silicified, Py	-5		5.5	-3.4	298	357	33	162	-1	35
169566	JI0305	776.10	777.84	1.74	100	Calcite-quartz branch, silicified, Py	76		4	-3.4	152	302	63	2370	10	205
169567	JI0305	777.84	778.44	0.60	100	Calcite-quartz branch, silicified, Py	21		6.1	-3.4	258	780	31	333	-1	107
169568	JI0305	778.44	779.20	0.76	100	Calcite-quartz branch, silicified, Py	13		3	-3.4	78	303	25	177	-1	75
169558	JI0305	779.20	779.37	0.17	100	Quartz vein, 60° to core axis, Py, sphalerite and <galena,	165		200	231.0	7900	52500	431	1370	10	85
						chalcopyrite traces
169569	JI0305	779.37	780.58	1.21	100	> Black shales white abundant calcite filled fractures, py	9		4	-3.4	46	229	24	160	-1	57
169570	JI0305	800.40	801.22	0.82	100	Calcite branch, strong silicified, two veinlets (1 cm width)	19		19.2	21.4	720	5200	57	399	2	78
						massive sulphides, 10° to core axis, Py, Sl, Gn
169571	JI0305	801.22	802.47	1.25	100	Calcite branch, increasing massive sulphides veinlets (2 cms.	20		36.9	30.2	3770	18600	149	1310	15	108
						Width) Py, Sl, Gn
169560	JI0305	802.47	803.12	0.65	100	Massive sulphides, quartz veinlets filled, 25° to core axis, Py,	29		94	74.9	21500	36500	397	2240	40	71
						Sl, Gn, Pyrrotite traces.
169562	JI0305	803.12	804.27	1.15	100	Massive sulphides, 20° to core axis, Py, Sl, Gn, Cpy traces, <	343		54	43.1	11400	28500	730	990	20	33
						pyrrotite
169563	JI0305	804.27	805.37	1.10	100	Massive sulphides, 20° to core axis, Py, Sl, Gn, Cpy traces, <	246		200	246.8	90500	107500	3540	1510	84	105
						pyrrotite
169572	JI0305	805.37	806.90	1.53	99	Calcite branch, silicified, Py	29		7.6	9.1	720	1480	57	144	-1	89
169573	JI0305	806.90	807.85	0.95	100	Calcite branch, silicified, Py and Sl traces	32		4.6	-3.4	760	1290	79	173	-1	51
169574	JI0305	809.11	810.95	1.84	99	Calcite branch few quartz veinlets (2 cms width) Py	40		3.9	-3.4	550	990	54	136	4	37
169575	JI0305	812.21	813.48	1.27	99	Calcite branched, Py and Galena traces	60		7.9	-3.4	1510	4500	83	154	-1	26
169576	JI0305	813.48	814.56	1.08	100	Calcite branched, Py, alternance of calcareous fine grained	12		4.6	-3.4	207	430	25	36	-1	58
						sandstone and black shales, silicified

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169577	JI0305	822.10	823.40	1.30	100	Calcite branch, few fine pyrite	13		5	-3.4	620	1360	45	84	1	41
169578	JI0305	826.36	827.46	1.10	100	Calcite branch, silicified, Py, Gn and Cpy.	104		43.1	51.0	3270	6000	407	139	14	52
169579	JI0305	837.39	838.69	1.30	98	Calcite branch, fine py	-5		2.4	-3.4	113	168	16	25	-1	68
169580	JI0305	840.72	841.12	0.40	98	Quartz-calcite branch, pyrrotite, Py and Cpy traces,	7		4.5	-3.4	122	223	45	74	-1	54
						increasing black shales silicified.
169581	JI0305	846.25	847.15	0.90	97	Calcite branch, fine pyrite	-5		1.3	-3.4	22	71	17	8	1	38
169582	JI0305	857.07	858.00	0.93	95	Calcite branch, py, increasing fine grained sandstone,	-5		3.1	-3.4	273	680	30	42	-1	36
						silicified
169583	JI0305	858.00	859.03	1.03	88	Calcite-quartz branch, massive sulphides Py, Sl, Gn and Cpy	1217		28.6	30.3	2450	21500	880	218	22	104
						Traces, chlorite and reddish color by Ox?
169584	JI0305	859.03	860.28	1.25	88	Calcite-quartz branch, massive sulphides Py, Sl, Gn and Cpy	606		11.6	18.8	429	1150	770	59	29	63
						Traces, chlorite and reddish color by Ox?
169585	JI0305	860.28	860.84	0.56	100	Quartz vein, 40° oriented to core axis, greenish fluorite color,	117		1.5	-3.4	61	111	97	41	-1	38
						Py.
169586	JI0305	860.84	862.09	1.25	100	Calcite branch, Py and Cpy traces.	17		13.3	17.1	3390	2390	530	21	8	75
169587	JI0305	862.09	862.74	0.65	100	Calcite branch, rock strongly silicified, Py	27		3.6	-3.4	103	139	30	21	4	63
169588	JI0305	862.74	863.65	0.91	100	Calcite branch, fine pyrite	23		8.4	10.5	630	790	59	83	10	54
169589	JI0305	863.65	864.26	0.61	100	Quartz-calcite branched, Py, Sl, Gn and pyrrotite	66		35.4	25.4	8200	20050	190	512	14	34
169590	JI0305	864.26	865.30	1.04	100	Calcite branch, fine pyrite	16		9.1	10.3	339	430	37	134	-1	47
169591	JI0305	865.30	865.71	0.41	100	Quartz-calcite branch, Py, Gn, Sl.	80		31.9	25.1	1240	3280	34	149	-1	25
169592	JI0305	865.71	866.84	1.13	100	Calcite branch, fine pyrite	-5		8.1	-3.4	550	1030	26	72	-1	57
169593	JI0305	866.84	868.14	1.30	100	Calcite branch, fine pyrite	-5		8.8	-3.4	510	1060	38	75	-1	81
169594	JI0305	868.14	868.60	0.46	100	Calcite branch, last 15 cm shift quartz vein 40° to core axis,	67		86	77.8	3420	3630	105	109	-1	76
						Gn and pyrrotite
169595	JI0305	887.42	887.84	0.42	100	Calcite-quartz branch, Py and Sl oxided.	-5		5.8	-3.4	1120	A	33	683	-1	81
169561	JI0305	BLANK	BLANK	BLANK	BLANK	BLANK SAMPLE
169559	JI0305	STANDARD	STANDARD	STANDARD	STANDARD	STANDARD
169678	JI0306	71.33	71.93	0.60	100	Strong silicified + strong FeOx on ignimbrite	-5			1.3	3	8	8	45	-1	284
169679	JI0306	73.48	74.98	1.50	98	Strong reddish color argillic ignimbrite	18			0.5	4	11	9	76	-1	49
169680	JI0306	123.75	124.75	1.00	56	Altered ignimbrite by FeOx quartz veinlets	8			0.5	4	8	5	-2	-1	670
169681	JI0306	144.08	145.08	1.00	80	Strong silicified + FeOx + quartz veinlets ignimbrite	11			0.4	2	4	4	-2	-1	830
169596	JI0306	609.48	610.20	0.72	100	Strong silicified and argilic altereid, black shales, 70° to core	13		2.6	-3.4	22	145	22	144	-1	135
						axis, abundant fine Py
169597	JI0306	620.04	620.60	0.56	100	Quartz vein, start 60°, 40° exit to core axis, only Py.	11		1.1	-3.4	14	143	39	122	-1	57
169598	JI0306	623.62	625.12	1.50	95	Strong silicified and argilic altereid, black shales	12		3.8	-3.4	58	370	62	267	9	104
169599	JI0306	625.12	626.09	0.97	93	Strong silicified and argilic altereid, black shales	17		5.6	-3.4	120	620	23	680	22	125
169600	JI0306	626.09	627.61	1.52	93	Quartz vein, 60° to core axis, breccia texture (black shales	-5		0.6	-3.4	6	26	12	23	-1	52
						fragments) fine pyrite, disolution caverns
169601	JI0306	627.61	629.11	1.50	95	Incipient jasperoid, silicified, quartz, chalcedony, replacement	21		4.0	-3.4	33	135	128	277	5	212
						black shales, gray color, fine Py
169602	JI0306	629.11	630.61	1.50	99	Incipient jasperoid, silicified, quartz, chalcedony, replacement	13		1.9	-3.4	16	116	152	129	-1	81
						black shales, gray color, fine Py
169603	JI0306	630.61	632.11	1.50	99	Incipient jasperoid, silicified, quartz, chalcedony, replacement	-5		2.0	-3.4	17	141	94	195	6	129
						black shales, gray color, fine Py
169604	JI0306	632.11	633.61	1.50	100	Incipient jasperoid, silicified, quartz, chalcedony, replacement	-5		1.7	-3.4	14	145	79	81	-1	57
						black shales, gray color, fine Py

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169605	JI0306	633.61	635.11	1.50	100	Incipient jasperoid, silicified, quartz, chalcedony, replacement	10		1.3	-3.4	19	139	108	107	1	90
						black shales, gray color, fine Py
169606	JI0306	635.11	636.66	1.55	93	Incipient jasperoid, silicified, quartz, chalcedony, replacement	-5		1.5	-3.4	24	191	66	92	-1	110
						black shales, gray color, fine Py
169607	JI0306	636.66	638.21	1.55	93	Jasperoid, gray-pinkish tones, 60° to core axis start shift and	-5		1.4	-3.4	22	68	137	52	-1	65
						30° exit, fine pyrite.
169608	JI0306	638.21	639.76	1.55	96	Jasperoid, gray-pinkish tones, 60° to core axis start shift and	-5		1.8	-3.4	8	29	349	204	10	95
						30° exit, fine pyrite.
169609	JI0306	639.76	641.31	1.55	97	Jasperoid, gray-pinkish tones, 60° to core axis start shift and	-5		0.8	-3.4	4	28	81	58	-1	88
						30° exit, fine pyrite.
169610	JI0306	641.31	642.86	1.55	90	Jasperoid, gray-pinkish tones, 60° to core axis start shift and	-5		0.4	-3.4	4	29	47	22	-1	57
						30° exit, fine pyrite.
169611	JI0306	644.80	645.75	0.95	98	Jasperoid gray- ligth brownish color, fine pyrite.	23		0.6	-3.4	14	32	51	70	-1	92
169682	JI0306	649.85	651.15	1.30	97	Quartz veinlets Py traces	9			1.9	12	142	63	185	4	144
169612	JI0306	651.20	652.52	1.32	100	Quartz veinlets (4) less < 5 cm. Width, fine pyrite.	-5		1.3	-3.4	15	109	78	158	5	78
169613	JI0306	654.30	654.60	0.30	100	Quartz veinlets (2) 2 cm. And 1 cm. Width 55° to core axis, py	-5		1.5	-3.4	10	59	22	635	-1	58
						traces, fluorite and amathist quartz traces.
169614	JI0306	660.30	660.60	0.30	100	Quartz branch, sedimentary breccia hosted, white clay and	-5		2.2	-3.4	13	116	44	352	13	105
						chlorite, pyrite traces.
169615	JI0306	660.60	661.00	0.40	98	Quartz veinlet, 8 cm. Width, 60° to core axis, fine pyrite.	11		2.6	-3.4	9	48	29	1330	77	1200
169616	JI0306	688.93	690.58	1.65	100	Calcite branch, abundant fine pyrite.	-5		0.6	-3.4	12	98	24	27	-1	139
169683	JI0306	698.47	699.77	1.30	84	Strong silicified black shales	20			4.0	37	259	174	107	-1	64
169617	JI0306	699.77	701.27	1.50	84	Strong silicified alternance of black shales and medium	6		2.3	-3.4	17	326	110	104	-1	115
						grained sandstones, many fractured quartz filled, Py
169618	JI0306	701.27	702.77	1.50	85	Strong silicified alternance of black shales and medium	-5		1.3	-3.4	28	249	118	87	-1	91
						grained sandstones, many fractured quartz filled, Py
169619	JI0306	702.77	704.27	1.50	63	Strong silicified sandstone, fine fractures(<2 mm width),	-5		3.4	-3.4	12	78	26	183	-1	44
						quartz filled, cubic pyrite
169620	JI0306	704.27	705.77	1.50	63	Strong silicified sandstone, fine fractures(<2 mm width),	-5		4.2	-3.4	22	119	33	85	3	203
						quartz filled, cubic pyrite
169621	JI0306	705.77	707.27	1.50	17	Very broken core, fault?, strong silicified rock fragments,	-5		8.9	9.5	470	1100	27	92	4	85
						medium grained sandstone, py
169622	JI0306	707.27	708.77	1.50	17	Very broken core, fault?, strong silicified rock fragments,	7		3.7	-3.4	32	105	28	332	17	243
						medium grained sandstone, py
169624	JI0306	708.77	710.27	1.50	3	fragments of black shales and medium grained sandstones.	-5		7.2	-3.4	96	309	39	731	23	290
169625	JI0306	710.27	711.77	1.50	3	fragments of black shales and medium grained sandstones.	42		21.9	23.7	130	336	68	208	18	134
169627	JI0306	711.77	712.30	0.53	100	Quartz vein, 40° to core axis, crustiform textute, Py, pirargirite	49		38.9	32.0	5600	1710	76	128	22	73
						and fine Cpy. Druses with quartz chrystalls.
169628	JI0306	712.30	713.60	1.30	100	Fine and abundant quartz branch, strong silicified black	59		18.3	22.2	90	50	44	139	8	75
						shales hosted, fine Py and Cpy traces.

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169629	JI0306	713.60	713.73	0.13	100	Two quartz veinlets ( 5 cm and 2 cm width), 10° to core axis,	1288		183.0	178.4	1390	780	106	270	20	57
						crustiform texture, fine py, Cpy traces.
169630	JI0306	713.73	714.52	0.79	100	Fine quartz branch, chalcedony and smoked quartz, fine py	384		151.0	139.9	530	2360	161	324	44	76
						and pirargirite? Traces. Black shales hosted
169631	JI0306	714.52	715.87	1.35	70	Strong silicified black shales with weakly argilic altereid	11		18.0	-3.4	370	1060	31	137	-1	77
						medium grained sandstone.
169632	JI0306	715.87	716.37	0.50	70	Strong silicified black shales with weakly argilic altereid	-5		9.3	-3.4	50	167	25	35	3	78
						medium grained sandstone.
169633	JI0306	716.37	717.50	1.13	75	Strong silicified black shales with weakly argilic altereid	7		11.1	13.4	39	122	26	84	5	48
						medium grained sandstone.
169626	JI0306	BLANK	BLANK	BLANK	BLANK	BLANK SAMPLE
169623	JI0306	STD	STD	STD	STD	STANDARD SAMPLE	STD		STD	STD	STD	STD	STD	STD	STD	STD
169634	JI0307	192.39	194.05	1.66	95	Strongly silicified rhyolitic ignimbrite abundantly on pyrite	55		1.4	-3.4	22	750	3	1170	72	3570
169684	JI0307	195.35	196.2	0.85	93	argilic and strong pyrite synter	24			3.5	17	530	17	252	24	70
169685	JI0307	217.59	217.89	0.3	100	quartz fragments on broken core fine pyrite and white clay	49			6.4	14	77	19	308	43	930
169686	JI0307	218.54	218.84	0.3	100	quartz veinlet 4 cms width, pyrite + white clay	55			2.6	12	107	16	120	15	530
169687	JI0307	219.79	219.99	0.2	100	quartz veinlets strong pyrite and polybasite sheets?	105			3.0	11	78	14	337	39	1130
169635	JI0307	222.39	222.79	0.4	100	strong argillic alteration on rhyol.ignimbrite	90		1.8	-3.4	19	108	8	248	19	580
169636	JI0307	223.49	224.19	0.7	100	quartz + pyrite filled fracture	32		1.6	-3.4	22	78	12	323	18	840
169637	JI0307	296.6	296.64	0.04	100	quartz veinlet fine pyrite + black color sulfides traces?	34		20.6	18.4	7	57	42	148	19	81
169638	JI0307	296.86	296.9	0.04	100	quartz veinlet fine pyrite + black color sulfides traces?	100		32.6	26.7	10	121	61	440	37	34
169639	JI0307	313.60	315.00	1.4	100	quartz veinlet alongside core axis, on volcanic congl.	107		19.9	21.5	14	192	52	2510	87	970
169640	JI0307	315.00	316.39	1.39	100	strong silicified rock with thin quartz veinlets.	116		13.0	14.7	12	98	28	2140	109	1280
169641	JI0307	316.39	317.09	0.7	100	strong silicified sandstone with quartz veinlet along side	74		9.6	10.9	13	83	25	576	36	540
169642	JI0307	317.09	317.28	0.19	100	3 cms width quartz veinlet bx texture.	58		8.3	6.4	14	44	24	450	22	410
169643	JI0307	317.28	318.72	1.44	100	fine to medium grained sandstone quartz veinlets sparsely on	37		8.2	5.9	11	68	23	211	14	346
						it
169644	JI0307	318.72	318.82	0.1	100	quartz veinlet pyrite + black color sulfides	31		11.5	12.7	13	84	34	189	17	328
169645	JI0307	318.82	319.39	0.57	100	strog silicified sandstone with pyrite	24		6.7	5.5	14	33	29	260	10	880
169646	JI0307	319.39	319.72	0.33	100	silicified black shales fine quartz veinlet(2 cms)	42		16.8	18.6	19	72	50	417	25	480
169647	JI0307	319.72	319.97	0.25	100	quartz branched	41		8.9	10.2	25	127	32	437	35	420
169648	JI0307	319.97	320.44	0.47	100	quartz veinlet fine pyrite	44		15.8	16.9	14	161	40	515	19	209
169649	JI0307	320.44	320.83	0.39	100	quartz veinlet fine pyrite, black sulfides and pyrargyrite traces?	560		200.0	593.4	30	151	106	216	74	58
169650	JI0307	320.83	321.29	0.46	100	argillic alteration on black shales fine pyrite	920		24.1	26.7	27	223	47	816	38	550
169651	JI0307	321.29	322.12	0.83	100	strong silicified black color shale with fine pyrite less a	67		9.5	8.8	20	179	28	260	13	211
						cm.quartz veinlet
169652	JI0307	322.12	322.33	0.33	100	quartz veinlet bx texture	85		12.1	13.6	16	136	40	571	67	420
169653	JI0307	322.33	323.03	0.7	100	strong silicified black shale fine quartz branched.	537		200.0	328.0	59	420	127	970	200	740
169654	JI0307	360.39	360.72	0.33	100	quartz vein crustiform text.py + acanthyte?	775		200.0	542.8	30	124	91	76	72	15
169655	JI0307	360.72	360.97	0.25	100	strong silicified black color shale fine py.	54		39.5	34.9	24	98	31	159	15	490
169656	JI0307	377.72	378.27	0.55	100	quartz branched alongside core.	122			118.0	31	178	41	70	15	62

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
169688	JI0307	428.05	428.25	0.2	100	1 cm width quartz veinlet with strong pyrite	19			2.7	8	17	21	1780	69	860
169657	JI0307	445.85	446.15	0.3	95	quartz vein, strong pyrite and white clay.	24			5.6	8	95	24	290	20	1410
169658	JI0307	462.28	462.9	0.62	100	parallel to core axis calcite veinlet oriented	40			8.8	12	57	24	24	-1	79
169659	JI0307	463.36	464.71	1.35	100	calcite veinlet 2 cms. Width alongside core axis	23			4.3	14	97	32	45	-1	27
169660	JI0307	471.52	472.22	0.7	100	calcite veinlet alongside core axis oriented 1 cm width	20			1.9	11	98	33	22	-1	26
169661	JI0307	513	514.1	1.1	100	weakly silicified, weakly pyrite and quartz branched black col	116			6.3	18	90	32	658	21	60
						shale
169662	JI0307	520.6	520.75	0.15	100	2 cms. Width quartz veinlet	19			5.3	23	68	29	774	28	75
169663	JI0307	592.98	593.14	0.16	99	quartz + fluorite 2 cms. Width veinlet	20			2.3	7	117	77	109	6	80
169664	JI0307	593.38	593.43	0.05	67	quartz + fluorite 2 cms. Width veinlet	53			6.7	7	151	50	274	14	223
169665	JI0307	601.88	602.03	0.15	100	quartz veinlet late calcite filling drussy text.	16			3.1	15	93	25	13	2	72
169666	JI0307	626.97	627.2	0.23	98	coarse crystalls of calcite on veinlet	-5			0.7	10	13	4	-2	-1	31
169667	JI0307	666.59	666.91	0.32	99	3 cms. Width calcite veinlet	9			0.9	9	14	9	-2	-1	37
169668	JI0307	690.68	691.03	0.35	100	quartz - calcite veinlet	14			1.6	6	27	7	57	-1	25
169669	JI0307	693.57	695.42	1.85	100	quartz vein, some drussy texture late calcite filled black color	21			6.4	4	8	17	-2	-1	21
						sulfides trs.
169670	JI0307	695.42	696.22	0.8	100	quartz branched, weakly pyrite	21			4.2	9	23	27	345	4	44
169671	JI0307	798.17	798.43	0.26	100	quartz veinlet	13			3.1	14	56	43	10	-1	34
31644	JI0408	28.46	29.77	1.31	68	Moderate silicified Rhyolitic, broken core by fractures, FeOx	-5		0.1		23	46	1	14	-1	201
						filled fractures
31645	JI0408	29.77	32.20	2.43	72	Strong argillic altereid, 1 cm horizonts FeOx Fault?	11		0.1		40	83	2	23	-1	550
31646	JI0408	32.20	33.30	1.10	90	Strong argillic altereid, few FeOx	10		0.1		18	107	1	10	-1	342
31647	JI0408	33.30	33.80	0.50	90	Strong argillic altereid, increasing FeOx	-5		0.2		57	164	7	69	-1	1150
31648	JI0408	33.80	35.05	1.25	94	Strong argillic altereid, decreasing FeOx	6		0.1		19	126	11	15	-1	890
31649	JI0408	35.05	36.15	1.10	97	Alternance of argillic altereid and FeOx in 30 degrees to core	-5		0.2		22	151	21	43	-1	1940
						axis
31650	JI0408	63.98	64.33	0.35	95	Argillic altereid, Breccia txt. Silicified rhyolitic hosted	9		0.1		27	253	3	113	11	840
31660	JI0408	75.43	76.03	0.60	97	Strong argillic altereid, cubic Py. Contact Rhyolitic-sandstone	8		0.1		25	164	10	8	-1	1430
31661	JI0408	76.03	76.70	0.67	97	moderate argillic altereid alternence with weak chlorite,	-5		0.2		37	261	12	6	-1	85
						conglomerate txt.
31662	JI0408	113.85	114.10	0.25	100	Calcite breccia, sandstone angular shape fragments, Py	10		0.2		18	51	14	11	-1	54
31663	JI0408	146.38	146.68	0.30	97	Calcite breccia txt.subangular shape fragments	-5		0.1		14	46	5	9	-1	81
31664	JI0408	222.10	222.20	0.10	100	Quartz veinlet, 2 cm width, 60 degrees to core axis, Py traces	8		0.1		11	43	10	28	-1	248
31665	JI0408	223.10	223.35	0.25	100	Breccia txt, quartz veinlets, chlorite	-5		0.1		13	63	13	19	-1	630
31666	JI0408	269.85	270.10	0.25	98	Breccia txt quartz weakly argillic altereid by fractures.	10		0.3		24	183	77	8	-1	348
31667	JI0408	311.07	311.67	0.60	99	Argillic altereid zone, quartz veinlets and black minerals?	9		0.2		14	54	98	12	-1	161
31617	JI0408	344.50	344.70	0.20	98	Calcite veinlet and breccia txt. 20 cm width 50 to core axis	22		11.8		21	126	67	663	40	303
						cream color filled voids Py traces
31618	JI0408	350.80	351.30	0.50	97	calcite veinlets zone, 50 cm width 60 to core axis, Py.	-5		0.2		6	59	69	-2	-1	59
31620	JI0408	363.65	364.24	0.59	98	Moderate argillic altereid, 15 % fine Py.	7		0.2		10	57	54	18	19	236

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
31619	JI0408	364.24	364.46	0.22	98	Moderate argillic altereid zone, fractures 50 to core axis	8		0.2		12	58	47	13	9	244
						abundant fine Py.
31621	JI0408	396.65	396.90	0.25	99	Silicified black shales calcite veinlets 60 to core axis. Py	-5		0.3		15	88	22	17	4	58
31622	JI0408	405.25	405.65	0.40	99	Fault zone with whitw calcite-quartz veinlets associated,	-5		0.2		7	31	13	21	1	61
						sandstone hosted
31623	JI0408	426.60	427.10	0.50	99	Fault zone, 70 to core axis, associated Py	12		0.2		13	60	25	31	2	76
31624	JI0408	432.82	434.22	1.40	35	Fault zone, abundant Py fine quartz veinlets broken core	21		0.6		15	120	65	494	10	68
31625	JI0408	434.22	435.65	1.43	77	Intense broken core, shale hosted whit fault zone Py	12		0.6		12	102	76	196	5	92
						associated
31626	JI0408	442.57	444.27	1.70	50	Fault zone and piritized block shale quartz veinlets	8		1		26	114	101	271	19	255
31627	JI0408	444.27	446.00	1.73	52	Broken core, fault zone? Fine Py	22		11.8		21	126	67	663	40	303
31628	JI0408	467.60	467.97	0.37	93	Argillic altereid with black shale fragments, weak silicified	26		0.3		13	43	40	40	3	30
31629	JI0408	467.97	468.33	0.36	93	Strong white clay alteration with fine veinlets and diss. Py,	10		0.5		16	20	137	142	6	84
						very fine black veinlets sulphides?
35269	JI0408	467.97	468.33	0.36	93	DUPLICATE SAMPLE	13		1.1		13	24	128	106	-1	53
31630	JI0408	468.33	468.98	0.65	93	Diabase dike? Strong argillic altereid scarce very fine quartz	-5		0.4		12	57	122	51	4	40
						py. Veinlets
31668	JI0408	515.90	516.25	0.35	96	Quartz veinlet, 60 to core axis Intrusive hosted, py.	15		0.2		11	47	95	3	-1	21
31669	JI0408	519.45	520.45	1.00	100	Calcite-quartz veinlets zone, weak silicified 50 to core axis,	-5		0.1		10	40	74	20	-1	26
						Py.
31631	JI0408	629.36	630.14	0.78	65	Fault zone, strong clays and moderate Py inside veinlets and	1347		13.1		67	234	113	7210	46	75
						diss.
35270	JI0408	629.36	630.14	0.78	65	DUPLICATE SAMPLE	1298		12.9		53	314	119	7770	27	86
31632	JI0408	644.69	645.36	0.67	97	Quartz -calcite veinlets and weak bx. Hosted in black shales	15		0.3		17	94	33	61	3	37
31633	JI0408	650.29	651.44	1.15	98	Py veinlets, strong chloritized basic intrusive	9		1.3		15	61	112	39	-1	27
31634	JI0408	651.44	652.65	1.21	97	Strong fine veinlets quartz -py, intrusive hosted	10		0.9		13	46	97	29	-1	34
31636	JI0408	651.70	652.28	0.58	97	Quartz veinlet + py hosted in bassic intrusive	-5		1.6		11	54	115	109	-1	30
31635	JI0408	652.65	652.85	0.20	97	Calcite + quartz vein scarce py	10		0.5		9	49	99	27	-1	36
31637	JI0408	653.36	653.53	0.17	97	Quartz vein hosted in bassic intrusive	219		2.3		29	65	68	3610	29	55
35271	JI0408	653.36	653.53	0.17	97	DUPLICATE SAMPLE	317		4.8		36	100	70	5060	18	19
31638	JI0408	653.53	653.81	0.28	99	Basic dike w/92 veinning py diss. And in vein	-5		1.6		8	67	131	91	-1	22
31639	JI0408	656.23	656.36	0.13	98	White quartz vein in shale hosted (2-3cm width) scarce py	-5		0.6		15	70	28	61	3	74
						associaded + - 70° R C
31640	JI0408	659.74	659.94	0.20	97	Quartz vein shale hosted (2 - 3 cm width)	19		0.5		16	44	10	1530	9	89
35273	JI0408	659.74	659.94	0.20	97	DUPLICATE SAMPLE	36		0.8		16	51	39	1290	3	50
35274	JI0408	663.23	663.40	0.17	99	1 cm width quartz vein sandstone hosted, scarce py	23		1.6		24	54	55	675	2	18
						associated
35275	JI0408	664.34	664.48	0.14	99	Fine quartz vein 0.7 cm scarce py	16		0.8		5	39	25	2030	-1	11
35276	JI0408	665.45	665.60	0.15	99	Quartz vein 1cm width 60° tca. Py. Aspy. Chalcopy?	197		0.9		12	51	56	1820	6	12
35277	JI0408	667.79	667.93	0.14	99	Argillized. Sil. Structure w/ fine py and black mineral?	15		0.5		10	54	24	23	-1	14
31671	JI0408	676.80	677.05	0.25	100	Quartz vein 2 cm width 60° TCA. Py. AsPy. Cp?	80		0.7		15	38	6	2370	17	33
35268	JI0408	BLANK	BLANK	BLANK	BLANK	BLANK SAMPLE
35272	JI0408	BLANK	BLANK	BLANK	BLANK	BLANK SAMPLE

Juanicipio Property	Drill Log Summaries and Assays for 2003-2004 Drill Programme	Appendix 4

SAMPLE	HOLE	FROM	TO	INT.	Core Rec.	DESCRIPTION	Au	Au	Ag	Ag	Pb	Zn	Cu	As	Sb	Hg
		(m)	(m)	(m)	(%)		(ppb)	(check)	(ppm)	(check)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppb)
35301	JI0409	74.23	74.53	0.30	100	Calcite and minor quartz breccia and scarce hematite, 70 to	11		0.7		18	48	59	147	15	600
						core axis
35302	JI0409	77.67	77.87	0.20	100	Calcite-qz breccia incipient Py diss.	14		0.1		9	101	53	18	2	83
35303	JI0409	83.40	83.87	0.37	100	Qz-calcite veinning zone in chloritized rock	11		0.1		10	40	70	9	2	247
35278	JI0409	564.32	564.50	0.18	98	DUPLICATE SAMPLE	13		1.0		12	73	34	17	-1	51
35304	JI0409	564.32	564.50	0.18	98	Quartz veinlet, 3 cm width, 70 to core axis, fine Py and black	19		0.1		9	76	32	26	3	38
						minerals, gw hosted
35305	JI0409	569.62	569.75	0.13	91	Quartz + pale green color fluorite, 50 to core axis, fine Py.	30		2.0		11	59	34	65	4	34
35306	JI0409	619.86	619.96	1.10	100	Calcite breccia, 3 cm width, 70 to core axis, fine Py	15		0.3		6	77	28	23	3	29
35307	JI0409	622.89	623.01	0.12	100	Quartz veinlet, 2 cm width, 70 to core axis, fine black mineral	25		4.7		22	59	41	54	5	39
						(acanthite?)
35308	JI0409	668.83	668.86	0.03	96	3 cm width calcite veinlet, 30 to core axis, fine Py	120		106.0		141	188	101	135	24	24
35309	JI0409	672.28	672.45	0.17	100	Strong silicified breccia, Py traces	16		1.9		17	176	92	98	4	37
35280	JI0409	672.45	672.70	0.25	100	DUPLICATE SAMPLE 35310	226		108.0		139	143	127	142	35	32
35310	JI0409	672.45	672.70	0.25	100	Quartz veinlet, 30 to core axis, fine Cpy and acanthite?	20		2.3		22	122	167	201	9	80
35311	JI0409	681.45	681.50	0.05	100	Quartz veinlet, 30 to core axis, abundant fine Py	11		1.2		21	56	108	126	7	30
35312	JI0409	681.62	681.65	0.03	100	Quartz breccia, 3 cm width, Py and black sulphides hosted	23		2.7		25	155	177	140	8	33
						strong silicified black shales
35313	JI0409	686.90	687.05	0.15	100	Quartz breccia, 50 and 30 to core axis, only fine Py	14		0.9		26	190	164	293	12	93
35314	JI0409	687.90	688.05	0.15	98	Quartz veinlet, 1 cm width 70 to core axis, only fine Py	18		1.3		25	190	157	168	9	28
35315	JI0409	688.90	689.07	0.17	96	Quartz veinlet 60 to core axis, abundant Py and fine black	10		1.8		16	70	46	26	3	32
						sulphides
35316	JI0409	691.38	691.50	0.12	98	Quartz veinlet, with abundant fine Py	8		0.9		13	167	62	34	4	42
35317	JI0409	707.25	707.45	0.20	100	Quartz veinlet, 3 cm. Width, 70 to core axis, fine Py	13		2.4		30	59	43	999	28	180
35318	JI0409	708.05	708.32	0.27	100	Quartz veinlet , 20 cm width, 70 to core axis, fine Py	99		10.3		25	100	53	1825	102	2310
35319	JI0409	716.85	717.05	0.20	95	Quartz breccia veinlet.	42		3.4		24	49	38	2795	91	97
35320	JI0409	717.05	717.34	0.29	95	Quartz vein 50 to core axis, liston texture, abundant fine Py	49		3.5		22	95	56	1498	48	67
						and strong argillic altereid midle shift
35321	JI0409	718.17	718.44	0.27	98	Quartz veinlets (3), 70 to core axis, scarce fine black	-5		0.4		14	79	26	87	1	27
						minerals
35322	JI0409	718.44	718.70	0.26	100	Quartz veinlet, strongly silicified, cubic Py	18		1.5		28	63	40	59	3	34
35323	JI0409	721.05	721.35	0.30	98	Quartz veinlet, 70 to core axis, fine Py	64		2.2		19	96	44	508	3	31
35324	JI0409	723.30	723.33	0.03	100	Quartz veinlet, 1.5 cm width, fine Py and CPy traces	8		0.1		25	20	145	11	4	670
35325	JI0409	724.95	725.22	0.27	100	Quartz veinlet, 70 to core axis, fine Py	-5		0.1		22	15	124	-2	3	620
35279	JI0409	BLANK	BLANK	BLANK	BLANK	BLANK SAMPLE

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 4

| | | | |
|---|---|---|---|
| DATE: | Wednesday, July 16, 2003 | JOB NO: | 103-13-11 |
| CLIENT: | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | INVOICE NO: | 33010400 |

CLIENT ORDER NO:

REPORT ON: 85 Dcores

SUBMITTED BY: Peter Megaw

DATE RECIEVED: Monday, June 09, 2003

ANALYSES: Pathfinder 7, Gold

ANALYTICAL METHODS: AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

REMARKS:

CC: RMG File

E-MAILED TO:

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz./ton=34.286 ppm — 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** **Standards - Information - Training - Inspection - Testing - Assessment - Certification**

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-13-11
Page 2 of 4

| Sample Designation | Gold FA/AA ppb | Gold FA/GRAV ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169001 | -2 | | 0.2 | -2 | 4 | 223 | 3 | -1 | 7 |
| 169002 | 16 | | -0.1 | -2 | 36 | 573 | 12 | -1 | 115 |
| 169003 | 25 | | 0.2 | 6 | 46 | 1720 | 11 | -1 | 120 |
| 169004 | 3 | | 0.1 | 15 | 52 | 845 | 10 | -1 | 146 |
| 169005 | 10 | | 0.1 | 18 | 49 | 870 | 12 | -1 | 121 |
| 169006 | 8 | | 0.2 | 11 | 43 | 3150 | 11 | 2 | 96 |
| 169007 | 35 | | 0.2 | 23 | 53 | 168 | 14 | 7 | 127 |
| 169008 | -2 | | 0.2 | 33 | 44 | 1340 | 16 | 3 | 111 |
| 169009 | 5 | | 0.2 | 25 | 56 | 173 | 10 | -1 | 160 |
| 169010 | 5 | | -0.1 | -2 | 174 | 96 | 5 | 6 | 83 |
| 169011 | 2 | | -0.1 | 16 | 107 | 80 | 8 | 32 | 64 |
| 169012 | 3 | | -0.1 | 13 | 87 | 96 | 4 | 29 | 69 |
| 169013 | 8 | | -0.1 | 44 | 40 | 61 | 8 | 6 | 49 |
| 169014 | -2 | | -0.1 | 15 | 101 | 62 | 5 | -1 | 73 |
| 169015 | 34 | | -0.1 | 31 | 86 | 79 | 5 | -1 | 66 |
| 169016 | 4 | | -0.1 | 35 | 126 | 91 | 5 | 33 | 74 |
| 169017 | 27 | | -0.1 | 27 | 123 | 78 | 5 | 7 | 78 |
| 169018 | 10 | | -0.1 | 20 | 185 | 122 | 9 | 2 | 107 |
| 169019 | 10 | | -0.1 | 40 | 171 | 125 | 9 | -1 | 92 |
| 169020 | 15 | | 0.1 | 45 | 81 | 96 | 9 | -1 | 86 |
| 169021 | 17 | | -0.1 | 9 | 104 | 40 | 4 | -1 | 57 |
| 169022 | 14 | | -0.1 | 8 | 106 | 55 | 4 | -1 | 62 |
| 169023 | 16 | | -0.1 | 4 | 113 | 49 | 5 | -1 | 60 |
| 169024 | 7 | | -0.1 | 17 | 102 | 29 | 6 | -1 | 78 |
| 169025 | 11 | | 0.3 | 37 | 103 | 34 | 6 | -1 | 59 |
| 169026 | 5 | | -0.1 | -2 | 89 | 41 | 5 | -1 | 54 |
| 169027 | 10 | | -0.1 | 14 | 94 | 72 | 7 | -1 | 80 |
| 169028 | 14 | | -0.1 | 8 | 72 | 51 | 7 | -1 | 44 |
| 169029 | 22 | | -0.1 | -2 | 105 | 49 | 7 | -1 | 61 |

Thursday, July 17, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-13-11
Page 3 of 4

| Sample Designation | Gold FA/AA ppb | Gold FA/GRAV ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169030 | 11 | | -0.1 | 8 | 101 | 73 | 12 | -1 | 79 |
| 169031 | 13 | | 0.5 | 52 | 84 | 75 | 6 | -1 | 74 |
| 169032 | 20 | | 0.1 | 6 | 98 | 52 | 7 | -1 | 68 |
| 169033 | 6 | | 0.3 | 17 | 105 | 30 | 7 | -1 | 57 |
| 169034 | 43 | | 3.7 | 117 | 64 | 38 | 11 | 3 | 108 |
| 169035 | 6 | | -0.1 | 4 | 78 | 24 | 7 | -1 | 62 |
| 169036 | 5 | | 0.5 | 44 | 111 | 21 | 7 | -1 | 72 |
| 169037 | 4 | | 0.2 | 52 | 96 | 11 | 7 | -1 | 56 |
| 169038 | 4 | | 0.1 | 17 | 112 | 12 | 29 | -1 | 71 |
| 169039 | 14 | | 2.4 | 318 | 106 | 31 | 9 | 3 | 69 |
| 169040 | 12 | | 1.1 | 191 | 57 | 22 | 11 | -1 | 51 |
| 169041 | 27 | | 1.2 | 92 | 46 | 19 | 12 | -1 | 46 |
| 169042 | 67 | | 1.5 | 102 | 49 | 18 | 15 | -1 | 53 |
| 169043 | 19 | | 1.2 | 120 | 10 | 24 | 24 | -1 | 95 |
| 169044 | 4 | | 3.8 | 92 | 20 | 33 | 18 | -1 | 54 |
| 169045 | -2 | | 1.8 | 52 | 33 | 24 | 16 | 5 | 66 |
| 169046 | 12 | | 4.0 | 49 | 63 | 25 | 21 | 2 | 98 |
| 169047 | 219 | | 38.0 | 166 | 84 | 33 | 36 | 6 | 49 |
| 169048 | 10274 | 11438 | +200.0 | 334 | 157 | 14 | 690 | 62 | 2090 |
| 169049 | 44 | | 20.1 | 55 | 35 | 20 | 19 | 6 | 68 |
| 169050 | 55 | | 16.0 | 85 | 51 | 14 | 16 | 3 | 147 |
| 169051 | 67 | | 6.2 | 1170 | 45 | 179 | 18 | 59 | 202 |
| 169052 | 28 | | 4.0 | 172 | 49 | 22 | 16 | 7 | 298 |
| 169053 | 30 | | 4.9 | 334 | 51 | 68 | 15 | 12 | 133 |
| 169054 | 28 | | 3.5 | 91 | 59 | 14 | 17 | 5 | 178 |
| 169055 | 28 | | 2.8 | 415 | 56 | 20 | 14 | 15 | 102 |
| 169056 | 22 | | 4.2 | 226 | 73 | 24 | 22 | 7 | 120 |
| 169057 | 6 | | 2.8 | 104 | 54 | 21 | 21 | 4 | 133 |
| 169058 | 2 | | 1.7 | 134 | 48 | 22 | 13 | 5 | 134 |

Thursday, July 17, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-13-11
Page 4 of 4

| Sample Designation | Gold FA/AA ppb | Gold FA/GRAV ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169059 | 9 | | 1.7 | 310 | 54 | 37 | 12 | 14 | 115 |
| 169060 | 14 | | 2.8 | 128 | 106 | 19 | 25 | 3 | 170 |
| 169061 | M | | M | M | M | M | M | M | M |
| 169062 | 6 | | 0.1 | 28 | 17 | 39 | 15 | 2 | 87 |
| 169063 | 5 | | -0.1 | 20 | 18 | 37 | 10 | 3 | 87 |
| 169064 | 8 | | -0.1 | 20 | 13 | 19 | 9 | -1 | 123 |
| 169065 | 4 | | 0.1 | 33 | 14 | 43 | 12 | -1 | 95 |
| 169066 | 2 | | 0.2 | 30 | 27 | 90 | 13 | 5 | 77 |
| 169067 | 157 | | 0.1 | 36 | 59 | 87 | 14 | 6 | 82 |
| 169068 | 9 | | 0.1 | 46 | 91 | 212 | 14 | 12 | 87 |
| 169069 | 4 | | 0.1 | 117 | 92 | 82 | 10 | 11 | 76 |
| 169070 | 4 | | -0.1 | 38 | 110 | 62 | 7 | 3 | 105 |
| 169071 | 9 | | -0.1 | 15 | 105 | 31 | 6 | -1 | 74 |
| 169072 | 1599 | | -0.1 | 14 | 62 | 16 | 7 | -1 | 68 |
| 169073 | 7 | | -0.1 | 11 | 37 | 17 | 7 | -1 | 64 |
| 169074 | 5 | | -0.1 | -2 | 110 | 64 | 7 | -1 | 44 |
| 169075 | 2 | | -0.1 | 20 | 140 | 53 | 8 | 7 | 58 |
| 169076 | -2 | | -0.1 | 12 | 62 | 65 | 6 | 6 | 56 |
| 169077 | 5 | | -0.1 | 15 | 75 | 117 | 5 | 7 | 65 |
| 169078 | 2 | | -0.1 | 91 | 620 | 116 | 9 | 92 | 62 |
| 169079 | 9 | | 0.8 | 112 | 94 | 96 | 13 | 17 | 108 |
| 169080 | 15 | | 7.3 | 118 | 120 | 343 | 17 | 29 | 132 |
| 169081 | 7 | | 1.0 | 31 | 35 | 47 | 10 | 14 | 47 |
| 169082 | -2 | | -0.1 | 36 | 107 | 126 | 7 | 15 | 58 |
| 169083 | -2 | | -0.1 | 19 | 116 | 40 | 8 | 21 | 72 |
| 169084 | 9 | | -0.1 | 27 | 22 | 35 | 13 | 3 | 48 |
| 169085 | 4 | | -0.1 | 10 | 12 | -10 | 4 | -1 | 21 |

Thursday, July 17, 2003

By [signature]
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
*Precious Metals*
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

DATE: Monday, July 28, 2003

JOB NO: 103-14-46

CLIENT: Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

INVOICE NO: 330010462

CLIENT ORDER NO:

REPORT ON: 1 Dcore

SUBMITTED BY: Peter Megaw

DATE RECIEVED: Tuesday, July 01, 2003

ANALYSES: Pathfinder 7, Gold

ANALYTICAL METHODS: AA/AQR, Cold Vapor/AQR, Fire Assay/AA

REMARKS:

CC: RMG File

E-MAILED TO:

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz /ton=34.286 ppm — 1 ppm=0.0292 Troy oz/ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-46
Page 2 of 2

| Sample Designation | Gold FA/AA ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|
| 169061 | 8 | 0.2 | 25 | 18 | 50 | 8 | -1 | 10 |

Wednesday, July 30, 2003

By Douglas Hensen
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

**DATE:** Monday, July 28, 2003

**JOB NO:** 103-14-65

**CLIENT:** Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

**INVOICE NO:** 330010463

**CLIENT ORDER NO:**

**REPORT ON:** 15 Dcores

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Friday, July 04, 2003

**ANALYSES:** Pathfinder 7, Gold, Silver

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

***REMARKS:***

**CC:** RMG File

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz /ton=34.286 ppm — 1 ppm=0.0292 Troy oz /ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-14-65
Page 2 of 2

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169086 | 12 | -3.4 | 1.0 | 27 | 34 | 59 | 13 | -1 | 26 |
| 169087 | 24 | -3.4 | 0.8 | 113 | 61 | 59 | 19 | 3 | 115 |
| 169088 | 19 | -3.4 | 2.4 | 2030 | 33 | 194 | 14 | 83 | 84 |
| 169089 | 74 | 44.6 | 40.1 | 180 | 45 | 68 | 35 | 3 | 43 |
| 169090 | 30 | -3.4 | 1.8 | 1280 | 17 | 110 | 8 | 41 | 139 |
| 169091 | 13 | -3.4 | 1.1 | 44 | 37 | 39 | 7 | 1 | 20 |
| 169092 | 10 | -3.4 | 0.8 | 29 | 31 | 41 | 8 | 3 | 14 |
| 169093 | 13 | -3.4 | 1.4 | 45 | 18 | 23 | 11 | 4 | 231 |
| 169094 | 30 | 12.6 | 11.9 | 146 | 62 | 54 | 51 | 7 | 510 |
| 169095 | 94 | 30.8 | 29.9 | 1680 | 107 | 103 | 294 | 16 | 236 |
| 169096 | 284 | -3.4 | 8.6 | +10000 | 73 | 153 | 19 | 269 | 103 |
| 169097 | 26 | -3.4 | 1.3 | 171 | 44 | 29 | 16 | 4 | 71 |
| 169098 | 37 | 9.2 | 8.4 | 175 | 34 | 106 | 43 | 7 | 364 |
| 169099 | 13 | -3.4 | 0.7 | 12 | 8 | 49 | 9 | -1 | 94 |
| 169100 | 9 | -3.4 | 0.5 | 14 | 8 | 67 | 7 | -1 | 78 |

Wednesday, July 30, 2003

By

Douglas Kensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 9

**DATE:** Monday, July 28, 2003 **JOB NO:** 103-14-66

**CLIENT:** Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

**INVOICE NO:** 330010464

**CLIENT ORDER NO:**

**REPORT ON:** 99 Doores

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Friday, July 04, 2003

**ANALYSES:** Pathfinder 7, Gold, Silver, Zinc Assay, Lead Assay

**ANALYTICAL METHODS:** AA/AQR, Assay, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

**REMARKS:**

**CC:** RMG File

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected 1 ppm=0.0001%
Troy oz /ton=34.286 ppm 1 ppm=0.0292 Troy oz /ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-66
Page 2 of 9

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169201 | 12 | -3.4 | 2.7 | 38 | 43 | 47 | 36 | | -1 |
| 169202 | 4 | -3.4 | 2.2 | 39 | 41 | 46 | 25 | | 2 |
| 169203 | 8 | -3.4 | 2.6 | 47 | 37 | 50 | 21 | | 8 |
| 169204 | 10 | -3.4 | 1.0 | 78 | 12 | 25 | 10 | | -1 |
| 169205 | -2 | -3.4 | 1.1 | 45 | 16 | 20 | 19 | | 2 |
| 169206 | -2 | -3.4 | 1.2 | 23 | 15 | 16 | 12 | | -1 |
| 169207 | 5 | -3.4 | 1.9 | 273 | 30 | 28 | 33 | | 2 |
| 169208 | 34 | 10.5 | 11.1 | 4520 | 102 | 23 | 347 | | 7 |
| 169209 | 14 | -3.4 | 3.6 | 2320 | 60 | 16 | 54 | | -1 |
| 169210 | 63 | -3.4 | 0.9 | 30 | 21 | -10 | 6 | | -1 |
| 169211 | 3 | -3.4 | 0.6 | 4 | 20 | -10 | 3 | | -1 |
| 169212 | -2 | -3.4 | 0.3 | -2 | 12 | -10 | 2 | | -1 |
| 169213 | -2 | -3.4 | 0.5 | -2 | 23 | -10 | 3 | | -1 |
| 169214 | -2 | -3.4 | 0.5 | 3 | 25 | -10 | 5 | | -1 |
| 169215 | -2 | -3.4 | 1.3 | 9 | 39 | -10 | 6 | | -1 |
| 169216 | -2 | -3.4 | 1.6 | 6 | 30 | -10 | 4 | | -1 |
| 169217 | -2 | -3.4 | 1.9 | 21 | 40 | -10 | 116 | | -1 |
| 169218 | 8 | -3.4 | 2.0 | 71 | 26 | -10 | 74 | | -1 |
| 169219 | 7 | -3.4 | 2.2 | 32 | 34 | 31 | 46 | | -1 |
| 169220 | 9 | -3.4 | 2.8 | 36 | 35 | 26 | 21 | | -1 |
| 169221 | 6 | -3.4 | 2.1 | 39 | 37 | 37 | 20 | | -1 |
| 169222 | 15 | -3.4 | 6.0 | 75 | 56 | 41 | 33 | | -1 |
| 169223 | 28 | 40.3 | 38.4 | 23 | 170 | 45 | 44 | | -1 |
| 169224 | -2 | -3.4 | 3.5 | 52 | 47 | 43 | 29 | | -1 |
| 169225 | 13 | -3.4 | 8.7 | 52 | 108 | 31 | 30 | | -1 |
| 169226 | 5 | -3.4 | 2.2 | 83 | 43 | 27 | 8 | | -1 |
| 169227 | 10 | -3.4 | 4.8 | 506 | 107 | 53 | 267 | | -1 |
| 169228 | -2 | -3.4 | 0.2 | 64 | 7 | 29 | 14 | | -1 |
| 169228A | -2 | -3.4 | 0.4 | 20 | 6 | 24 | 17 | | -1 |

Wednesday, August 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-66
Page 3 of 9

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY ppm |
|---|---|---|
| 169201 | 288 | |
| 169202 | 132 | |
| 169203 | 312 | |
| 169204 | 99 | |
| 169205 | 99 | |
| 169206 | 74 | |
| 169207 | 195 | |
| 169208 | 1140 | |
| 169209 | 275 | |
| 169210 | 126 | |
| 169211 | 115 | |
| 169212 | 58 | |
| 169213 | 97 | |
| 169214 | 116 | |
| 169215 | 106 | |
| 169216 | 118 | |
| 169217 | 217 | |
| 169218 | 362 | |
| 169219 | 131 | |
| 169220 | 120 | |
| 169221 | 153 | |
| 169222 | 134 | |
| 169223 | 112 | |
| 169224 | 157 | |
| 169225 | 116 | |
| 169226 | 96 | |
| 169227 | 343 | |
| 169228 | 21 | |
| 169228A | 82 | |

Wednesday, August 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-14-66
Page 4 of 9

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169229 | -2 | -3.4 | 0.6 | 16 | 5 | 31 | 43 | | -1 |
| 169230 | -2 | -3.4 | 0.5 | 9 | 3 | 26 | 19 | | -1 |
| 169231 | -2 | -3.4 | 0.5 | 11 | 3 | 32 | 34 | | -1 |
| 169232 | -2 | -3.4 | 1.4 | -2 | 14 | 42 | 31 | | -1 |
| 169233 | -2 | -3.4 | 1.6 | 18 | 8 | 17 | 39 | | -1 |
| 169234 | -2 | -3.4 | 0.9 | 19 | 8 | 26 | 29 | | -1 |
| 169235 | 2 | -3.4 | 1.1 | 16 | 10 | 34 | 131 | | -1 |
| 169236 | 6 | -3.4 | 0.9 | 39 | 12 | 51 | 64 | | -1 |
| 169237 | 17 | -3.4 | 2.1 | 603 | 11 | 40 | 18 | | 15 |
| 169238 | 5 | -3.4 | 1.5 | 66 | 20 | 47 | 63 | | -1 |
| 169239 | 14 | -3.4 | 1.8 | 701 | 31 | 38 | 24 | | -1 |
| 169240 | 25 | 7.1 | 6.3 | 1130 | 96 | 63 | 106 | | 12 |
| 169241 | 116 | 52.8 | 51.0 | +10000 | 364 | 53 | 8200 | | 252 |
| 169242 | 26 | -3.4 | 4.0 | 274 | 143 | 79 | 60 | | 13 |
| 169243 | 15 | -3.4 | 3.5 | 151 | 178 | 57 | 30 | | 1 |
| 169244 | 21 | 4.9 | 6.7 | 683 | 173 | 55 | 75 | | 4 |
| 169245 | 78 | -3.4 | 0.2 | 77 | 297 | 45 | 118 | | 4 |
| 169246 | 23 | 10.4 | 9.2 | 245 | 172 | 49 | 205 | | 2 |
| 169247 | 15 | -3.4 | 5.1 | 208 | 141 | -10 | 59 | | -1 |
| 169248 | 10 | -3.4 | 4.5 | 186 | 160 | 30 | 27 | | -1 |
| 169249 | 14 | -3.4 | 2.8 | 76 | 120 | 30 | 23 | | -1 |
| 169250 | 48 | 7.1 | 6.1 | +10000 | 72 | 24 | 134 | | 114 |
| 169251 | 15 | -3.4 | 3.2 | 213 | 148 | 26 | 35 | | 2 |
| 169252 | 19 | -3.4 | 2.0 | 59 | 127 | 21 | 33 | | -1 |
| 169253 | 14 | -3.4 | 2.6 | 75 | 116 | 34 | 36 | | -1 |
| 169254 | 112 | 8.6 | 7.9 | +10000 | 73 | 41 | 2150 | | 90 |
| 169255 | 16 | -3.4 | 4.1 | 275 | 129 | 33 | 69 | | 3 |
| 169256 | 12 | -3.4 | 4.7 | 67 | 108 | 47 | 68 | | 2 |
| 169257 | 17 | 8.2 | 9.0 | 110 | 40 | 94 | 49 | | 2 |

Wednesday, August 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-66
Page 5 of 9

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY ppm |
|---|---|---|
| 169229 | 202 | |
| 169230 | 61 | |
| 169231 | 68 | |
| 169232 | 164 | |
| 169233 | 135 | |
| 169234 | 120 | |
| 169235 | 344 | |
| 169236 | 287 | |
| 169237 | 60 | |
| 169238 | 95 | |
| 169239 | 80 | |
| 169240 | 580 | |
| 169241 | 7800 | |
| 169242 | 430 | |
| 169243 | 252 | |
| 169244 | 376 | |
| 169245 | 570 | |
| 169246 | 540 | |
| 169247 | 427 | |
| 169248 | 253 | |
| 169249 | 186 | |
| 169250 | 5600 | |
| 169251 | 233 | |
| 169252 | 202 | |
| 169253 | 242 | |
| 169254 | 6300 | |
| 169255 | 388 | |
| 169256 | 279 | |
| 169257 | 318 | |

Wednesday, August 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-66
Page 6 of 9

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169258 | 10 | -3.4 | 4.3 | 120 | 71 | 85 | 39 | | -1 |
| 169259 | 8 | -3.4 | 2.8 | 58 | 83 | 97 | 30 | | 3 |
| 169260 | 10 | -3.4 | 2.6 | 43 | 78 | 99 | 21 | | 2 |
| 169261 | 30 | -3.4 | 7.5 | 2580 | 113 | 49 | 430 | | 23 |
| 169262 | 8 | 6.1 | 2.3 | 132 | 82 | 50 | 41 | | -1 |
| 169263 | 4 | -3.4 | 1.6 | 53 | 55 | 41 | 44 | | -1 |
| 169264 | 12 | 54.3 | 2.8 | 138 | 81 | 15 | 76 | | -1 |
| 169265 | 53 | -3.4 | 51.0 | +10000 | 140 | 59 | 7800 | | 163 |
| 169266 | 8 | -3.4 | 3.8 | 823 | 76 | 17 | 380 | | 8 |
| 169267 | 32 | -3.4 | 3.7 | 1570 | 56 | 23 | 243 | | 8 |
| 169268 | 256 | -3.4 | 8.1 | +10000 | 38 | 18 | 38 | | 49 |
| 169269 | 16 | -3.4 | 2.5 | 241 | 58 | 28 | 34 | | -1 |
| 169270 | 235 | -3.4 | 9.5 | +10000 | 72 | 24 | 1220 | | 149 |
| 169271 | 23 | -3.4 | 5.7 | 294 | 44 | 75 | 127 | | 3 |
| 169272 | 6 | -3.4 | 2.3 | 63 | 56 | 54 | 7 | | -1 |
| 169273 | 4 | -3.4 | 1.2 | 39 | 69 | 76 | 18 | | -1 |
| 169274 | 5 | -3.4 | 2.3 | 67 | 69 | 57 | 22 | | 2 |
| 169275 | 35 | -3.4 | 10.8 | +10000 | 63 | 32 | 2470 | | 259 |
| 169276 | 5 | -3.4 | 1.6 | 108 | 49 | 72 | 42 | | 3 |
| 169277 | -2 | -3.4 | 1.6 | 72 | 24 | 34 | 25 | | 2 |
| 169278 | -2 | -3.4 | 2.0 | 65 | 75 | 55 | 23 | | 3 |
| 169279 | 4 | -3.4 | 4.8 | 77 | 62 | 75 | 38 | | 4 |
| 169280 | 6 | -3.4 | 3.4 | 248 | 35 | 67 | 30 | | 6 |
| 169281 | 2400 | 70.3 | 66.0 | +10000 | 247 | 57 | +10000 | 11900 | 1320 |
| 169282 | 21 | -3.4 | 4.6 | 491 | 41 | 52 | 97 | | 4 |
| 169283 | 88 | 66.8 | 73.0 | +10000 | 122 | 51 | +10000 | 16100 | 350 |
| 169284 | 30 | 4.5 | 7.4 | 2740 | 43 | 45 | 600 | | 25 |
| 169285 | 232 | 16.8 | 19.1 | +10000 | 59 | 32 | 4160 | | 161 |
| 169286 | 588 | 32.6 | 35.0 | +10000 | 103 | 90 | 5900 | | 2180 |

Wednesday, August 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-66
Page 7 of 9

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY ppm |
|---|---|---|
| 169258 | 222 | |
| 169259 | 142 | |
| 169260 | 142 | |
| 169261 | 7700 | |
| 169262 | 392 | |
| 169263 | 217 | |
| 169264 | 287 | |
| 169265 | +10000 | 32500 |
| 169266 | 530 | |
| 169267 | 400 | |
| 169268 | 86 | |
| 169269 | 157 | |
| 169270 | 5300 | |
| 169271 | 355 | |
| 169272 | 323 | |
| 169273 | 162 | |
| 169274 | 157 | |
| 169275 | 8500 | |
| 169276 | 243 | |
| 169277 | 490 | |
| 169278 | 182 | |
| 169279 | 227 | |
| 169280 | 240 | |
| 169281 | +10000 | 67500 |
| 169282 | 365 | |
| 169283 | +10000 | 66000 |
| 169284 | 3070 | |
| 169285 | +10000 | 13900 |
| 169286 | +10000 | 120500 |

Wednesday, August 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-66
Page 8 of 9

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169287 | 8 | -3.4 | 0.4 | 357 | 6 | 30 | 60 | | 8 |
| 169288 | 7 | -3.4 | 2.6 | 1100 | 31 | 36 | 177 | | 9 |
| 169289 | 10 | -3.4 | 1.3 | 108 | 36 | 40 | 16 | | 2 |
| 169290 | 7 | -3.4 | 2.1 | 52 | 31 | 34 | 9 | | 3 |
| 169291 | 280 | 24.8 | 23.1 | +10000 | 178 | 44 | 4070 | | 420 |
| 169292 | 36 | -3.4 | 5.9 | +10000 | 42 | 39 | 234 | | 18 |
| 169293 | 18 | -3.4 | 4.0 | 263 | 29 | 46 | 54 | | 6 |
| 169294 | 169 | 13.6 | 12.3 | 2600 | 64 | 54 | 930 | | 320 |
| 169295 | 13 | -3.4 | 3.7 | 466 | 33 | 37 | 166 | | 4 |
| 169296 | 7 | -3.4 | 1.7 | 121 | 30 | 32 | 26 | | 2 |
| 169297 | 6 | -3.4 | 0.9 | 130 | 24 | 30 | 16 | | 1 |
| 169298 | 4 | -3.4 | 0.5 | 36 | 29 | 38 | 10 | | 3 |

Wednesday, August 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-66
Page 9 of 9

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY ppm |
|---|---|---|
| 169287 | 440 | |
| 169288 | 620 | |
| 169289 | 131 | |
| 169290 | 130 | |
| 169291 | +10000 | 10600 |
| 169292 | 730 | |
| 169293 | 234 | |
| 169294 | 3440 | |
| 169295 | 470 | |
| 169296 | 157 | |
| 169297 | 159 | |
| 169298 | 138 | |

Wednesday, August 13, 2003

By [signature]
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

| | | | |
|---|---|---|---|
| **DATE:** | Tuesday, July 29, 2003 | **JOB NO:** | 103-15-07 |
| **CLIENT:** | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | **INVOICE NO:** | 330010508 |

**CLIENT ORDER NO:** 169406-169408

**REPORT ON:** 3 Core

**SUBMITTED BY:** Peter Megaw

**PROJECT:** Juanicipio

**DATE RECIEVED:** Monday, July 14, 2003

**ANALYSES:** Pathfinder 7, Gold, Silver

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

**REMARKS:**

**CC:** RMG File

E-MAILED TO:

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected 1 ppm=0.0001%
Troy oz /ton=34 286 ppm 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-15-07
Page 2 of 2

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169406 | 5 | -3.4 | 1.0 | 19 | 26 | 224 | 16 | 6 | 41 |
| 169407 | 3 | -3.4 | 1.3 | 6 | 32 | 172 | 9 | 3 | 56 |
| 169408 | 4 | -3.4 | 0.1 | 31 | 28 | 132 | 10 | 3 | 62 |

Tuesday, September 23, 2003

By Douglas Hensen, Operations Manager

BSi INSPECTORATE
Precious Metals
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

DATE: Tuesday, July 29, 2003

JOB NO: 103-14-72

CLIENT: Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

INVOICE NO: 330010501

CLIENT ORDER NO: 169299-169405

REPORT ON: 7 Core

SUBMITTED BY: Peter Megaw

PROJECT: Juanicipio

DATE RECIEVED: Wednesday, July 09, 2003

ANALYSES: Pathfinder 7, Gold, Silver

ANALYTICAL METHODS: AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

REMARKS:

CC: RMG File

E-MAILED TO:

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.
ND=None Detected 1 ppm=0.0001%
Troy oz /ton=34.286 ppm 1 ppm=0.0292 Troy oz /ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-14-72
Page 2 of 2

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169299 | 7 | -3.4 | 2.6 | 40 | 31 | 270 | 14 | 3 | 46 |
| 169300 | 6 | -3.4 | 0.6 | 13 | 30 | 213 | 7 | -1 | 18 |
| 169401 | 4 | -3.4 | -0.1 | 30 | 70 | 200 | 6 | 3 | 77 |
| 169402 | 4 | -3.4 | -0.1 | -2 | 58 | 118 | 6 | -1 | 68 |
| 169403 | 7 | -3.4 | -0.1 | -2 | 156 | 247 | 7 | -1 | 62 |
| 169404 | 29 | -3.4 | 2.2 | 1740 | 43 | 134 | 2 | 9 | 42 |
| 169405 | 154 | 135.9 | 132.0 | 306 | 85 | 103 | 39 | 20 | 318 |

Wednesday, July 30, 2003

By [signature]
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 3

| | | | |
|---|---|---|---|
| **DATE:** | Wednesday, September 10, 2003 | **JOB NO:** | 103-16-77 |
| **CLIENT:** | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | **INVOICE NO:** | 330010871 |

| | |
|---|---|
| **CLIENT ORDER NO:** | 169431-169475 |
| **REPORT ON:** | 45 Core |
| **SUBMITTED BY:** | Peter Megaw |
| **PROJECT:** | Juanicipio |
| **DATE RECIEVED:** | Monday, August 11, 2003 |
| **ANALYSES:** | Pathfinder 7, Gold, Silver |
| **ANALYTICAL METHODS:** | AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV |
| **REMARKS:** | |
| **CC:** | RMG File |

E-MAILED TO:

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz./ton=34.286 ppm — 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-16-77
Page 2 of 3

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169431 | 6 | -3.4 | -0.1 | 21 | 18 | 308 | 15 | -1 | 62 |
| 169432 | 43 | -3.4 | -0.1 | 20 | 17 | 730 | 10 | -1 | 93 |
| 169433 | 8 | -3.4 | -0.1 | 12 | 12 | 950 | 15 | -1 | 59 |
| 169434 | 3 | -3.4 | -0.1 | 5 | 15 | 820 | 16 | -1 | 57 |
| 169435 | -2 | -3.4 | -0.1 | 15 | 21 | 429 | 15 | -1 | 52 |
| 169436 | 3 | -3.4 | -0.1 | 4 | 21 | 389 | 13 | -1 | 52 |
| 169437 | -2 | -3.4 | -0.1 | 15 | 21 | 1490 | 25 | -1 | 107 |
| 169438 | 3 | -3.4 | -0.1 | 26 | 20 | 1940 | 17 | -1 | 104 |
| 169439 | -2 | -3.4 | -0.1 | 8 | 13 | 1280 | 14 | -1 | 116 |
| 169440 | 2 | -3.4 | 0.1 | 10 | 16 | 1390 | 16 | -1 | 173 |
| 169441 | 9 | -3.4 | -0.1 | 3 | 16 | 17700 | 18 | -1 | 93 |
| 169442 | -2 | -3.4 | -0.1 | -2 | 18 | 36700 | 16 | -1 | 69 |
| 169443 | 5 | -3.4 | -0.1 | 20 | 10 | 2550 | 23 | -1 | 87 |
| 169444 | 9 | -3.4 | 0.1 | 29 | 33 | 216 | 16 | -1 | 80 |
| 169445 | 43 | -3.4 | 0.9 | 750 | 16 | 222 | 10 | 17 | 50 |
| 169446 | 9 | -3.4 | 0.3 | 95 | 114 | 47 | 12 | 2 | 102 |
| 169447 | 3 | -3.4 | 0.1 | 5 | 84 | 57 | 5 | -1 | 34 |
| 169448 | 15 | -3.4 | 0.3 | 211 | 77 | 35 | 9 | -1 | 60 |
| 169449 | 53 | -3.4 | 0.5 | 2110 | 69 | 67 | 10 | 6 | 59 |
| 169450 | 19 | -3.4 | 0.1 | 37 | 100 | 35 | 10 | -1 | 61 |
| 169451 | 12 | -3.4 | 0.1 | 8 | 83 | 37 | 10 | -1 | 47 |
| 169452 | 8 | -3.4 | 0.6 | 36 | 20 | 62 | 12 | -1 | 55 |
| 169453 | 30 | -3.4 | 0.5 | 171 | 18 | 88 | 19 | -1 | 13 |
| 169454 | 9 | -3.4 | 1.1 | 271 | 24 | 930 | 16 | 21 | 79 |
| 169455 | 29 | -3.4 | 1.0 | 117 | 29 | 158 | 10 | 9 | 120 |
| 169456 | 8 | -3.4 | 0.2 | 25 | 24 | 70 | 15 | -1 | 22 |
| 169457 | 33 | -3.4 | 3.3 | 121 | 56 | 65 | 26 | 2 | 128 |
| 169458 | 90 | -3.4 | 1.6 | 414 | 17 | 78 | 25 | 6 | 143 |
| 169459 | 70 | -3.4 | 1.3 | 839 | 36 | 53 | 31 | 4 | 54 |

Wednesday, September 10, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-16-77
Page 3 of 3

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169460 | 94 | -3.4 | 3.6 | 496 | 94 | 65 | 32 | 4 | 125 |
| 169461 | 142 | 18.4 | 14.3 | 2170 | 44 | 74 | 166 | 22 | 391 |
| 169462 | 91 | 5.5 | 6.1 | 3710 | 319 | 51 | 162 | 18 | 376 |
| 169463 | 54 | 5.7 | 6.3 | 120 | 203 | 66 | 20 | 7 | 116 |
| 169464 | 13 | -3.4 | 1.0 | 77 | 26 | 53 | 11 | 4 | 92 |
| 169465 | 119 | -3.4 | 1.3 | 3330 | 34 | 85 | 15 | 14 | 63 |
| 169466 | 31 | -3.4 | 1.5 | 171 | 44 | 60 | 13 | -1 | 53 |
| 169467 | 125 | -3.4 | 2.6 | 3010 | 44 | 80 | 14 | 9 | 58 |
| 169468 | 38 | -3.4 | 2.8 | 191 | 30 | 52 | 33 | -1 | 96 |
| 169469 | 129 | -3.4 | 2.3 | 2050 | 99 | 94 | 6 | 39 | 34 |
| 169470 | 261 | 15.5 | 14.6 | 1110 | 85 | 57 | 307 | 7 | 890 |
| 169471 | 49 | 13.3 | 13.8 | 365 | 40 | 33 | 93 | -1 | 370 |
| 169472 | 65 | -3.4 | 4.5 | 885 | 62 | 49 | 19 | -1 | 113 |
| 169473 | 52 | -3.4 | 4.5 | 609 | 57 | 76 | 31 | 6 | 70 |
| 169474 | 28 | -3.4 | 0.5 | 38 | 21 | 67 | 5 | -1 | 47 |
| 169475 | 16 | 7.0 | 6.9 | 67 | 55 | 56 | 154 | -1 | 391 |

Wednesday, September 10, 2003

By [signature]
Douglas Hensen, Operations Manager

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-18-64
Page 2 of 3

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169476 | -5 | -3.4 | -0.1 | -2 | 5 | 154 | 10 | -1 | 39 |
| 169477 | -5 | -3.4 | -0.1 | -2 | 5 | 150 | 17 | -1 | 28 |
| 169478 | -5 | -3.4 | 0.1 | -2 | 9 | 186 | 60 | -1 | 108 |
| 169479 | -5 | -3.4 | -0.1 | -2 | 8 | 97 | 11 | -1 | 63 |
| 169480 | -5 | -3.4 | -0.1 | 24 | 6 | 1440000 | 12 | 24 | 50 |
| 169481 | -5 | -3.4 | 0.6 | 699 | 9 | 1370 | 2 | 16 | 5 |
| 169482 | 80 | -3.4 | 4.1 | 4300 | 27 | 303 | 7 | 86 | 25 |
| 169483 | 69 | -3.4 | 4.9 | 2630 | 32 | 196 | 14 | 54 | 41 |
| 169484 | 16 | -3.4 | 0.7 | 94 | 56 | 161 | 18 | 8 | 89 |
| 169485 | -5 | -3.4 | 0.1 | 189 | 34 | 205 | 8 | 4 | 29 |
| 169486 | 9 | -3.4 | 0.6 | 121 | 12 | 86 | 12 | -1 | 95 |
| 169487 | 18 | -3.4 | 0.6 | 137 | 13 | 86 | 6 | -1 | 33 |
| 169488 | 44 | -3.4 | 0.8 | 166 | 74 | 116 | 4 | -1 | 50 |
| 169489 | 24 | -3.4 | 1.2 | 116 | 140 | 68 | 1 | -1 | 10 |
| 169490 | 46 | -3.4 | 0.7 | 184 | 76 | 104 | 2 | -1 | 28 |
| 169491 | -5 | -3.4 | 1.1 | 131 | 114 | 95 | 1 | -1 | 49 |
| 169492 | 22 | -3.4 | 0.8 | 82 | 90 | 62 | 1 | -1 | 34 |
| 169493 | 17 | -3.4 | 0.7 | 132 | 85 | 83 | 4 | -1 | 50 |
| 169494 | 18 | -3.4 | 0.6 | 284 | 49 | 91 | 8 | -1 | 56 |
| 169495 | 21 | -3.4 | 0.9 | 134 | 102 | 102 | 4 | -1 | 68 |
| 169496 | 13 | -3.4 | 0.9 | 200 | 87 | 86 | 4 | -1 | 59 |
| 169497 | 9 | -3.4 | 0.9 | 121 | 96 | 97 | 3 | -1 | 48 |
| 169498 | 9 | -3.4 | 1.5 | 132 | 127 | 101 | 4 | -1 | 96 |
| 169499 | 33 | -3.4 | 4.4 | 305 | 75 | 121 | 5 | 5 | 47 |
| 169500 | 17 | -3.4 | 7.0 | 538 | 74 | 284 | 4 | 14 | 73 |
| 169501 | -5 | -3.4 | 3.4 | 76 | 112 | 229 | 4 | -1 | 68 |
| 169502 | -5 | -3.4 | 0.9 | 68 | 46 | 202 | 2 | 2 | 62 |
| 169503 | -5 | -3.4 | 2.1 | 59 | 86 | 206 | 5 | 5 | 61 |
| 169504 | -5 | -3.4 | 1.9 | 67 | 95 | 324 | 5 | -1 | 84 |

Thursday, September 18, 2003

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-18-64
Page 3 of 3

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169505 | -5 | -3.4 | 1.3 | 61 | 71 | 187 | 4 | -1 | 59 |
| 169506 | 8 | -3.4 | 4.9 | 100 | 87 | 212 | 3 | 8 | 43 |
| 169507 | 42 | 5.1 | 5.8 | 910 | 24 | 990 | 7 | 25 | 83 |
| 169508 | 14 | 7.5 | 8.6 | 525 | 61 | 1000 | 8 | 12 | 90 |
| 169509 | 33 | 17.3 | 16.6 | 365 | 81 | 1230 | 10 | 16 | 112 |
| 169510 | -5 | -3.4 | 2.5 | 101 | 21 | 196 | 9 | 9 | 42 |
| 169511 | -5 | 5.7 | 6.0 | 94 | 37 | 90 | 12 | 22 | 109 |
| 169512 | -5 | -3.4 | 2.8 | 76 | 61 | 136 | 11 | 13 | 70 |
| 169513 | 5 | -3.4 | 1.4 | 149 | 33 | 82 | 17 | 13 | 86 |
| 169514 | -5 | -3.4 | 0.1 | -2 | 96 | 57 | 3 | -1 | 59 |
| 169515 | -5 | -3.4 | -0.1 | 13 | 46 | 88 | 4 | -1 | 51 |
| 169516 | -5 | -3.4 | 0.8 | 44 | 53 | 116 | 20 | -1 | 11 |
| 169517 | -5 | -3.4 | 0.4 | 54 | 35 | 92 | 12 | -1 | 125 |
| 169518 | 11 | -3.4 | 1.7 | 45 | 32 | 57 | 17 | 4 | 116 |
| 169519 | -5 | -3.4 | 0.2 | 17 | 15 | 35 | 6 | 1 | 22 |
| 169520 | -5 | -3.4 | 0.4 | 28 | 35 | 100 | 10 | -1 | 91 |
| 169521 | -5 | -3.4 | 0.8 | 72 | 51 | 81 | 14 | -1 | 93 |
| 169522 | 58 | -3.4 | 3.1 | 680 | 23 | 86 | 17 | 3 | 54 |
| 169523 | -5 | -3.4 | 0.3 | 169 | 33 | 73 | 13 | -1 | 59 |
| 169524 | 10 | -3.4 | 0.1 | 125 | 107 | 317 | 12 | -1 | 18 |
| 169525 | 7 | -3.4 | -0.1 | 13 | 51 | 118 | 12 | -1 | 74 |
| 169526 | -5 | -3.4 | -0.1 | 16 | 61 | 102 | 22 | -1 | 82 |
| 169527 | 6 | -3.4 | 0.1 | 45 | 71 | 84 | 18 | -1 | 56 |
| 169528 | 52 | -3.4 | 1.5 | 161 | 27 | 60 | 18 | -1 | 122 |
| 169529 | 14 | -3.4 | 1.3 | 148 | 35 | 71 | 13 | -1 | 160 |
| 169530 | 13 | -3.4 | 1.1 | 134 | 32 | 86 | 21 | -1 | 103 |
| 169531 | 24 | -3.4 | 1.4 | 191 | 34 | 117 | 15 | -1 | 63 |
| 169532 | 30 | -3.4 | 2.7 | 229 | 16 | 103 | 20 | -1 | 89 |
| 169533 | 50 | 26.7 | 26.5 | 140 | 20 | 68 | 188 | -1 | 580 |

Thursday, September 18, 2003

By ______________________
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

BSi INSPECTORATE

# Certificate of Analysis

Page 1 of 3

**DATE:** Tuesday, September 23, 2003

**JOB NO:** 103-18-42

**CLIENT:** Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

**INVOICE NO:** 330010959

**CLIENT ORDER NO:**

**REPORT ON:** 25 Pulps

**SUBMITTED BY:** Peter Megaw

**PROJECT:** Reruns

**DATE RECIEVED:** Friday, August 29, 2003

**ANALYSES:** Pathfinder 7, Zinc Assay, Silver, Lead

**ANALYTICAL METHODS:** AA/AQR, Assay, Cold Vapor/AQR, Fire Assay/GRAV

**REMARKS:**

**CC:** RMG File

E-MAILED TO:

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected 1 ppm=0.0001%
Troy oz /ton=34.286 ppm 1 ppm=0.0292 Troy oz /ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-18-42
Page 2 of 3

| Sample Designation | Silver AA/AQR ppm | Silver FA/GRAV ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead ASSAY ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169046 | 3.3 | | 22 | 63 | 114 | 23 | | 5 | 95 |
| 169047 | N | | N | N | N | N | | N | N |
| 169048 | +200.0 | 689.3 | 332 | 145 | 128 | 820 | | 66 | 2130 |
| 169049 | 15.4 | | 110 | 35 | 108 | 45 | | 9 | 135 |
| 169070 | 0.2 | | 47 | 107 | 231 | 27 | | 5 | 104 |
| 169071 | 0.3 | | 11 | 99 | 157 | 3 | | 2 | 64 |
| 169072 | 0.1 | | 18 | 55 | 100 | 7 | | -1 | 55 |
| 169073 | 0.1 | | -2 | 133 | 86 | 7 | | -1 | 55 |
| 169074 | 0.1 | | -2 | 106 | 276 | 7 | | 3 | 36 |
| 169075 | 0.2 | | 10 | 134 | 224 | 10 | | 7 | 44 |
| 169401 | 0.1 | | 12 | 74 | 145 | 7 | | 1 | 68 |
| 169402 | -0.1 | | -2 | 59 | 96 | 3 | | -1 | 55 |
| 169403 | 0.1 | | -2 | 161 | 157 | 8 | | -1 | 53 |
| 169404 | 1.9 | | 2010 | 48 | 70 | 9 | | 8 | 41 |
| 169405 | 105.0 | | 272 | 91 | 123 | 43 | | 23 | 267 |
| 169228 | 0.2 | | 46 | 12 | 49 | 15 | | -1 | 9 |
| 169262 | 1.7 | | 85 | 81 | 72 | 33 | | 2 | 303 |
| 169263 | 1.2 | | 35 | 61 | 80 | 37 | | 1 | 170 |
| 169265 | 32.5 | | 17800 | 156 | 97 | 7900 | | 132 | +10000 |
| 169266 | 3.1 | | 808 | 85 | 103 | 416 | | 15 | 590 |
| 169280 | 3.0 | | 172 | 42 | 140 | 33 | | 6 | 180 |
| 169281 | 42.5 | | 84000 | 263 | 117 | +10000 | 11000 | 1030 | +10000 |
| 169282 | 3.4 | | 414 | 42 | 67 | 98 | | 9 | 378 |
| 169405 | 0.3 | | 291 | 8 | 108 | 59 | | 3 | 480 |
| 169300 | 1.4 | | 14 | 32 | 217 | 36 | | 4 | 69 |

Thursday, September 25, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-18-42
Page 3 of 3

| Sample Designation | Zinc Assay ASSAY ppm |
|---|---|
| 169046 | |
| 169047 | N |
| 169048 | |
| 169049 | |
| 169070 | |
| 169071 | |
| 169072 | |
| 169073 | |
| 169074 | |
| 169075 | |
| 169401 | |
| 169402 | |
| 169403 | |
| 169404 | |
| 169405 | |
| 169228 | |
| 169262 | |
| 169263 | |
| 169265 | 25000 |
| 169266 | |
| 169280 | |
| 169281 | 59500 |
| 169282 | |
| 169405 | |
| 169300 | |

Thursday, September 25, 2003

By Douglas Hensen
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

**DATE:** Thursday, September 25, 2003

**JOB NO:** 103-19-01

**CLIENT:** Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

**INVOICE NO:** 330010973

**CLIENT ORDER NO:**

**REPORT ON:** 12 Rocks

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Thursday, September 11, 2003

**ANALYSES:** Pathfinder 7, Gold, Silver, Zinc

**ANALYTICAL METHODS:** AA/AQR, Assay, Cold Vapor/AQR, Fire Assay/GRAV

**REMARKS:**

**CC:** RMG File

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz /ton=34.286 ppm — 1 ppm=0.0292 Troy oz /ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-19-01
Page 2 of 2

| Sample Designation | Gold FA/GRAV ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm | Zinc ASSAY ppm |
|---|---|---|---|---|---|---|---|---|---|---|
| 17551 | -5 | -3.4 | 2.5 | 2090 | 22 | 1130 | 69 | 86 | 48 | |
| 17552 | 17 | -3.4 | 1.3 | 2640 | 12 | 710 | 125 | 124 | 103 | |
| 17553 | -5 | -3.4 | 0.2 | 16 | 5 | 63 | 3 | -1 | 9 | |
| 17554 | -5 | -3.4 | -0.1 | 13 | 31 | 47 | 41 | -1 | 38 | |
| 17555 | -5 | -3.4 | 0.1 | 12 | 7 | 69 | 17 | -1 | 40 | |
| 17556 | -5 | -3.4 | 0.3 | 33 | 26 | 163 | 44 | -1 | 67 | |
| 17557 | -5 | -3.4 | 0.2 | 27 | 4 | 61 | 25 | -1 | 47 | |
| 17558 | -5 | -3.4 | 0.7 | 1280 | 9 | 231 | 61 | 19 | 530 | |
| 17559 | 40 | -3.4 | 0.4 | 32 | 6 | 75 | 11 | -1 | 71 | |
| 17560 | 51 | -3.4 | 2.4 | 4610 | 60 | 126 | 1710 | 45 | 3830 | |
| 17561 | -5 | -3.4 | 1.5 | 1100 | 13 | 194 | 38 | 19 | 59 | |
| 17562 | 11 | 130.1 | 132.0 | 327 | 58 | 352 | 9600 | 98 | +10000 | 54000 |

Wednesday, September 24, 2003

By [signature]
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 7

| | | | |
|---|---|---|---|
| **DATE:** | Thursday, October 02, 2003 | **JOB NO:** | 103-19-94 |
| **CLIENT:** | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | **INVOICE NO:** | 330011041 |

**CLIENT ORDER NO:**

**REPORT ON:** 62 Dcores

**SUBMITTED BY:** Peter McGaw

**DATE RECIEVED:** Tuesday, September 23, 2003

**ANALYSES:** Pathfinder 7, Gold, Silver, Lead Assay, Zinc Assay

**ANALYTICAL METHODS:** AA/AQR, Assay, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

**REMARKS:**

**CC:** RMG File

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (–) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz./ton=34.286 ppm — 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-19-94
Page 2 of 7

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169534 | 18 | -3.4 | 0.1 | -2 | 27 | 148 | 18 | | 2 |
| 169535 | -5 | -3.4 | 1.5 | 57 | 19 | 179 | 14 | | 2 |
| 169536 | 11 | -3.4 | 0.1 | -2 | 35 | 79 | 9 | | -1 |
| 169537 | 12 | -3.4 | 0.2 | 46 | 423 | 1490 | 27 | | -1 |
| 169538 | 20 | -3.4 | 0.1 | 25 | 129 | 386 | 40 | | 2 |
| 169539 | -5 | -3.4 | 0.7 | -2 | 59 | 83 | 12 | | -1 |
| 169540 | -5 | -3.4 | 0.5 | -2 | 43 | 48 | 8 | | -1 |
| 169541 | -5 | -3.4 | 0.9 | -2 | 21 | 46 | 3 | | 3 |
| 169542 | 152 | 50.5 | 42.5 | 406 | 49 | 72 | 63 | | -1 |
| 169543 | 108 | 394.8 | +200.0 | 605 | 78 | 72 | 2370 | | 23 |
| 169544 | 18 | -3.4 | 6.0 | 148 | 36 | 61 | 73 | | -1 |
| 169545 | 29 | -3.4 | 9.7 | 262 | 71 | 73 | 63 | | -1 |
| 169546 | 104 | -3.4 | 2.4 | 382 | 29 | 65 | 15 | | 4 |
| 169547 | 18 | -3.4 | 6.8 | 179 | 40 | 69 | 101 | | -1 |
| 169548 | 117 | 32.5 | 38.5 | 849 | 60 | 55 | 206 | | 14 |
| 169549 | 22 | -3.4 | 7.6 | 44 | 46 | 109 | 28 | | -1 |
| 169550 | -5 | -3.4 | 1.4 | 68 | 13 | 111 | 39 | | -1 |
| 169551 | -5 | -3.4 | 1.0 | -2 | 16 | 89 | 15 | | -1 |
| 169552 | -5 | -3.4 | 1.0 | -2 | 24 | 83 | 11 | | -1 |
| 169553 | -5 | -3.4 | 1.0 | 32 | 35 | 111 | 27 | | -1 |
| 169554 | 14 | -3.4 | 1.7 | -2 | 84 | 77 | 76 | | -1 |
| 169555 | -5 | -3.4 | 1.5 | 11 | 32 | 98 | 16 | | -1 |
| 169556 | -5 | -3.4 | 3.1 | -2 | 132 | 115 | 78 | | -1 |
| 169557 | 66 | 21.5 | 23.8 | 749 | 46 | 83 | 313 | | -1 |
| 169558 | 165 | 231.0 | +200.0 | 1370 | 431 | 85 | 7900 | | 10 |
| 169559 | -5 | -3.4 | 5.4 | 119 | 356 | 80 | 490 | | -1 |
| 169560 | 29 | 74.9 | 94.0 | 2240 | 397 | 71 | +10000 | 21500 | 40 |
| 169561 | 96 | -3.4 | 1.8 | 112 | 13 | 111 | 440 | | -1 |
| 169562 | 343 | 43.1 | 54.0 | 990 | 730 | 33 | +10000 | 11400 | 20 |

Thursday, October 02, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.
JOB NO.: 103-19-94
Page 3 of 7

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY ppm |
|---|---|---|
| 169534 | 90 | |
| 169535 | 104 | |
| 169536 | 28 | |
| 169537 | 118 | |
| 169538 | 114 | |
| 169539 | 59 | |
| 169540 | 92 | |
| 169541 | 14 | |
| 169542 | 134 | |
| 169543 | 3190 | |
| 169544 | 97 | |
| 169545 | 94 | |
| 169546 | 31 | |
| 169547 | 430 | |
| 169548 | 630 | |
| 169549 | 85 | |
| 169550 | 67 | |
| 169551 | 76 | |
| 169552 | 110 | |
| 169553 | 92 | |
| 169554 | 242 | |
| 169555 | 73 | |
| 169556 | 97 | |
| 169557 | 4200 | |
| 169558 | +10000 | 52500 |
| 169559 | 2360 | |
| 169560 | +10000 | 36500 |
| 169561 | 810 | |
| 169562 | +10000 | 28500 |

Thursday, October 02, 2003

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-19-94
Page 4 of 7

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169563 | 246 | 246.8 | +200.0 | 1510 | 3540 | 105 | +10000 | 90500 | 84 |
| 169564 | 209 | 9.5 | 7.4 | 832 | 72 | 53 | 1076 | | 2 |
| 169565 | -5 | -3.4 | 5.5 | 162 | 33 | 35 | 298 | | -1 |
| 169566 | 76 | -3.4 | 4.0 | 2370 | 63 | 205 | 152 | | 10 |
| 169567 | 21 | -3.4 | 6.1 | 333 | 31 | 107 | 258 | | -1 |
| 169568 | 13 | -3.4 | 3.0 | 177 | 25 | 75 | 78 | | -1 |
| 169569 | 9 | -3.4 | 4.0 | 160 | 24 | 57 | 46 | | -1 |
| 169570 | 19 | 21.4 | 19.2 | 399 | 57 | 78 | 720 | | 2 |
| 169571 | 20 | 30.2 | 36.9 | 1310 | 149 | 108 | 3770 | | 15 |
| 169572 | 29 | 9.1 | 7.6 | 144 | 57 | 89 | 720 | | -1 |
| 169573 | 32 | -3.4 | 4.6 | 173 | 79 | 51 | 760 | | -1 |
| 169574 | 40 | -3.4 | 3.9 | 136 | 54 | 37 | 550 | | 4 |
| 169575 | 60 | -3.4 | 7.9 | 154 | 83 | 26 | 1510 | | -1 |
| 169576 | 12 | -3.4 | 4.6 | 36 | 25 | 58 | 207 | | -1 |
| 169577 | 13 | -3.4 | 5.0 | 84 | 45 | 41 | 620 | | 1 |
| 169578 | 104 | 51.0 | 43.1 | 139 | 407 | 52 | 3270 | | 14 |
| 169579 | -5 | -3.4 | 2.4 | 25 | 16 | 68 | 113 | | -1 |
| 169580 | 7 | -3.4 | 4.5 | 74 | 45 | 54 | 122 | | -1 |
| 169581 | -5 | -3.4 | 1.3 | 8 | 17 | 38 | 22 | | 1 |
| 169582 | -5 | -3.4 | 3.1 | 42 | 30 | 36 | 273 | | -1 |
| 169583 | 1217 | 30.3 | 28.6 | 218 | 880 | 104 | 2450 | | 22 |
| 169584 | 606 | 18.8 | 11.6 | 59 | 770 | 63 | 429 | | 29 |
| 169585 | 117 | -3.4 | 1.5 | 41 | 97 | 38 | 61 | | -1 |
| 169586 | 17 | 17.1 | 13.3 | 21 | 530 | 75 | 3390 | | 8 |
| 169587 | 27 | -3.4 | 3.6 | 21 | 30 | 63 | 103 | | 4 |
| 169588 | 23 | 10.5 | 8.4 | 83 | 59 | 54 | 630 | | 10 |
| 169589 | 66 | 25.4 | 35.4 | 512 | 190 | 34 | 8200 | | 14 |
| 169590 | 16 | 10.3 | 9.1 | 134 | 37 | 47 | 339 | | -1 |
| 169591 | 80 | 25.1 | 31.9 | 149 | 34 | 25 | 1240 | | -1 |

Thursday, October 02, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-19-94
Page 5 of 7

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY ppm |
|---|---|---|
| 169563 | +10000 | 107500 |
| 169564 | 1290 | |
| 169565 | 357 | |
| 169566 | 302 | |
| 169567 | 780 | |
| 169568 | 303 | |
| 169569 | 229 | |
| 169570 | 5200 | |
| 169571 | +10000 | 18600 |
| 169572 | 1480 | |
| 169573 | 1290 | |
| 169574 | 990 | |
| 169575 | 4500 | |
| 169576 | 430 | |
| 169577 | 1360 | |
| 169578 | 6000 | |
| 169579 | 168 | |
| 169580 | 223 | |
| 169581 | 71 | |
| 169582 | 680 | |
| 169583 | +10000 | 21500 |
| 169584 | 1150 | |
| 169585 | 111 | |
| 169586 | 2390 | |
| 169587 | 139 | |
| 169588 | 790 | |
| 169589 | +10000 | 20050 |
| 169590 | 430 | |
| 169591 | 3280 | |

Thursday, October 02, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-19-94
Page 6 of 7

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169592 | -5 | -3.4 | 8.1 | 72 | 26 | 57 | 550 | | -1 |
| 169593 | -5 | -3.4 | 8.8 | 75 | 38 | 81 | 510 | | -1 |
| 169594 | 67 | 77.8 | 86.0 | 109 | 105 | 76 | 3420 | | -1 |
| 169595 | -5 | -3.4 | 5.8 | 683 | 33 | 81 | 1120 | | -1 |

Thursday, October 02, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-19-94
Page 7 of 7

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY ppm |
|---|---|---|
| 169592 | 1030 | |
| 169593 | 1060 | |
| 169594 | 3630 | |
| 169595 | 3410 | |

Thursday, October 02, 2003

By ______________________
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

| | | | |
|---|---|---|---|
| **DATE:** | Tuesday, November 04, 2003 | **JOB NO:** | 103-21-79 |
| **CLIENT:** | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | **INVOICE NO:** | 330011243 |

**CLIENT ORDER NO:**

**REPORT ON:** 22 Rocks

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Wednesday, October 22, 2003

**ANALYSES:** Pathfinder 7, Gold, Silver

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

**REMARKS:**

**CC:**

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (–) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

| | |
|---|---|
| ND=None Detected | 1 ppm=0.0001% |
| Troy oz /ton=34.286 ppm | 1 ppm=0.0292 Troy oz /ton |

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-21-79
Page 2 of 2

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 169634 | 55 | -3.4 | 1.4 | 1170 | 3 | 3570 | 22 | 72 | 750 |
| 169635 | 90 | -3.4 | 1.8 | 248 | 8 | 580 | 19 | 19 | 108 |
| 169636 | 32 | -3.4 | 1.6 | 323 | 12 | 840 | 22 | 18 | 78 |
| 169637 | 34 | 18.4 | 20.6 | 148 | 42 | 81 | 7 | 19 | 57 |
| 169638 | 100 | 26.7 | 32.6 | 440 | 61 | 34 | 10 | 37 | 121 |
| 169639 | 107 | 21.5 | 19.9 | 2510 | 52 | 970 | 14 | 87 | 192 |
| 169640 | 116 | 14.7 | 13.0 | 2140 | 28 | 1280 | 12 | 109 | 98 |
| 169641 | 74 | 10.9 | 9.6 | 576 | 25 | 540 | 13 | 36 | 83 |
| 169642 | 58 | 6.4 | 8.3 | 450 | 24 | 410 | 14 | 22 | 44 |
| 169643 | 37 | 5.9 | 8.2 | 211 | 23 | 346 | 11 | 14 | 68 |
| 169644 | 31 | 12.7 | 11.5 | 189 | 34 | 328 | 13 | 17 | 84 |
| 169645 | 24 | 5.5 | 6.7 | 260 | 29 | 880 | 14 | 10 | 33 |
| 169646 | 42 | 18.6 | 16.8 | 417 | 50 | 480 | 19 | 25 | 72 |
| 169647 | 41 | 10.2 | 8.9 | 437 | 32 | 420 | 25 | 35 | 127 |
| 169648 | 44 | 16.9 | 15.8 | 515 | 40 | 209 | 14 | 19 | 161 |
| 169649 | 560 | 593.4 | +200.0 | 216 | 106 | 58 | 30 | 74 | 151 |
| 169650 | 920 | 26.7 | 24.1 | 816 | 47 | 550 | 27 | 38 | 223 |
| 169651 | 67 | 8.8 | 9.5 | 260 | 28 | 211 | 20 | 13 | 179 |
| 169652 | 85 | 13.6 | 12.1 | 571 | 40 | 420 | 16 | 67 | 136 |
| 169653 | 537 | 328.0 | +200.0 | 970 | 127 | 740 | 59 | 200 | 420 |
| 169654 | 775 | 542.8 | +200.0 | 76 | 91 | 15 | 30 | 72 | 124 |
| 169655 | 54 | 34.9 | 39.5 | 159 | 31 | 490 | 24 | 15 | 98 |

Tuesday, November 04, 2003

By Douglas H

Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Original Invoice

Page 1 of 1

Client: INSPECTORATE de MEXICO SA de CV
Avenida del Puente, No. 145-A, Col. Las Americas
Coatzacoalcos, Vera Cruz, Mexico 96480

ATTN:

| | |
|---|---|
| Invoice Number | **330011243** |
| Invoice Date | 11/4/03 |
| Job Number | **103-21-79** |
| Job Completion Date | 10/31/03 |
| Customer ID Number | C900562 |
| Nominator | Peter Megaw |

**For** Analysis

**Location** Mexico

**Commodities**

| Item-Description | Quantity | Price | Gross | Share% | Net | Amount-Due |
|---|---|---|---|---|---|---|
| Rock 0-10 Lbs | 22.000 | 3.4700 | 76.34 | 100.000 % | 76.34 | 76.34 |
| Au PA/AA | 22.000 | 6.9300 | 152.46 | 100.000 % | 152.46 | 152.46 |
| Ag PA/GRAV. | 22.000 | 6.9300 | 152.46 | 100.000 % | 152.46 | 152.46 |
| Pathfinder 7 Pkg. | 22.000 | 9.2000 | 202.40 | 100.000 % | 202.40 | 202.40 |

Please indicate invoice number being paid with remittance.

TOTAL DUE 583.66
All figures are in US Dollars
PAY THIS AMOUNT RH.

**WIRE TRANSFER:**
**Inspectorate America Corp.**
**c/o JP Morgan Chase Bank, N.A.**
**712 Main St., Houston TX 77002**
**Account # 001-0326-2649**
**SWIFT # TCBKUS-44**
**ABA # 113-000-609**
**(713) 261-7100**

**MAKE ALL CHECKS PAYABLE TO:**
**Inspectorate America Corp.**
**PO Box 201901**
**Houston, TX 77216-1901**

***THANK YOU FOR YOUR BUSINESS!***

**BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification**

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

INSPECTORATE

# Certificate of Analysis

Page 1 of 3

**DATE:** Thursday, November 13, 2003

**JOB NO:** 103-22-18

**CLIENT:** Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

**INVOICE NO:** 330011276

**CLIENT ORDER NO:**

**REPORT ON:** 37 Doores

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Tuesday, October 28, 2003

**ANALYSES.** Pathfinder 7, Gold, Silver

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

**REMARKS:**

**CC:** RMG File

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz /ton=34.286 ppm — 1 ppm=0.0292 Troy oz /ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-22-18
Page 2 of 3

| Sample Designation | Gold FA/AA ppb | Gold FA/GRAV ppb | Silver AA/AQR ppm | Silver FA/GRAV ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|---|
| 169656 | 122 | | 118.0 | | 70 | 41 | 62 | 31 | 15 | 178 |
| 169657 | 24 | | 5.6 | | 290 | 24 | 1410 | 8 | 20 | 95 |
| 169658 | 40 | | 8.8 | | 24 | 24 | 79 | 12 | -1 | 57 |
| 169659 | 23 | | 4.3 | | 45 | 32 | 27 | 14 | -1 | 97 |
| 169660 | 20 | | 1.9 | | 22 | 33 | 26 | 11 | -1 | 98 |
| 169661 | 116 | | 6.3 | | 658 | 32 | 60 | 18 | 21 | 90 |
| 169662 | 19 | | 5.3 | | 774 | 29 | 75 | 23 | 28 | 68 |
| 169663 | 20 | | 2.3 | | 109 | 77 | 80 | 7 | 6 | 117 |
| 169664 | 53 | | 6.7 | | 274 | 50 | 223 | 7 | 14 | 151 |
| 169665 | 16 | | 3.1 | | 13 | 25 | 72 | 15 | 2 | 93 |
| 169666 | -5 | | 0.7 | | -2 | 4 | 31 | 10 | -1 | 13 |
| 169667 | 9 | | 0.9 | | -2 | 9 | 37 | 9 | -1 | 14 |
| 169668 | 14 | | 1.6 | | 57 | 7 | 25 | 6 | -1 | 27 |
| 169669 | 21 | | 6.4 | | -2 | 17 | 21 | 4 | -1 | 8 |
| 169670 | 21 | | 4.2 | | 345 | 27 | 44 | 9 | 4 | 23 |
| 169671 | 13 | | 3.1 | | 10 | 43 | 34 | 14 | -1 | 56 |
| 169672 | 5030 | 5205 | +200.0 | 418.3 | 10 | 125 | 22 | 209 | 14 | 640 |
| 169673 | 85 | | 86.0 | | 84 | 108 | 30 | 295 | -1 | 3340 |
| 169674 | 56 | | 87.0 | | 266 | 38 | 28 | 520 | 10 | 1130 |
| 169675 | 7 | | 1.4 | | 116 | 28 | 47 | 14 | -1 | 65 |
| 169676 | 29 | | 1.8 | | 252 | 32 | 40 | 15 | -1 | 34 |
| 169677 | 31 | | 12.9 | | 112 | 42 | 302 | 71 | 2 | 288 |
| 169678 | -5 | | 1.3 | | 45 | 8 | 284 | 3 | -1 | 8 |
| 169679 | 18 | | 0.5 | | 76 | 9 | 49 | 4 | -1 | 11 |
| 169680 | 8 | | 0.5 | | -2 | 5 | 670 | 4 | -1 | 8 |
| 169681 | 11 | | 0.4 | | -2 | 4 | 830 | 2 | -1 | 4 |
| 169682 | 9 | | 1.9 | | 185 | 63 | 144 | 12 | 4 | 142 |
| 169683 | 20 | | 4.0 | | 107 | 174 | 64 | 37 | -1 | 259 |
| 169684 | 24 | | 3.5 | | 252 | 17 | 70 | 17 | 24 | 530 |

Thursday, November 13, 2003

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-22-18
Page 3 of 3

| Sample Designation | Gold FA/AA ppb | Gold FA/GRAV ppb | Silver AA/AQR ppm | Silver FA/GRAV ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|---|
| 169685 | 49 | | 6.4 | | 308 | 19 | 930 | 14 | 43 | 77 |
| 169686 | 55 | | 2.6 | | 120 | 16 | 530 | 12 | 15 | 107 |
| 169687 | 105 | | 3.0 | | 337 | 14 | 1130 | 11 | 39 | 78 |
| 169688 | 19 | | 2.7 | | 1780 | 21 | 860 | 8 | 69 | 17 |
| PROSP-01 | 56 | | 15.4 | | 602 | 171 | 1020 | 25300 | 107 | 302 |
| PROSP-02 | 322 | | 6.0 | | 3770 | 1550 | 113 | 13300 | 3530 | 1660 |
| PROSP-03 | 617 | | 15.4 | | 1630 | 610 | 13500 | 3470 | 1070 | 1370 |
| LGII-01 | -5 | | 0.8 | | 29 | 11 | 93 | 94 | 11 | 19 |

Thursday, November 13, 2003

By Douglas Hensen
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 4

| | | | |
|---|---|---|---|
| **DATE:** | Wednesday, December 24, 2003 | **JOB NO:** | 103-24-11 |
| **CLIENT:** | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | **INVOICE NO:** | 330011494 |

**CLIENT ORDER NO:**

**REPORT ON:** 59 Rocks

**SUBMITTED BY:** Gabriel Arredondo

**DATE RECIEVED:** Saturday, January 04, 2003

**ANALYSES:** Pathfinder 7, Gold

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA

**REMARKS:** Au FA-AA plus Pathfinder 7

**CC:**

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.
ND=None Detected 1 ppm=0.0001%
Troy oz./ton=34.286 ppm 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-24-11
Page 2 of 4

| Sample Designation | Gold FA/AA ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|
| 31501 | -5 | -0.1 | -2 | 2 | 54 | 20 | -1 | 14 |
| 31502 | -5 | -0.1 | -2 | 2 | 84 | 15 | -1 | 14 |
| 31503 | -5 | -0.1 | 6 | 1 | 65 | 12 | -1 | 12 |
| 31504 | -5 | -0.1 | -2 | 1 | 62 | 12 | -1 | 16 |
| 31505 | -5 | -0.1 | 9 | 3 | 86 | 3 | -1 | 33 |
| 31506 | -5 | -0.1 | 12 | 5 | 100 | 6 | -1 | 17 |
| 31507 | -5 | -0.1 | 36 | 6 | 247 | 4 | -1 | 19 |
| 31508 | -5 | -0.1 | 30 | 5 | 93 | 4 | -1 | 16 |
| 31509 | -5 | -0.1 | 66 | 5 | 141 | 6 | -1 | 9 |
| 31510 | -5 | -0.1 | 35 | 2 | 74 | 6 | -1 | 8 |
| 31511 | -5 | -0.1 | -2 | 4 | 241 | 4 | -1 | 19 |
| 31512 | -5 | -0.1 | 12 | 3 | 112 | 6 | -1 | 8 |
| 31513 | -5 | -0.1 | 18 | 3 | 226 | 5 | -1 | 15 |
| 31514 | -5 | -0.1 | -2 | 1 | 64 | 4 | -1 | 7 |
| 31515 | 44 | -0.1 | 51 | 3 | 231000 | 19 | -1 | 14 |
| 31516 | -5 | -0.1 | 215 | 6 | 1150 | 11 | -1 | 42 |
| 31517 | -5 | -0.1 | 13 | 3 | 213 | 7 | -1 | 20 |
| 31518 | 6 | -0.1 | 60 | 4 | 153 | 14 | -1 | 62 |
| 31519 | -5 | -0.1 | -2 | 4 | 115 | 8 | -1 | 15 |
| 31520 | -5 | -0.1 | -2 | 7 | 920 | 6 | -1 | 17 |
| 31521 | -5 | -0.1 | -2 | 2 | 92 | 6 | -1 | 7 |
| 31522 | -5 | -0.1 | -2 | 2 | 590 | 9 | -1 | 8 |
| 31523 | -5 | -0.1 | -2 | 2 | 127 | 16 | -1 | 8 |
| 31524 | -5 | -0.1 | 19 | 2 | 81 | 5 | -1 | 3 |
| 31525 | 6 | -0.1 | -2 | 1 | 65 | 5 | -1 | 7 |
| 31526 | -5 | -0.1 | -2 | 1 | 1110 | 4 | -1 | 7 |
| 31527 | -5 | -0.1 | 13 | -1 | 47 | 7 | -1 | 5 |
| 31528 | -5 | -0.1 | 16 | 1 | 95 | 5 | -1 | 6 |
| 31529 | -5 | -0.1 | 70 | 2 | 373 | 3 | 6 | 6 |

Tuesday, January 13, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-24-11
Page 3 of 4

| Sample Designation | Gold FA/AA ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|
| 31530 | -5 | -0.1 | 7 | -1 | 90 | 7 | -1 | 5 |
| 31531 | -5 | -0.1 | 17 | 2 | 369 | 8 | -1 | 8 |
| 31532 | -5 | -0.1 | 19 | -1 | 349 | 5 | -1 | 7 |
| 31533 | -5 | -0.1 | 8 | -1 | 1290 | 9 | -1 | 7 |
| 31534 | -5 | -0.1 | -2 | -1 | 70 | 4 | -1 | 7 |
| 31535 | -5 | -0.1 | -2 | 1 | 65 | 4 | -1 | 7 |
| 31536 | -5 | -0.1 | -2 | -1 | 56 | 3 | -1 | 7 |
| 31537 | -5 | -0.1 | 9 | 1 | 66 | 3 | -1 | 4 |
| 31538 | -5 | 0.1 | 6 | 1 | 257 | 10 | -1 | 7 |
| 31539 | -5 | 0.1 | -2 | 1 | 260 | 9 | -1 | 20 |
| 31540 | -5 | I | I | I | I | I | I | I |
| 31541 | -5 | -0.1 | 10 | 1 | 74 | 11 | -1 | 14 |
| 31542 | -5 | -0.1 | -2 | -1 | 66 | 12 | -1 | 5 |
| 31543 | -5 | -0.1 | 178 | 4 | 75 | 16 | 5 | 7 |
| 31544 | -5 | -0.1 | 7 | -1 | 99 | 3 | -1 | 5 |
| 31545 | 77 | 0.1 | 1800 | 9 | 160 | 15 | 185 | 23 |
| 31546 | 149 | 0.3 | 1300 | 3 | 358 | 4 | 45 | 6 |
| 31547 | -5 | -0.1 | 5 | -1 | 228 | 6 | -1 | 8 |
| 31548 | -5 | -0.1 | -2 | -1 | 161 | 6 | -1 | 5 |
| 31549 | -5 | -0.1 | 29 | -1 | 185 | 6 | -1 | 5 |
| 31550 | -5 | -0.1 | 27 | 2 | 59 | 17 | 12 | 8 |
| 31551 | 7 | -0.1 | -2 | -1 | 217 | 9 | 3 | 3 |
| 31552 | 8 | -0.1 | 10 | -1 | 55 | 5 | 2 | 6 |
| 31553 | -5 | -0.1 | -2 | -1 | 70 | 9 | -1 | 5 |
| 31554 | -5 | -0.1 | 4 | 2 | 15400 | 10 | -1 | 9 |
| 31555 | -5 | -0.1 | 58 | 1 | 135 | 9 | -1 | 7 |
| 31556 | 9 | -0.1 | 17 | 1 | 122 | 3 | -1 | 4 |
| 31557 | -5 | -0.1 | 17 | -1 | 88 | 20 | -1 | 7 |
| 31558 | -5 | 0.1 | -2 | 1 | 104 | 11 | -1 | 13 |

Tuesday, January 13, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-24-11
Page 4 of 4

| Sample Designation | Gold FA/AA ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|
| 31559 | -5 | -0.1 | -2 | 3 | 2260 | 14 | -1 | 9 |

Tuesday, January 13, 2004

By Douglas Hensen
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

**DATE:** Monday, December 29, 2003

**JOB NO:** 103-23-36

**CLIENT:** Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

**INVOICE NO:** 330011504

**CLIENT ORDER NO:**

**REPORT ON:** 2 Dcores

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Friday, November 21, 2003

**ANALYSES:** Pathfinder 7, Gold

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA

**REMARKS:**

**CC:** RMG File

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permisson.

ND=None Detected — 1 ppm=0.0001%
Troy oz /ton=34.285 ppm — 1 ppm=0.0292 Troy oz./ton

The results of this assay were based soley upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of mutiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-23-36
Page 2 of 2

| Sample Designation | Gold FA/AA ppb | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|
| 169689 | 10 | 0.8 | 49 | 61 | 61 | 21 | -1 | 68 |
| 109690 | 8 | 3.1 | 100 | 90 | 74 | 33 | -1 | 242 |

Tuesday, January 13, 2004

By Douglas Hensen
Douglas Hensen, Operations Manager

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 11

**DATE:** Friday, January 23, 2004

**JOB NO:** 103-25-66

**CLIENT:** Minera Los Lagartos S.A. de C.V.
Av. Trece, No. 100
Hermosillo, S 83140 Mexico

**INVOICE NO:** 330011659

**CLIENT ORDER NO:**

**REPORT ON:** 133 Rocks

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Saturday, December 27, 2003

**ANALYSES:** Gold, Silver, Arsenic, Copper, Mercury, Lead, Zinc, Antimony, Lead Assay, Zinc Assay

**ANALYTICAL METHODS:** AA/AQR, Assay/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

**REMARKS:** Analysis As for Minera Lagartos

**CC:**

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz /ton=34.286 ppm — 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-25-66
Page 2 of 11

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY/AQR ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 17563 | -5 | -3.4 | -0.1 | -2 | 2 | 19 | 11 | | -1 |
| 17564 | -5 | -3.4 | -0.1 | -2 | -1 | 17 | 10 | | -1 |
| 17567 | -5 | -3.4 | -0.1 | -2 | 9 | 51 | 10 | | -1 |
| 17569 | -5 | -3.4 | -0.1 | -2 | 57 | 16 | 8 | | -1 |
| 17571 | -5 | -3.4 | -0.1 | -2 | 6 | 31 | 9 | | -1 |
| 17572 | -5 | -3.4 | -0.1 | -2 | 5 | 35 | 12 | | -1 |
| 17574 | -5 | -3.4 | -0.1 | -2 | 4 | 25 | 10 | | -1 |
| 17583 | -5 | -3.4 | -0.1 | -2 | 2 | 15 | 11 | | -1 |
| 17585 | -5 | -3.4 | -0.1 | -2 | 3 | -10 | 12 | | -1 |
| 17587 | -5 | -3.4 | -0.1 | -2 | 1 | -10 | 11 | | -1 |
| 17588 | -5 | -3.4 | -0.1 | -2 | 3 | 39 | 12 | | -1 |
| 17590 | -5 | -3.4 | -0.1 | -2 | 1 | 31 | 9 | | -1 |
| 17591 | -5 | -3.4 | -0.1 | -2 | 2 | -10 | 9 | | -1 |
| 17594 | -5 | -3.4 | -0.1 | -2 | 3 | 63 | 12 | | -1 |
| 17596 | -5 | -3.4 | -0.1 | -2 | 2 | 17 | 11 | | -1 |
| 17598 | -5 | -3.4 | -0.1 | -2 | -1 | 25 | 10 | | -1 |
| 17599 | -5 | -3.4 | -0.1 | -2 | 2 | 20 | 10 | | -1 |
| 17600 | 14 | -3.4 | -0.1 | -2 | -1 | 19 | 10 | | -1 |
| 32202 | 10 | -3.4 | -0.1 | -2 | -1 | 14 | 9 | | -1 |
| 32204 | -5 | -3.4 | -0.1 | -2 | 1 | 24 | 7 | | -1 |
| 32207 | -5 | -3.4 | -0.1 | -2 | 1 | 31 | 9 | | -1 |
| 32209 | -5 | -3.4 | -0.1 | -2 | -1 | 21 | 12 | | -1 |
| 32213 | -5 | -3.4 | -0.1 | -2 | 2 | 33 | 12 | | -1 |
| 32214 | -5 | -3.4 | -0.1 | -2 | -1 | 17 | 13 | | -1 |
| 32215 | -5 | -3.4 | -0.1 | -2 | 2 | 33 | 13 | | -1 |
| 32216 | -5 | -3.4 | -0.1 | -2 | 1 | 23 | 12 | | -1 |
| 32218 | -5 | -3.4 | -0.1 | -2 | -1 | 21 | 11 | | -1 |
| 32219 | -5 | -3.4 | -0.1 | -2 | 1 | 26 | 12 | | -1 |
| 32221 | -5 | -3.4 | -0.1 | 15 | 1 | 17 | 12 | | -1 |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-25-66
Page 3 of 11

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY/AQR ppm |
|---|---|---|
| 17563 | 4 | |
| 17564 | 5 | |
| 17567 | 15 | |
| 17569 | 6 | |
| 17571 | 9 | |
| 17572 | 12 | |
| 17574 | 9 | |
| 17583 | 8 | |
| 17585 | 8 | |
| 17587 | 17 | |
| 17588 | 7 | |
| 17590 | 7 | |
| 17591 | 7 | |
| 17594 | 14 | |
| 17596 | 7 | |
| 17598 | 6 | |
| 17599 | 5 | |
| 17600 | 5 | |
| 32202 | 4 | |
| 32204 | 7 | |
| 32207 | 4 | |
| 32209 | 7 | |
| 32213 | 23 | |
| 32214 | 5 | |
| 32215 | 4 | |
| 32216 | 7 | |
| 32218 | 5 | |
| 32219 | 5 | |
| 32221 | 6 | |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-25-66
Page 4 of 11

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY/AQR ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 32222 | -5 | -3.4 | -0.1 | -2 | -1 | 37 | 11 | | -1 |
| 32224 | -5 | -3.4 | -0.1 | -2 | -1 | 34 | 11 | | -1 |
| 32225 | -5 | -3.4 | -0.1 | 116 | 1 | 17 | 12 | | -1 |
| 32226 | -5 | -3.4 | -0.1 | 24 | -1 | 30 | 13 | | -1 |
| 32227 | -5 | -3.4 | -0.1 | 161 | 2 | 26 | 13 | | -1 |
| 32229 | -5 | -3.4 | -0.1 | 29 | 1 | 15 | 12 | | -1 |
| 32231 | -5 | -3.4 | -0.1 | 20 | 2 | 25 | 12 | | -1 |
| 32233 | -5 | -3.4 | -0.1 | 21 | 1 | 61 | 12 | | -1 |
| 32235 | -5 | -3.4 | -0.1 | -2 | -1 | 35 | 11 | | -1 |
| 32236 | -5 | -3.4 | -0.1 | -2 | 2 | 27 | 11 | | -1 |
| 32238 | -5 | -3.4 | -0.1 | -2 | 1 | 25 | 13 | | -1 |
| 32240 | -5 | -3.4 | -0.1 | 51 | 3 | 17 | 11 | | -1 |
| 32241 | -5 | -3.4 | -0.1 | -2 | -1 | 21 | 10 | | -1 |
| 32242 | -5 | -3.4 | -0.1 | 16 | 2 | 11 | 11 | | -1 |
| 32243 | -5 | -3.4 | -0.1 | -2 | -1 | 17 | 12 | | -1 |
| 32244 | -5 | -3.4 | -0.1 | 7 | -1 | 17 | 10 | | -1 |
| 32246 | -5 | -3.4 | -0.1 | 23 | 1 | 23 | 14 | | -1 |
| 32248 | -5 | -3.4 | -0.1 | -2 | 1 | 12 | 11 | | -1 |
| 32250 | -5 | -3.4 | -0.1 | -2 | -1 | 33 | 10 | | -1 |
| 32251 | -5 | -3.4 | -0.1 | 4 | -1 | 18 | 11 | | -1 |
| 32252 | 24 | -3.4 | -0.1 | -2 | -1 | 20 | 9 | | -1 |
| 32253 | -5 | -3.4 | -0.1 | -2 | 1 | 41 | 10 | | -1 |
| 32254 | -5 | -3.4 | -0.1 | 33 | 2 | 29 | 11 | | -1 |
| 32255 | -5 | -3.4 | -0.1 | 19 | 1 | 32 | 12 | | -1 |
| 32256 | -5 | -3.4 | -0.1 | -2 | 2 | 15 | 10 | | -1 |
| 32257 | -5 | -3.4 | -0.1 | 13 | -1 | 21 | 10 | | -1 |
| 32258 | -5 | -3.4 | -0.1 | -2 | 1 | 11 | 11 | | -1 |
| 32259 | -5 | -3.4 | -0.1 | 40 | 2 | 47 | 13 | | -1 |
| 32262 | -5 | -3.4 | -0.1 | -2 | -1 | 12 | 10 | | -1 |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-25-66
Page 5 of 11

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY/AQR ppm |
|---|---|---|
| 32222 | 3 | |
| 32224 | 4 | |
| 32225 | 5 | |
| 32226 | 6 | |
| 32227 | 8 | |
| 32229 | 11 | |
| 32231 | 7 | |
| 32233 | 13 | |
| 32235 | 6 | |
| 32236 | 6 | |
| 32238 | 9 | |
| 32240 | 12 | |
| 32241 | 6 | |
| 32242 | 7 | |
| 32243 | 9 | |
| 32244 | 7 | |
| 32246 | 5 | |
| 32248 | 4 | |
| 32250 | 4 | |
| 32251 | 6 | |
| 32252 | 9 | |
| 32253 | 11 | |
| 32254 | 16 | |
| 32255 | 10 | |
| 32256 | 10 | |
| 32257 | 7 | |
| 32258 | 3 | |
| 32259 | 7 | |
| 32262 | 5 | |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-25-66
Page 6 of 11

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY/AQR ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 32265 | -5 | -3.4 | -0.1 | -2 | -1 | 18 | 10 | | -1 |
| 32267 | -5 | -3.4 | -0.1 | -2 | -1 | 19 | 9 | | -1 |
| 32268 | -5 | -3.4 | -0.1 | -2 | 1 | 20 | 8 | | -1 |
| 32270 | -5 | -3.4 | -0.1 | -2 | -1 | 22 | 10 | | -1 |
| 32271 | -5 | -3.4 | -0.1 | -2 | -1 | 24 | 10 | | -1 |
| 32273 | -5 | -3.4 | -0.1 | -2 | -1 | 31 | 11 | | -1 |
| 32274 | -5 | -3.4 | -0.1 | -2 | 1 | 41 | 11 | | -1 |
| 32276 | -5 | -3.4 | -0.1 | -2 | -1 | 39 | 11 | | -1 |
| 32277 | -5 | -3.4 | -0.1 | -2 | -1 | 51 | 9 | | -1 |
| 32278 | -5 | -3.4 | -0.1 | -2 | -1 | 26 | 9 | | -1 |
| 32279 | -5 | -3.4 | -0.1 | -2 | -1 | 44 | 10 | | -1 |
| 32280 | -5 | -3.4 | -0.1 | -2 | -1 | 11 | 9 | | -1 |
| 32282 | -5 | -3.4 | -0.1 | -2 | -1 | 28 | 9 | | -1 |
| 32284 | -5 | -3.4 | -0.1 | -2 | -1 | 34 | 10 | | -1 |
| 32285 | -5 | -3.4 | -0.1 | -2 | -1 | 22 | 11 | | -1 |
| 32286 | -5 | -3.4 | -0.1 | -2 | -1 | 17 | 9 | | -1 |
| 32288 | -5 | -3.4 | -0.1 | -2 | -1 | 12 | 10 | | -1 |
| 32289 | -5 | -3.4 | -0.1 | -2 | -1 | 17 | 10 | | -1 |
| 32290 | -5 | -3.4 | -0.1 | -2 | -1 | 14 | 10 | | -1 |
| 32291 | -5 | -3.4 | -0.1 | -2 | -1 | 13 | 10 | | -1 |
| 32292 | -5 | -3.4 | -0.1 | -2 | -1 | -10 | 9 | | -1 |
| 32294 | -5 | -3.4 | -0.1 | -2 | -1 | 16 | 10 | | -1 |
| 32295 | -5 | -3.4 | -0.1 | -2 | -1 | 23 | 9 | | -1 |
| 32297 | -5 | -3.4 | -0.1 | -2 | -1 | 24 | 12 | | -1 |
| 32298 | -5 | -3.4 | -0.1 | -2 | -1 | 11 | 9 | | -1 |
| 32299 | -5 | -3.4 | -0.1 | -2 | -1 | 16 | 9 | | -1 |
| 32301 | -5 | -3.4 | -0.1 | -2 | -1 | 27 | 8 | | -1 |
| 32303 | -5 | -3.4 | -0.1 | -2 | -1 | 22 | 8 | | -1 |
| 32304 | -5 | -3.4 | -0.1 | -2 | -1 | 15 | 11 | | -1 |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-25-66
Page 7 of 11

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY/AQR ppm |
|---|---|---|
| 32265 | 4 | |
| 32267 | 1 | |
| 32268 | 6 | |
| 32270 | 5 | |
| 32271 | 6 | |
| 32273 | 5 | |
| 32274 | 8 | |
| 32276 | 6 | |
| 32277 | 6 | |
| 32278 | 18 | |
| 32279 | 17 | |
| 32280 | 12 | |
| 32282 | 6 | |
| 32284 | 6 | |
| 32285 | 4 | |
| 32286 | 8 | |
| 32288 | 5 | |
| 32289 | 7 | |
| 32290 | 12 | |
| 32291 | 5 | |
| 32292 | 14 | |
| 32294 | 11 | |
| 32295 | 13 | |
| 32297 | 10 | |
| 32298 | 11 | |
| 32299 | 7 | |
| 32301 | 5 | |
| 32303 | 4 | |
| 32304 | 5 | |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V. JOB NO.: 103-25-66
Page 8 of 11

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Lead Assay ASSAY/AQR ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 32306 | -5 | -3.4 | -0.1 | -2 | -1 | 23 | 10 | | -1 |
| 32307 | -5 | -3.4 | -0.1 | -2 | -1 | 11 | 10 | | -1 |
| 32308 | -5 | -3.4 | -0.1 | -2 | -1 | 14 | 9 | | -1 |
| 32309 | -5 | -3.4 | -0.1 | -2 | 1 | 21 | 11 | | -1 |
| 32311 | -5 | -3.4 | -0.1 | -2 | -1 | 26 | 10 | | -1 |
| 32312 | -5 | -3.4 | -0.1 | -2 | -1 | 23 | 9 | | -1 |
| 32314 | -5 | -3.4 | -0.1 | 12 | -1 | 25 | 9 | | -1 |
| 32315 | -5 | -3.4 | -0.1 | 11 | 5 | 27 | 12 | | -1 |
| 32317 | -5 | -3.4 | -0.1 | -2 | -1 | 33 | 11 | | -1 |
| 32318 | -5 | -3.4 | -0.1 | -2 | -1 | 34 | 10 | | -1 |
| 32320 | -5 | -3.4 | -0.1 | -2 | -1 | 21 | 7 | | -1 |
| 32321 | -5 | -3.4 | -0.1 | 11 | -1 | 15 | 9 | | -1 |
| 32323 | -5 | -3.4 | -0.1 | 53 | -1 | 11 | 12 | | -1 |
| 32324 | -5 | -3.4 | -0.1 | 15 | -1 | 13 | 9 | | -1 |
| 32326 | -5 | -3.4 | -0.1 | -2 | -1 | -10 | 8 | | -1 |
| 32327 | -5 | -3.4 | -0.1 | -2 | -1 | 16 | 8 | | -1 |
| 32328 | -5 | -3.4 | -0.1 | -2 | -1 | 25 | 8 | | -1 |
| 32329 | -5 | -3.4 | -0.1 | 6 | -1 | -10 | 11 | | -1 |
| 32330 | -5 | -3.4 | -0.1 | -2 | -1 | 13 | 9 | | -1 |
| 32331 | -5 | -3.4 | -0.1 | -2 | -1 | -10 | 8 | | -1 |
| 32332 | -5 | -3.4 | -0.1 | -2 | -1 | 30 | 9 | | -1 |
| 32333 | -5 | -3.4 | -0.1 | 21 | -1 | 18 | 8 | | -1 |
| 32334 | -5 | -3.4 | -0.1 | -2 | -1 | 14 | 10 | | -1 |
| 32336 | -5 | -3.4 | -0.1 | 7 | -1 | 21 | 10 | | -1 |
| 32337 | -5 | -3.4 | -0.1 | -2 | -1 | 17 | 8 | | -1 |
| 32338 | -5 | -3.4 | -0.1 | 17 | -1 | 31 | 10 | | -1 |
| 32339 | -5 | -3.4 | -0.1 | -2 | -1 | 23 | 12 | | -1 |
| 32340 | -5 | -3.4 | -0.1 | -2 | -1 | 21 | 9 | | -1 |
| 32341 | -5 | -3.4 | -0.1 | 37 | -1 | 12 | 10 | | -1 |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-25-66
Page 9 of 11

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY/AQR ppm |
|---|---|---|
| 32306 | 5 | |
| 32307 | 5 | |
| 32308 | 6 | |
| 32309 | 4 | |
| 32311 | 6 | |
| 32312 | 4 | |
| 32314 | 8 | |
| 32315 | 5 | |
| 32317 | 16 | |
| 32318 | 4 | |
| 32320 | 6 | |
| 32321 | 9 | |
| 32323 | 11 | |
| 32324 | 7 | |
| 32326 | 7 | |
| 32327 | 12 | |
| 32328 | 12 | |
| 32329 | 6 | |
| 32330 | 4 | |
| 32331 | 4 | |
| 32332 | 4 | |
| 32333 | 5 | |
| 32334 | 5 | |
| 32336 | 5 | |
| 32337 | 7 | |
| 32338 | 6 | |
| 32339 | 3 | |
| 32340 | 3 | |
| 32341 | 5 | |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-25-66
Page 10 of 11

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | *Lead Assay* ASSAY/AQR ppm | Antimony AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|
| 32342 | -5 | -3.4 | -0.1 | 37 | -1 | 18 | 6 | | -1 |
| 32343 | -5 | -3.4 | -0.1 | 58 | 1 | 11 | 10 | | -1 |
| 32346 | -5 | -3.4 | -0.1 | -2 | -1 | 12 | 9 | | -1 |
| 32347 | -5 | -3.4 | -0.1 | -2 | -1 | 15 | 5 | | -1 |
| 32348 | -5 | -3.4 | -0.1 | -2 | -1 | 16 | 7 | | -1 |
| 32351 | -5 | -3.4 | -0.1 | 14 | 2 | 85 | 10 | | -1 |
| 32392 | -5 | -3.4 | -0.1 | 5 | 3 | 25 | 11 | | -1 |
| 32393 | -5 | -3.4 | -0.1 | -2 | 1 | 14 | 8 | | -1 |
| 32394 | -5 | -3.4 | -0.1 | -2 | -1 | 48 | 8 | | -1 |
| 32395 | -5 | -3.4 | 0.1 | 76 | -1 | 36 | 11 | | -1 |
| 32396 | -5 | -3.4 | 0.3 | -2 | 10 | 21 | 15 | | -1 |
| 32509 | -5 | -3.4 | 0.1 | 273 | 3 | 11 | 42 | | -1 |
| 32510 | -5 | -3.4 | -0.1 | 12 | -1 | 77 | 17 | | -1 |
| 32511 | -5 | -3.4 | -0.1 | -2 | 16 | 26 | 5 | | -1 |
| 32512 | -5 | -3.4 | -0.1 | -2 | 2 | 114 | 18 | | -1 |
| 32513 | -5 | -3.4 | -0.1 | -2 | 2 | 21 | 8 | | -1 |
| 32514 | 560 | -3.4 | 109.0 | 559 | 1290 | 15800 | +20000 | 56500 | 214 |

Tuesday, February 03, 2004

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-25-66
Page 11 of 11

| Sample Designation | Zinc AA/AQR ppm | Zinc Assay ASSAY/AQR ppm |
|---|---|---|
| 32342 | 8 | |
| 32343 | 16 | |
| 32346 | 12 | |
| 32347 | 14 | |
| 32348 | 6 | |
| 32351 | 30 | |
| 32392 | 35 | |
| 32393 | 15 | |
| 32394 | 17 | |
| 32395 | 39 | |
| 32396 | 44 | |
| 32509 | 23 | |
| 32510 | 7 | |
| 32511 | 73 | |
| 32512 | 23 | |
| 32513 | 21 | |
| 32514 | +20000 | 43000 |

Tuesday, February 03, 2004

By Douglas Hensen, Operations Manager

AUG-12-2003(TUE) 13:25 BSI INSPECTORATE AMERICA RENO (FAX)775 359 2344 P.002/002

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-15-50
Page 2 of 3

| Sample Designation | Gold FA/AA ppb | Silver FA/GRAV ppm | Silver AA/AQR ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm |
|---|---|---|---|---|---|---|---|
| 169409 | 65 | | 3.3 | | | | |
| 169410 | 13 | | 1.7 | | | | |
| 169411 | 36 | | 2.3 | | | | |
| 169412 | 19 | | 2.2 | | | | |
| 169413 | 12 | | 1.1 | | | | |
| 169414 | 9 | | 2.2 | | | | |
| 169415 | 26 | | 1.3 | | | | |
| 169416 | 9 | | 0.7 | | | | |
| 169417 | 4 | | 1.0 | | | | |
| 169418 | 5 | | 3.3 | | | | |
| 169419 | 18 | | 6.4 | | | | |
| 169420 | 2123 | 609.8 | -200.0 | | | | |
| 169421 | 418 | 750.4 | +200.0 | | | | |
| 169422 | 90 | | 82.0 | | | | |
| 169423 | 42 | | 14.6 | | | | |
| 169424 | 34 | | 5.6 | | | | |
| 169425 | 22 | | 2.7 | | | | |
| 169426 | 15 | | 2.1 | | | | |
| 169427 | 8 | | 1.0 | | | | |
| 169428 | 18 | | 2.9 | | | | |
| 169429 | 22 | | 1.1 | | | | |
| 169430 | 57 | | 22.5 | | | | |

] [illegible] = 19.6 oz/T
24.45

Tuesday, August 12, 2003

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

| | | | |
|---|---|---|---|
| **DATE:** | Friday, April 16, 2004 | **JOB NO:** | 104-05-48 |
| **CLIENT:** | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | **INVOICE NO:** | 330012176 |

**CLIENT ORDER NO:**

**REPORT ON:** 5 Dcores

**SUBMITTED BY:** Gabriel Arredonso

**PROJECT:** 31592-31596

**DATE RECIEVED:** Thursday, March 25, 2004

**ANALYSES:** Pathfinder 7, Gold

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA

**REMARKS:** Au FA-AA plus Pathfinder 7

**CC:**

E-MAILED TO:

All values are reported in parts per million unless specified otherwise. A minus sign (-) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected — 1 ppm=0.0001%
Troy oz./ton=34.286 ppm — 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

BSi Group: Standards - Information - Training - Inspection - Testing - Assessment - Certification

**BSi INSPECTORATE**
**Precious Metals**
840 Greg Street - Sparks, NV 89431
Tel: (775) 359-6311
Fax: (775) 359-2944
m&m.info@inspectorate.com

# Certificate of Analysis

Page 1 of 2

| | | | |
|---|---|---|---|
| **DATE:** | Tuesday, July 08, 2003 | **JOB NO:** | 103-13-23 |
| **CLIENT:** | Minera Los Lagartos S.A. de C.V.<br>Av. Trece, No. 100<br>Hermosillo, S 83140 Mexico | **INVOICE NO:** | 33010329 |

**CLIENT ORDER NO:**

**REPORT ON:** 2 Rocks

**SUBMITTED BY:** Peter Megaw

**DATE RECIEVED:** Monday, June 09, 2003

**ANALYSES:** Pathfinder 7, Gold, Silver

**ANALYTICAL METHODS:** AA/AQR, Cold Vapor/AQR, Fire Assay/AA, Fire Assay/GRAV

**REMARKS:**

**CC:** RMG File

**E-MAILED TO:**

All values are reported in parts per million unless specified otherwise. A minus sign (–) is to be read "less than" and a plus sign (+) "greater than." Values in parenthesis are estimates. This analytical report is the confidential property of the above mentioned client and for the protection of this client and ourselves we reserve the right to forbid publication or reproduction of this report or any part thereof without written permission.

ND=None Detected 1 ppm=0.0001%
Troy oz /ton=34.286 ppm 1 ppm=0.0292 Troy oz./ton

The results of this assay were based solely upon the content of the sample submitted. Any decision to invest should be made only after the potential investment value of the claim of deposit has been determined based on the results of assays of multiple samples of rocks or minerals collected by the prospective investor or by a qualified person selected by him.

**BSi Group:** Standards - Information - Training - Inspection - Testing - Assessment - Certification

CLIENT: Minera Los Lagartos S.A. de C.V.

JOB NO.: 103-13-23
Page 2 of 2

| Sample Designation | Gold FA/AA ppb | Gold FA/GRAV ppb | Silver AA/AQR ppm | Silver FA/GRAV ppm | Arsenic AA/AQR ppm | Copper AA/AQR ppm | Mercury CVAA/AQR ppb | Lead AA/AQR ppm | Antimony AA/AQR ppm | Zinc AA/AQR ppm |
|---|---|---|---|---|---|---|---|---|---|---|
| PmexpAU | 3720 | 4315 | +200.0 | 456.0 | 795 | 590 | 303 | 2100 | 21 | 600 |
| PmexpZn | 58 | | 5.8 | | 9 | 14 | -10 | 45 | 13 | 136 |

Tuesday, July 08, 2003

By [signature]
Douglas Hensen, Operations Manager

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

APPENDIX 5 Assay Certificates and Analytical Methods From BSI-Inspectorate Laboratories, Reno, Nevada

Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006

Fire Assay/Precious Metal Analysis

HIGH GRADE ASSAYS/(Over 1%/10,000 ppm)

Element	Detection Limit	Price per sample
Cu	0.1%	$6.50
Pb	0.1%	$6.50
Zn	0.1%	$6.50
Mo	0.1%	$6.50

Detection limits for various Fire assay methods and high-grade base metal analyses, taken from BSI-Inspectorate’s price brochure (FA method used by Mag-Silver circled in red).

MULTI-ELEMENT ATOMIC ABSORPTION PACKAGES

	PATHFINDER 7
METHOD: Multi-Element Flame AA with Aqua-Regia Digestion
	Hg by Cold Vapor AA
Parameter		Method	Detection Limit
Ag	Silver	AA	0.1	ppm
As	Arsenic	AA	2	ppm
Sb	Antimony	AA	1	ppm
Cu	Copper	AA	1	ppm
Hg	Mercury	CVAA	0.01	ppm
Pb	Lead	AA	1	ppm
Zn	Zinc	AA	1	ppm

Pathfinder 7 package used by Mag-Silver for base metal and Ag analyses with detection limits taken from BSI-Inspectorate Price Brochure.

INSPECTORATE

| US | MM | LAB | 7.5.1 | Aqua Regia Digestion | Rev. 5-06 | MSV | ENG |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | | | Page 1 of 1 | |

Sample (s) Received from Weigh Room for A/R Digestion
Add 3.0 ml of 2:1 Nitric Acid:De-Ionized Water; Allow to Stand for 15 MInutes
Key Observation:
If sample is noticed to smoke or fume during this step, allow to stand for an additional 10 minutes.
Place Sample Tube into Hot Water Bath for 20 to 30 Minutes
Add 3.0 ml Concentrated Hydrochloric Acid; Vortex to Mix
Place Sample Tube into Hot Water Bath for Approx. 90 Minutes; Remove from Bath
Guidelines for Observation:
If sample material is noted to foam, bubble or escape from tube in any way during the digestion process, a new sample must be weighed out and the process re-started.
Add 4.0 ml of 2N Hydrochloric Acid with 0.1% Tartaric Acid and 1.25% Aluminum Chloride
Vortex 4 Times to Mix; Allow to Settle
Key Observation:
Reaction is complete when the blank samples change color from dark orange to light yellow.
Complete Workstation Log; Record and Report Results

INSPECTORATE

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| US | MM | LAB | 7.5.1 | Fire Assay Fusion | Rev. 5-06 | MSV | ENG |
| | | | | | | Page 1 of 2 | |

Sample (s) Received for Fusion
Set Up Trays, Placing Blanks as Directed on Worksheets
Determine Crucible Type and Charge with Appropriate Flux (Consult Crucible and Flux Usage Chart)
Charge Crucibles with Appropriate Flux (Consult Flux Table)
Weigh Out Samples as Directed on GLIS and Add to Crucibles as Appropriate
Classify Samples (See Guidelines at Right) and Add Reagents and/or Flux as Needed
Blend Flux and Sample and Cap with Borax
Load Tray(s) into Furnace and Complete Workstation Log
Conduct Fusion, Operating Furnace in Accordance with Manufacturers Instructions
Collect Lead into Pour Bar
A
Guidelines for Classification
Add one drop of nitric acid to each sample in first tray, note reactions and refer to Flux Table for instruction.
Reclassify at any significant color change of sample material.
Standard Fusion: Approx. 90 Minutes at 1950 to 2000 Degrees F

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| US | MM | LAB | 7.5.1 | Fire Assay Cupellation | Rev. 5-06 | MSV | ENG |
| | | | | | | Page 1 of 1 | |

Sample(s) Received for Cupellation
Preheat Magnesium Oxide Cupels for Approx. 3 Minutes
Load Buttons into Cupels
Charge into Furnace
Conduct Cupellation, Operating Furnace in Accordance with Manufacturers Instructions
When Buttons are Fully Molten, Open Furnace Door Approx. 4" to Vent
Upon Full Absorption, Transfer Trays to Hooded Workstation (See Guidelines at Right)
Guidelines for Observation:
After allowing furnace to vent for approx. 30 minutes, check beads every few minutes thereafter. Full absorption is achieved when red beads become silver colored.
Allow to Cool and Place Cupels into Numbered Tray; Complete Workstation Log
Determine Finish Required (See GLIS)
Gravimetric
Begin Gravimetric Au Finish Process
AA
Begin Au Atomic Absorption Process

**Standard Cupellation: Approx. 1750 Degrees F Until Buttons are Fully Absorbed**

INSPECTORATE

| US | MM | LAB | 7.5.1 | Au Atomic Absorption Finish | Rev. 5-06 | MSV | ENG |
|---|---|---|---|---|---|---|---|
| | | | | | | Page 1 of 1 | |

Sample (s) Received for Au AA Finish
Place Bead into 16x125mm Test Tube
Add 1.0 ml of 25% Nitric Acid
Put Tube Rack on Hotplate at 250 Degrees F for Approx. 20 Minutes
Remove from Hotplate; Allow to Cool
Add a Small Amount of Micro Boiling Chips and 2.5 ml of Concentrated Hydrochloric Acid
Return Tray to Hotplate for 2-3 Hours
Key Observation:
Light straw color indicates completion
Remove from Hotplate; Allow to Cool; Add 0.5 ml of De-ionized Water
Bring Total Volume to 5.0 ml with 2N Hydrochloric Acid
Vortex 5 Times
Ensure AAS Calibration is Current
AA is Performed
Complete Workstation Log; Record and Report Results

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

APPENDIX 6 Site Visit Sample Summary Descriptions, Assays, and Assay Certificates and Acme Analytical Laboratory Assay Methods and Limits of Detection

Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006

Juanicipio Property	CCIC Site Check Assay Comparison with Mag-Silver Results	Appendix 6

HOLE No.	From	To	Int. Core Rec		DESCRIPTION	Sampler	Sample #	Au	Ag	Pb	Zn	Cu
	(m)	(m)	(m)	(%)				(g/t)** (g/t)**		(%)**	(%)**	(%)**
JI0301A	603.17	603.65	0.48	78	Quartz-calcite breccia 40° to core axis oriented,	MAG	169419	0.02	7.2	0.00	0.00	0.00
					fine pyrite,amethyst quartz and green fluorite.	CCIC	888	0.02	4	<.01	<.01	<.001
							% diff.	0%	-44%	0%	0%	0%
JI0301A	603.65	604.14	0.49	78	Quartz vein sacaroidal texture fine cubic pyrite	MAG	169420	2.12	609.8	0.05	0.03	0.02
					very fine pyrargyrite christals,cpy traces,galena	CCIC	889	1.72	534	0.05	0.02	0.06
							% diff.	-19%	-12%	-4%	-28%	185%
JI0301A	604.19	604.59	0.40	78	Quartz veinlet with sacaroidal texture fine piryte	MAG	169421	0.42	760.4	0.37	0.01	0.01
						CCIC	890	0.61	1045	0.30	0.01	0.02
							% diff.	46%	37%	-18%	19%	126%
JI0301A	604.57	605.38	0.81	82	Quartz veinlets drussy texture zone, fine pyrite	MAG	169422	0.09	89.3	0.03	0.01	0.00
						CCIC	891	0.04	13	<.01	0.01	0.00
							% diff.	-56%	-85%	0%	0%	-5%
JI0305	803.12	804.27	1.15	100	Massive sulphides, 20° to core axis, Py, Sph, Gn,	MAG	169562	0.34	45.6	1.14	2.85	0.07
					Cpy traces, < pyrrotite	CCIC	892	1.19	51	0.62	1.95	0.08
							% diff.	247%	12%	-46%	-32%	3%
JI0305	804.27	805.37	1.10	100	Massive sulphides, 20° to core axis, Py, Sph, Gn,	MAG	169563	0.25	246.8	9.05	10.75	0.35
					Cpy traces, < pyrrotite	CCIC	893	0.3	218	5.30	11.27	0.33
							% diff.	22%	-12%	-41%	5%	-7%
JI0305	805.37	806.90	1.53	99	Calcite branch, silicified, Py	MAG	169572	0.03	8.4	0.07	0.15	0.01
						CCIC	894	0.04	13	0.08	0.29	0.01
							% diff.	38%	55%	11%	96%	40%

* Au analyzed by standard fire assay
** Original Mag-Silver assays reported in ppb for Au, and in ppm for Ag, Cu, Pb and Zn.

Caracle Creek International Consulting Inc.

# ASSAYS

## Group 6 Precious Metals Assay by Fire Assay

Highly precise determinations for Au, Ag, Pt, Pd and Rh by classical lead-collection fire assay on a 1 assay-ton sample (29.2 g). Massive sulphide or Cr-rich matrix will require a reduced sample weight. Analysis is by ICP-ES after digestion of the dore bead. Gravimetric analysis is available. Request a metallics assay (500 gm sample) if coarse precious metals are suspected.

| Element | Detection | Method |
|---|---|---|
| Au | 0.001 oz/t | Fire Assay on 29.2 g (1 Assay-Ton) sample |
| | | Metallics Fire Assay on 500 g sample |
| Au, Ag* | 0.001 oz/t | Fire Assay on 29.2 g sample (Ag by Group 7AR)* |
| | | Metallics Fire Assay on 500 g sample |

# GEOCHEMICAL – ICP by Aqua Regia Digestion

## Group 1D, 1DX: ICP & ICP-MS Analysis – Aqua Regia

You can choose economically priced ICP-ES **(Group 1D)** or ICP-MS **(Group 1DX)** analysis to complement your exploration program. Sample splits of 0.5 g are leached in hot (95°C) Aqua Regia. Select a larger split size for more representative **Au analysis.** Refractory and graphitic samples can limit Au solubility. Solubility of some elements* will be limited by mineral species present.

| | Group 1D Detection | Group 1DX Detection | Upper Limit |
|---|---|---|---|
| Ag | 0.3 ppm | 0.1 ppm | 100 ppm |
| Al* | 0.01 % | 0.01 % | 10 % |
| As | 2 ppm | 0.5 ppm | 10000 ppm |
| Au | 2 ppm | 0.5 ppb | 100 ppm |
| B* | 3 ppm | 1 ppm | 2000 ppm |
| Ba* | 1 ppm | 1 ppm | 1000 ppm |
| Bi | 3 ppm | 0.1 ppm | 2000 ppm |
| Ca* | 0.01 % | 0.01 % | 40 % |
| Cd | 0.5 ppm | 0.1 ppm | 2000 ppm |
| Co | 1 ppm | 0.1 ppm | 2000 ppm |
| Cr* | 1 ppm | 1 ppm | 10000 ppm |
| Cu | 1 ppm | 0.1 ppm | 10000 ppm |
| Fe* | 0.01 % | 0.01 % | 40 % |
| Ga* | - | 1 ppm | 1000 ppm |
| Hg‡ | 1 ppm | 0.01 ppm | 100 ppm |
| K* | 0.01 % | 0.01 % | 10 % |
| La* | 1 ppm | 1 ppm | 10000 ppm |
| Mg* | 0.01 % | 0.01 % | 30 % |
| Mn* | 2 ppm | 1 ppm | 10000 ppm |
| Mo | 1 ppm | 0.1 ppm | 2000 ppm |
| Na* | 0.01 % | 0.001 % | 10 % |
| Ni | 1 ppm | 0.1 ppm | 10000 ppm |
| P* | 0.001 % | 0.001 % | 5 % |
| Pb | 3 ppm | 0.1 ppm | 10000 ppm |
| S | - | 0.05 % | 10 % |
| Sb | 3 ppm | 0.1 ppm | 2000 ppm |
| Sc | - | 0.1 ppm | 100 ppm |
| Se | - | 0.5 ppm | 1000 ppm |
| Sr* | 1 ppm | 1 ppm | 10000 ppm |
| Th* | 2 ppm | 0.1 ppm | 2000 ppm |
| Ti* | 0.01 % | 0.001 % | 10 % |
| Tl‡ | 5 ppm | 0.1 ppm | 1000 ppm |
| U* | 8 ppm | 0.1 ppm | 2000 ppm |
| V* | 1 ppm | 2 ppm | 10000 ppm |
| W* | 2 ppm | 0.1 ppm | 100 ppm |
| Zn | 1 ppm | 1 ppm | 10000 ppm |

**See Page 6 for Group 1F-MS Aqua Regia / ICP Mass Spec analysis for ultratrace element determination**

ACME
ANALYTICAL LABORATORIES LTD.

ISO 9002 KPMG VANCOUVER 1996

852 East Hastings Street • Vancouver, British Columbia • CANADA • V6A 1R6
Telephone: (604) 253-3158 • Fax: (604) 253-1716 • Toll free: 1-800-990-ACME (2263) • e-mail: info@acmelab.com

# General Sample Preparation Methods

Soil and Sediments
Rocks and Drill Core
Samples arrive from Client
Samples arrive from Client
Samples sorted and inspected
Do pulp samples need additional processing?
Samples sorted and inspected
Samples dried
Samples dried
Yes
Yes
Samples sieved to desired mesh
Samples crushed and pulverized to desired mesh
No
No
Pulps retained for analysis and storage (1 year)
Pulps retained for analysis and storage (1 year) rejects stored for 3 months

## Comments

Samples arrive via courier, post or by client drop-off.

Samples sorted and inspected for quality of use (quantity and condition). Rock and Drill Core samples inspected for mineralisation such as colour and percent of sulphides and metal oxides or carbonates. Pulp samples inspected for homogeneity and fineness. In pulps are unsuitable, then client is contacted for clearance to pulverize or screen further.

If needed, sample dried at 60°C (40°C if specified by the client)

Soil and sediment samples screened to –80 mesh (ASTM) unless specified otherwise by client. Acme reference material G-1 screened as first sample in sequence and carried through analysis to monitor background noise.
Rock and Drill Core samples are crushed to 70% passing -10 mesh, homogenized and riffle split to produce 250 g split for pulverizing to 95% passing -150 mesh. Quartz blank crushed and pulverized as first sample in sequence and carried through analysis to monitor background noise.

Soil/sediment pulp(60 to 100 g of -80 mesh material) saved in labeled envelop for analysis and archive (1 year free storage). Coarse material (+80 mesh) is discarded unless specified otherwise by the Client.
Rocks and Drill Core pulp (200 to 300 g of -150 mesh material) saved in a large coin envelope for analysis and archive (1 year free storage). Coarse material (rejects) is archived for 3 months at no charge then returned to client, sotared at cost or discarded depending on Client instructions.

| Document: Method and Specifications for Sample Preparation.doc | Date: June, 2001 | Prepared By: J. Gravel |
|---|---|---|

# ACME ANALYTICAL LABORATORIES LTD.

852 East Hastings Street • Vancouver, British Columbia • CANADA • V6A 1R6
Telephone: (604) 253-3158 • Fax: (604) 253-1716 • Toll free: 1-800-990-ACME (2263) • e-mail: info@acmelab.com

## METHODS AND SPECIFICATIONS FOR ANALYTICAL PACKAGE
## GROUP 1D & 1DX - ICP ANALYSIS – AQUA REGIA

### Analytical Process

Receive Samples
Sort and Log Samples
Rock and Drill Core
Vegetation
Soils, Sediments Oven Dry at 60°C
Ash at 550°C
Label and Sieve samples to -80 Mesh
Label, Crush & Pulverize to -100 mesh
Weigh out 0.5g into test tubes; weigh out duplicate splits and control standards, add these to sample sequence
Re-split
Digest in hot (90-95°C) Aqua Regia for 1 hr.
Calibration Standards and Reagent Blanks added to sequence of sample solutions
Solutions analysed by ICP-ES or by Optima ICP-ES
Re-analyze
No
Computer attached to ICP corrects data for interferences and drift. Operator inspects Raw Data
Data
Verification
Is data of acceptable quality?
Yes
ICP data and other requested analyses combined as a final Analytical Report
Verification and Certification by a BC Certified Assayer

### Comments

**Sample Preparation**

Soils and sediments are dried (60°C) and sieved to -80 mesh (-177 µm), rocks and drill core are crushed and pulverized to -150 mesh (-100 µm). Vegetation is dried (60°C) and pulverized or dry ashed (550°C). Moss-mat samples are dried (60°C), pounded then sieved to recover -80 mesh sediment or ashed at 550°C then sieved to -80 mesh with potential loss by volatilization of Hg, As, Sb, Bi and Cr. Aliquots of 0.5 g are weighed into test tubes. Duplicate aliquots are taken from two samples in each batch of 34 samples to measure precision. An aliquot of sample standard STD C3 is added to each batch to monitor accuracy.

**Sample Digestion**

Aqua Regia is a 2:2:2 mixture of ACS grade conc. HCl, conc. $HNO_3$ and demineralized $H_2O$. Aqua Regia is added to each sample and to two empty reagent blank test tubes in each batch of samples. Sample solutions are digested for 1 hr in a hot water bath (90-95°C).

**Sample Analysis**

***Group 1D***: sample solutions are aspirated into a Jarrel Ash AtomComp 800 or 975 ICP emission spectrograph to determine 30 elements: Ag, Al, As, Au, B, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sr, Th, Ti, U, V, W, Zn.

***Group 1DX***: sample solutions are aspirated into a Perkin Elmer Optima 3300 Dual View ICP emission spectrograph to determine 35 elements: Ag, Al, As, Au, B, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, *Ga*, *Hg*, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, *S*, Sb, *Sc*, *Tl*, Sr, Th, Ti, U, V, W, Zn.

**Data Evaluation**

Raw and final data from the ICP-ES undergoes a final verification by a British Columbia Certified Assayer who then signs the Analytical Report before it is released to the client. Chief Assayer is Clarence Leong, other certified assayers are Dean Toye and Jacky Wang.

| Document: Method and Specifications for Group 1D&1DX.doc | Date: November 19, 1999 | Prepared By: J. Gravel |
|---|---|---|

ACME ANALYTICAL LABORATORIES LTD.
852 East Hastings Street • Vancouver, British Columbia • CANADA • V6A 1R6
Telephone: (604) 253-3158 • Fax: (604) 253-1716 • Toll free: 1-800-990-ACME (2263) • e-mail: info@acmelab.com

# METHODS AND SPECIFICATIONS FOR ANALYTICAL PACKAGE
# GROUP 6 - PRECIOUS METAL ASSAY

## Analytical Process

Receive Samples
Sort and Log Samples
Label, crush to -10 mesh and pulverize to -150 mesh (or –200 mesh)
for metallics testing
Sieve to –150 or -200 mesh
undersize fraction
oversize fraction
Weigh
Aliquots of ¼ to 2 assay ton weighed into fire-assay pots, reference materials and duplicates added to sequence. Total oversize fraction assayed
Re-assay from pulp
Add Fire-Assay flux and fuse in fire-assay ovens
Cupel Pb buttons to recover dore beads
Weigh then digest dore beads in nitric acid leaving sponge
Hydrochloric acid is added to dissolve Au and PGE
Sample solutions analysed by ICP-ES
Re-analyze
No
Data adjusted based on calibration standards and blanks. Fire-assay Supervisor reviews data quality.
Is data of acceptable quality?
Yes
Precious metal assay data and other requested analyses are combined as a final Analytical Report. Metallics test gives Au +PGE in undersize and oversize fractions and weighted average.
Final verification and certification by BC Certified Assayer

## Comments

### Sample Preparation

Rocks and drill core are crushed to 75% minus 10 mesh (-1.7 mm), a 250 g subsample is riffle split then pulverized to 95% minus 150 mesh (-100 microns) or minus 200 mesh upon request. Reject and pulp duplicate splits are taken from two samples in every 34 to monitor sub-sampling variation related to sample inhomogeniety and analytical variation, respectively. One quarter (7.5 g) to two assay ton (58.4 ±0.01g) splits are weighed. STD Au-1 (Au reference material), STD Ag-2 (Ag reference material) or STD FA-10R (Au, Pt, Pd, Rh reference material) and a blank are added to each analytical batch to monitor accuracy. Results are reported in imperial (oz/t) or metric (gm/mt) measure. For metallics testing, 500+ gm is pulverized and sieved through a 150 or 200 mesh screen. The oversize material on the screen is weighed and assayed in total. A 1 or 2 assay ton split of the undersize fraction is also assayed .

### Sample Digestion

Sample split is mixed with fire-assay fluxes containing PbO litharge and a Ag inquart then heated at 1000°C for 1 hour to liberate Au + PGE. After cooling, lead buttons are recovered and cupelled at 950°C to render Ag ±Au ±Pt ±Pd ±Rh dore beads. Beads are weighed then leached in 1 mL of conc. $HNO_3$ at >95°C to dissolve Ag leaving Au ±PGE sponges. A Au inquart is used for Rh assays where the concentration is likely to exceed 10 ppb. The sponge is dissolved by adding 6 mL of 50% HCl.

### Sample Analysis

The solutions are analyzed by ICP-ES (Jarrel Ash Atom-Comp model 800 or 975) to determine Au, Pt, Pd and Rh. Au or PGEs over 1 oz/t are determined by gravimetric finish. Ag is determined both by fire assay and wet assay. Ag over 10 oz/t is reported from the fire assay while concentrations <10 oz/t are reported from the wet assay. Metallics testing reports concentrations of Au ±PGEs in the undersize fraction, the oversize fraction and the calculated weighted average of these fractions.

### Data Evaluation

Raw and final data undergoes a final verification by a British Columbia Certified Assayer who then signs the Analytical Report before it is released to the client. Chief Assayer is Clarence Leong, other certified assayers are Dean Toye and Jacky Wang.

Document: Methods and Specifications for Group 6.doc | Date: May, 2000 | Prepared By: J. Gravel

Mag Silver Corp. Independent Technical Report – Juanicipio, Mexico

APPENDIX 7 Exploration of Low Sulphidation Epithermal Vein Systems Peter Megaw, 2006
Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006

Exploration of Low Sulfidation

Epithermal Vein Systems

by: Dr. Peter Megaw

Low Sulfidation Epithermal Vein Deposits (“LSEVD”) share many common characteristics whose recognition and interpretation allow explorationists to determine the magnitude of a given system and general location within the system, and thereby focus exploration. A brief review of some of these features is provided here leading to general exploration strategies to evaluate given systems. The reader is referred to Wisser (1966), Buchanan (1981), Hedenquist and others (1996), and Albinson and others (2001) for in-depth syntheses on LSEVD in general and especially in Mexico.

“Epithermal” literally means “shallow heat”, and is applied to hydrothermal systems emplaced at shallow depths (<1 km) in the earth’s crust. “Low Sulfidation” refers to a style of epithermal system developed in a geothermal or hot springs environment versus “High Sulfidation” epithermal systems which develop in the volcanic hydrothermal environment. There can be significant overlap between these two end-members.

Gold and silver mineralization in LSEVD systems occurs dominantly as veins and stockworks with minor disseminations. Major examples include: Pachuca, Guanajuato, Tayoltita, El Oro and Fresnillo, Mexico; Hishikari, Japan; and Comstock, and Tonopah, USA. Associated elements include Cu, Ag, Zn, Pb, and As.

Distinctive minerals present in LSEVD include: pyrite, sphalerite, galena, arsenopyrite and sulfosalts (complex Ag, Pb and Cu species with As and Sb as well as sulfur). Gangue minerals are dominated by quartz, adularia (hydrothermal Potassium feldspar) and calcite with some illite development (Hedenquist and others, 1996). Fluids in this regime generally do not significantly alter surrounding wall rocks at the depth of mineralization, but do effect increasingly widespread silicification, Advanced Argillic Alteration (including kaolinite, alunite and/or buddingtonite) and propyllitic alteration (chlorite, calcite, epi-dote and/or pyrite) above the mineralized levels.

Ore metals and gangue ingredients are dissolved in the epithermal ore fluids, which rise from depth along structural pathways at high temperatures (>200 oC) under enough pressure to preclude boiling. Mineralization occurs when the pressure drops abruptly (through faulting or other rupture), which instantly triggers boiling (“flashing”) and causes the ore fluids to “dump” their mineral load into any available open space. Metals bearing species are deposited first (and very quickly) followed by quartz, calcite and adularia gangue which grow more gradually until all open spaces are filled. When the system is again sealed, pressure begins building again until the next rupturing event occurs and the mineralizing process recurs. This vigorous episodic process rips up vein fillings deposited in previous stages and covers them with new fillings and gives epithermal veins their characteristic repeated banding and breccia textures. Generally, long-lived epithermal vein systems display more repetitions and larger metals budgets than short-lived systems.

Structures are the most fundamental control on location of vein development: from providing major ore fluid ingress channels to the open spaces for ore deposition. Productive LSEVD districts typically show a “grain” reflecting opening (and reopening) of a series of roughly parallel and/or intersecting structures on a range of scales and can often be related to position within the stress fields of major regional structures. Some of these major regional structures contain numerous separate but roughly contemporaneous districts/mineralization centers along hundreds of kilometers of their length. This suggests the existence of regionally extensive ore-producing processes whose products move into shallow crustal levels in response to regional structural events.

Epithermal Vein Systems continued...

On a district and individual vein scale, the local structural regime controls which portions of which structures are opened by rupturing, and subsequently filled by mineralization. Ore shoots typically develop within “dilatent” zones developed along inflections of vein strike or dip where geometry permits maximum opening at the time of mineralization. Repetitions of these inflections along kilometers of a given structure are often each occupied by ore shoots, giving a “beads on a string” distribution to the best orebodies in these veins. In a vertical sense, many vein structures show a gradual splitting or “horsetailing” towards the surface. This reflects the shallow seated structural environment of vein fields in general and the tendency for vein openings to be best developed in areas of local extension.

The metals component of the vein filling is zoned with respect to the boiling level (Fig. 1): base metals (Pb, Zn, Cu) tend to be deposited below it, while silver and gold are dominantly deposited above the boiling level. Boiling may occur at different elevations for different mineralizing episodes (in response to the degree of pressure buildup before rupture), so a broad transition zone often exists between the precious metals rich upper part of the vein and the more base metal rich root zone. In the most extreme cases the boiling level may change abruptly by hundreds of meters during the life of the hydrothermal system (Simmons, 1991). This can result in temporally separate stages of precious metal and root zone mineralization occurring side by side in “composite veins”, or repetitions of the complete zoning separated by 100 meters of barren in “stacked” veins.

Alteration is also zoned with respect to the boiling level and the paleosurface. Overall, the combined alteration zones tend to spread out laterally and upwards (See Figure 1), reflecting a combination of the near surface horse-tailing of the structural framework and progressive fluid migration away from the principal fluid conduits. The overall lateral progression is from silicifica-tion to propyllitic alteration (chlorite, epidote, calcite and pyrite), whereas the vertical progression is from silicification to Advanced Argillic Alteration to siliceous residue. Wallrock composition and permeability strongly affect lateral alteration development: more reactive and permeable units will show the most pervasive alteration. Intermediate volcanic and intrusive rocks (andesites and diorites), and sediments derived from these (arkoses) are especially susceptible to propyllitic alteration, so this alteration is commonly well developed in epithermal vein systems deposited in subduction related magmatic belts (c.f. most of the Western Cordillera of the Americas). Shales and fine-grained siliclastic rocks, typical of the continental side of the Cordillera are generally less reactive and permeable, and alteration halos around veins hosted in these rocks are typically much more limited. Limestones and other calcareous rocks are highly reactive and may trigger replacement reactions, creating skarns or sulfide replacements, where LSEVD fluids cut these rocks.

Near-surface alteration reflects the chemistry of the residual depleted ore fluids. These approach the acidic chemistry of high-sulfidation systems and generate many of the same Advanced Argillic Alteration minerals (kaolinite, alunite and buddingtonite). The classic “vuggy silica” residual textures of the high sulfidation systems are rare in low sulfidation systems, but a cap of fine-grained silica deposited on the surface (sinter) or just below it is common. This surficial silicification is readily distinguished from the deeper silicification zone by much finer (often colloidal or opaline) textures and the common presence of cinnabar (mercury sulfide) and very fine-grained pyrite.

The productive zones of most known vein districts have been discovered in outcrop, so little remains of the uppermost alteration zones in many major districts. Stripping off of this protective

Epithermal Vein Systems continued...

cover exposed the precious metal zones to surficial weathering processes, some of which destroy sulfide species, liberating the metals and allowing their downward transport and reprecipitation at depth. This can result in essentially barren vein outcrops overlying shallowly buried zones of high-grade secondary enrichment. Many of these provided Bonanza grade ores to the earliest discoverers. Exploration of LSEVD involves comparing geologic observations made in the field (surface, mine and core) into an integrated district perspective with respect to the factors above to determine a given area’s favorability for discovery.

First order favorability considerations include:

1.	How favorably is the system located?…does it occur within a regional belt of related deposits?

2.	Depth of exposure…is the precious metals zone preserved and/or inferred to lie at what depth? Has the base metal root zone been reached?

3.	What was the strength/longevity of the system…how extensive is it and how many repetitions are reflected in the vein textures?

Second order favorability features include:

1.	Degree of alteration development and ability to relate it to mineralization centers or controls:

2.	Exposure of the regional structural fabric and ability to decipher stress regime.

3.	Do possible stacked or composite vein targets exist?

4.	Are parallel or intersecting structures possible?

5.	Are logically “missing” parts of the system hidden by younger cover in adjacent areas?

REFERENCES

Albinson,-F., T., Norman, D.I., Cole, D., and Chomiak, B., 2001, Controls on formation of low-sulfidation epithermal deposits in Mexico: Constraints from fluid inclusion and stable isotope data. In, Albinson-F., T. and Nelson, C.E. eds.New Mines and Discoveries in Mex-ico and Central America Society of Economic Geologists, Special Publication No. 8., Little-ton CO, p. 1-32.

Buchanan, L.J., 1981. Precious Metals Deposits Associated with Volcanic Environments in the Southwest: in, Dickinson, W.R., and Payne, W.D., eds., Arizona Geological Society Digest Vol. 14., p. 237-262.

Hedenquist, J.W., Izawa, E., Arribas, A., and White, N.C., 1996, Epithermal Gold Deposits: Styles characteristics and exploration: Society of Resource Geology, Resource Geology Special Publication Number 1, Tokyo, Japan, 24p.

Simmons, S.F., 1991, Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn ore-bodies.: Economic Geology, v. 86, no. 8, p.

1579-1601.

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Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). His primary exploration foci are CRDs, Vein Deposits and Porphyry Copper Deposits. He specializes in property evaluation and acquisition for clients through collaboration with his associates in Minera Cascabel.